John Wiley & Sons, Inc., 2007 Annual Report

DIRECTIONS

for our third century
in publishing


WILEY
1807-2007
KNOWLEDGE FOR GENERATIONS

FINANCIAL HIGHLIGHTS

For the fiscal years ended April 30

		2007		2006	% Change
REVENUE [a]	**$**	**1,234,936,000**	$	1,044,185,000	18%
OPERATING INCOME [a,b]	**$**	**161,279,000**	$	152,679,000	6%
NET INCOME [a,b]					
Adjusted [c,d]	**$**	**94,151,000**	$	96,076,000	(2)%
GAAP	**$**	**99,619,000**	$	110,328,000	(10)%
EARNINGS PER DILUTED SHARE [a,b]					
Adjusted [c,d]	**$**	**1.62**	$	1.61	1%
GAAP	**$**	**1.71**	$	1.85	(8)%
RETURN ON EQUITY [a,b]					
Adjusted [c,d]		**21%**		24%	—
GAAP		**21%**		28%	—
DIVIDENDS PER SHARE					
Class A Common	**$**	**0.40**	$	0.36	11%
Class B Common	**$**	**0.40**	$	0.36	11%



Revenue
($ Millions)
1500
1200
900
600
300
0
$1,235
11% CAGR
97 98 99 00 01 02 03 04 05 06 07a
Earnings per Diluted Share
(Adjusted)
2.00
1.50
1.00
0.50
0
$1.62
18% CAGR
97 98 99 00 01 02 03 04 05 06 07
Operating Income
($ Millions)
200
150
10
50
0
$161
16% CAGR
97 98 99 00 01 02 03 04 05 06 07

a) Effective February 2, 2007, the Company finalized the acquisition of Blackwell Publishing (Holdings) Ltd. ("Blackwell"). Blackwell contributed approximately $105.8 million, $6.5 million, ($1.2 million) and ($0.02) to the Company's revenue, operating income, net income (loss) and earnings (loss) per diluted share, respectively, for the quarter and fiscal year ending April 30, 2007.

b) Effective May 1, 2006, the Company adopted SFAS 123R which requires that companies recognize share-based compensation to employees in the Statement of Income based on the fair value of the share-based awards. The adoption of SFAS 123R resulted in the recognition of an incremental share-based compensation expense of $11.3 million ($7.0 million after taxes) or $0.12 per diluted share for the full year ended April 30, 2007.

c) The amount reported for the fiscal year 2007 excludes a $5.5 million tax benefit, or $0.09 diluted share. This benefit coincides with the resolution and settlements of certain tax matters with authorities in the U.S. and abroad.

d) The adjusted amounts exclude a $7.5 million, or $0.12 per diluted share, tax accrual recorded on the repatriation of dividends from European subsidiaries in the fourth quarter of fiscal year 2005. On May 10, 2005, the U.S. Internal Revenue Service issued Notice 2005-38. The notice provided for a tax benefit, which was recorded by the Company in the first quarter of fiscal year 2006, that fully offset the tax accrued by the Company on foreign dividends in fiscal year 2005. Neither the first quarter fiscal year 2006 tax benefit nor the corresponding fourth quarter fiscal year 2005 tax accrual had cash impact to the Company. In addition, for the twelve-month period ending April 30, 2006, the adjusted amounts above also exclude a $6.8 million, or $0.11 per diluted share, tax benefit recorded in fiscal year 2006 related to the settlement of certain matters with tax authorities.

e) The amounts reported for fiscal year 2004 exclude a net tax benefit of $3.0 million, or $0.05 per diluted share, related to the resolution of certain state and federal tax matters and an adjustment to accrued foreign taxes.

2007 Revenue


By Core Business
39% Professional/Trade
17% Higher Education
44% Scientific, Technical, and Medical


By Location of Customer
58% United States
20% Europe
9% Asia
5% Other
4% Australia & New Zealand
4% Canada

Stock Price

(NYSE: JWA; 4/30 closing price)


45
35
25
15
5
$37.45
17% CAGR
97
98
99
00
01
02
03
04
05
06
07

Cumulative Total Return

(Indexed)


160
140
120
100
80
$148
$141
$115
John Wiley & Sons, Inc., Class A
Dow Jones World Publishing Index
Russell 1000
02
03
04
05
06
07

The above graph provides an indicator of the cumulative total return to shareholders of the Company's Class A Common Stock as compared with the cumulative total return on the Russell 1000 and the Dow Jones World Publishing Index, for the period from April 30, 2002 to April 30, 2007. The Company has elected to use the Russell 1000 Index as its broad equity market index because it is currently included in that index. Cumulative total return assumes $100 invested on April 30, 2002 and reinvestment of dividends throughout the period.

f) In the fourth quarter of fiscal year 2002, Wiley finalized its commitment to relocate the Company's headquarters to Hoboken, N.J. The relocation was completed in the first quarter of fiscal year 2003. These amounts exclude unusual charges for costs associated with the relocation of approximately $2.5 million pretax, or $0.02 per diluted share, in fiscal year 2003, and $12.3 million pretax, or $0.12 per diluted share, in fiscal year 2002.

g) The amounts reported for fiscal year 2003 exclude a nonrecurring tax benefit of $12 million, equal to $0.19 per diluted share, resulting from a corporate reorganization that enabled the Company to increase the tax-deductible net asset basis of certain European subsidiaries.

h) Fiscal Year 1998 excludes a gain from the sale of the U.S. law publishing program of $21.3 million, or $12.2 million after tax equal to $0.19 per diluted share.

Note: The Company's management evaluates performance excluding unusual and/or nonrecurring events. The Company believes excluding such events provides a more effective and comparable measure of performance. Since the adjusted amounts are not measures calculated in accordance with GAAP, they should not be considered as a substitute for other GAAP measures, including net income and earnings per share, as an indicator of operating performance. See the reconciliation of non-GAAP financial disclosures in the Management's discussion and analysis section on page 18 of the Company's 2007 annual report on form 10-K.

GAAP = U.S. Generally Accepted Accounting Principles CAGR = Compound Annual Growth Rate

TO OUR SHAREHOLDERS

Wiley finished an extraordinary year on a positive note. We launched the celebration of our bicentennial by making the largest acquisition, by far, in our history. Blackwell Publishing Ltd. was acquired on February 2, 2007, for £572 million.

While completing the acquisition and beginning the integration process, Wiley recorded record revenue for fiscal year 2007 of $1.2 billion, 18% above prior year, including revenue for one quarter from Blackwell. Excluding the acquisition, Wiley's revenue grew 8% to $1.1 billion, also a record. Excluding foreign exchange, revenue increased 7%. On a U.S. GAAP basis, earnings per diluted share for fiscal year 2007 was $1.71 compared to $1.85 in fiscal year 2006. Fiscal year 2007 results include incremental stock option costs associated with the adoption of SFAS 123R of $11 million, or $0.12 per share, and a bad-debt provision related to the Advanced Marketing Services (AMS) bankruptcy of $4 million, or $0.05 per diluted share. On a comparable basis to last year (excluding SFAS 123R, various tax benefits, and the Blackwell acquisition), earnings per diluted share grew 9%.


William J. Pesce
and Chief Executive Officer

In fiscal year 2007, the Company, excluding Blackwell, generated cash from operating activities of $240 million. During the year, we repurchased $7 million of Wiley shares; acquired publishing assets in several transactions, in addition to Blackwell, of $20 million; and paid $23 million in dividends to shareholders.

On April 30, the last day of the fiscal year, Wiley's share price was $37.45, up slightly from last year. Soon afterward, our stock price reached a record high. *Crain's NY Business* said of the upward trend, "Investors are clearly signaling faith that solid management can triumph even in the most bookish of industries." The *Toronto Globe & Mail* commented, "...we know a winning stock when we see one."

A YEAR OF GROWTH AND TRANSFORMATION

We began Wiley's third century moving forward on a path of expansion, fueled by organic growth in our core businesses and the Blackwell acquisition. Wiley and Blackwell colleagues around the world are collaborating effectively to realize our aspirations for this acquisition. We have already validated many of the key assumptions that underlie our acquisition plan.

The merger of Wiley's Scientific, Technical, and Medical (STM) business and Blackwell is accelerating the move toward global leadership and management that both companies have been pursuing over the past decade. During the fourth quarter of fiscal year 2007, we announced the global organization structure for the merged business, which includes Blackwell and Wiley colleagues on the leadership team. Plans have been approved to combine global sales, marketing, and content management, which will result in significant synergies. As planned, we are capitalizing on Blackwell's successful off-shoring and outsourcing of various content-management, manufacturing, and shared support services.

Our current priorities are to finalize plans for the implementation of a single Web platform; complete the integration of technology resources; and transition to a common financial reporting, distribution, and customer service infrastructure. By the end of fiscal year 2008, we expect to have implemented the action plans and initiatives that will deliver the synergies that underpin our acquisition plan.

A YEAR OF RECORD RESULTS

The record results for fiscal year 2007 were driven by the strong performances of all of our global businesses—Professional/Trade, STM, and Higher Education—all of which outpaced industry performance. Blackwell results exceeded our fourth quarter projections, and the integration with Wiley's STM business is proceeding as planned. Although the merger of the two businesses is underway, for the purposes of financial reporting in fiscal years 2007 and 2008, Blackwell is being treated as a separate segment.

In addition, it should be noted that the Company finalized a review of certain product prices used to settle inter-segment sales during the first quarter of fiscal year 2007. While the modification has no effect on consolidated financial results, it does impact individual segment operating results. The impact of the change, where significant to segment results, is described below.

PROFESSIONAL/TRADE (P/T)

With leading positions in targeted consumer and professional categories, Wiley's P/T business possesses a formidable portfolio of global brands that include For Dummies, Frommer's, Betty Crocker, Pillsbury, CliffsNotes, Webster's New World, J.K. Lasser, Jossey-Bass, Pfeiffer, and Sybex.

Products are developed in the United States, Canada, Europe, Asia, and Australia for worldwide distribution through multiple channels, including bookstores, online sales, and direct marketing.

U.S. P/T revenue for fiscal year 2007 advanced 5% to $399 million, or 7% adjusting for the effect of changes in inter-segment product prices. The results were driven by the cooking, travel, business, and technology programs. Strong global rights sales and advertising revenue also contributed to the results. Global P/T sales increased 9% over the prior year.

Two of P/T's leading brands marked milestones of their own during Wiley's bicentennial year—the 75th anniversary of *Architectural Graphic Standards*, published in partnership with the American Institute of Architects and now in its 11th edition, and the 50th anniversary of the market-leading Frommer's travel-guide brand.

P/T extended its strength in travel with the launch of the MTV Travel Guide series, the indigenous U.K. Frommer's series, and a new series by Pauline Frommer, daughter of founder Arthur Frommer. Wiley now offers companies in the travel industry Web site construction and development services provided by U.K.-based Whatsonwhen, which was acquired in October 2006.

Several new books on finance, business, and leadership stood out among the year's publications, including *True North*, Bill George's follow-up to *Authentic Leadership; The Only Three Questions That Count* by Ken Fisher; and John Bogle's *The Little Book of Common Sense Investing*, the third book in the bestselling Little Book series. Previously published titles continued to build momentum including *Hedgehogging* by Barton Biggs; *Stock Investing For Dummies*, 2nd edition, by Paul Mladjenovic; and *The Five Dysfunctions of a Team* by Patrick Lencioni. *J.K. Lasser's Income Tax 2006* strengthened its leadership position in the tax-preparation category. *Weight Watcher's New Complete Cookbook* and *The Bon Appetit Cookbook* delivered consistently excellent results in a competitive field.

P/T continued to capitalize on strategic alliances and acquisitions, signing a multi-year agreement with Lincoln Center for the Performing Arts, Inc. for a series of books drawing on Lincoln Center's extensive archives, educational expertise, and community of artists. The March acquisition of Anker Publishing brought P/T approximately 100 backlist books and a considerable number of forthcoming titles, as well as the *Department Chair* quarterly newsletter, in the area of professional development for faculty and administrators in higher education. The list complements a corresponding program published under Wiley's Jossey-Bass imprint.

Online activity has generated healthy revenue growth, notably from advertising sales on branded Web sites such as Frommers.com, Dummies.com, and CliffsNotes.com. P/T also provides digital content to a variety of clients. Whatsonwhen drew on Frommer's, For Dummies, and Unofficial Guides content for its travel-related Web services. P/T delivered nearly 1,400 articles based on For Dummies technology content to Yahoo! for its Yahoo! Tech, a consumer source for accessible technology information. Branded Wiley Web sites significantly increased the number of podcasts offered during the year, and Frommers.com launched an interactive mapping functionality.

Wiley Asia published a number of notable titles with global appeal during the year, including *China CEO: Voices of Experience from 20 International Leaders* by Juan Antonio Fernandez and Laurie Underwood; titles from the Mark Mobius Master Class series; and the English language edition of the official Chinese government annual report, *China's Banking and Financial Markets: The Internal Research Paper of the Chinese Government*, by Robert Kuhn and Li Yang. Translation licensing in Simplified Chinese was expanded, with more than 150

The record results for fiscal year 2007 were
DRIVEN BY STRONG PERFORMANCES
of all of our global businesses — Professional/Trade, STM, and Higher Education — all of which outpaced industry performance.

P/T titles licensed to date, and a co-published Chinese language edition of the *Leadership Practices Inventory* launched in November 2006. Wiley India has developed a strong English language reprint program, primarily in technology and business, and has broadened the For Dummies reprint program to include consumer as well as technology titles.

P/T sales were strong in markets around the world. Wiley Europe's sales gained momentum in continental Europe, with much of the growth coming from computing books. Strong retail performance in many Asian markets boosted results. There was strong demand for Wiley Canada's real estate titles, frontlist releases, and For Dummies titles. *Brodeur: Beyond the Crease*, by hockey player Martin Brodeur, sold well globally.

Investments in enabling technologies are
ENHANCING OUR ABILITY TO DELIVER
must-have content to our customers, making it easier for them to discover Wiley's products, services, capabilities, and people.

During the year, Wiley Europe announced the formation of a multi-year publishing partnership with the Dana Centre, an extension of the Science Museum in London, for a series of books that examine technology-related news stories and their implications on everyday life. Wiley Europe also signed a contract with the Strategic Management Society to publish a new journal, *Strategic Entrepreneurship*.

SCIENTIFIC, TECHNICAL, AND MEDICAL (STM)

Wiley's global STM business provides researchers, scholars, professionals, librarians, and students access to Wiley journals, encyclopedias, books, databases, and laboratory manuals. STM publishes in the life and physical sciences, medicine, chemistry, statistics and mathematics, and electrical and electronics engineering. Going forward, Wiley's STM segment will be known as Scientific, Technical, Medical, and Scholarly (STMS) as we merge our STM business with Blackwell.

Wiley's U.S. STM revenue grew 8% in fiscal year 2007 to $222 million. Revenue growth was driven by journal subscriptions; non-subscription revenue, such as advertising and the sale of journal reprints; and STM reference books. New businesses and new and acquired publications, including the *Journal of Orthopaedic Research*, the controlled circulation journals *Dialysis & Transplantation*, *The Hospitalist*, and *Clinical Cardiology*, and three periodicals acquired from Carpe Diem Communications, Inc., contributed $5 million of the top-line growth for the year. Globally, STM revenue increased 8% for the full year.

Customers continue to take advantage of Wiley InterScience's content (www.interscience.wiley.com). The number of visits during fiscal year 2007 was up nearly 24% over prior year, with strong uptake of the Pay-Per-View and ArticleSelect access options.

During the year, the Company expanded its ambitious program to tap into its wealth of legacy content; in addition to the journal backfile initiative, which is on track to digitize by the end of 2007 every Wiley journal ever published, there is now an active program to digitize selected landmark STM books, a collection of over 750 volumes from at least 21 book series that has contributed to a 30% increase in the number of book downloads. With the addition of the 750 back volumes, total online book content will comprise over one million pages. Additionally, legacy Major Reference Works (MRWs) are now being made available online through the new Wiley InterScience eMRW interface.

STM continued to build on its track record of successful partnerships with medical, scholarly, and professional associations. Highlights include an agreement to publish all five journals of the Royal Meteorological Society in the U.K., expanding a relationship established in 1980, as well as new and renewed agreements with the Mt. Sinai School of Medicine, the International Society of Magnetic Resonance in Medicine, The American Society of Transplantation, Society of Academic Emergency Medicine, American Association of Anatomists, the British Journal of Surgery Society, and the Society of Biochemistry and Molecular Biology.

Wiley Europe renewed its contract with the National Health Service in the U.K. for the Cochrane National Site License and extended its publishing partnership with Symbian to include the formation of the new Symbian Academy program. In Asia, the Korean digest edition of *Hepatology*, published for the American Association for the Study of Liver Diseases, was launched, completing a local-language series that also includes Chinese and Japanese versions.

Wiley signed an agreement with the New York Public Library to provide public online access to over 300 peer-reviewed journals usually available only through academic or corporate collections. This pilot project will provide data about the use of high-level journal content in a public library setting. The Company also expanded its partnership with Skyscape, Inc., a leading provider of interactive healthcare solutions for desktop and mobile devices, to make the evidence-based medicine summaries of InfoPOEMs available to Skyscape's customer base of more than 575,000 medical professionals.

BLACKWELL

Blackwell publishes journals, books, and online content in the sciences, technology, medicine, the social sciences, and the humanities. With operations in the U.K., the U.S., Australia, China, Denmark, Germany, Singapore, and Japan, Blackwell has long been considered among the industry's best at building and maintaining strong relationships with scholarly and professional societies.

Blackwell revenue and operating income for the fourth quarter of fiscal year 2007 was $106 million and $6 million, respectively, both of which exceeded our expectations. Included in the fourth quarter results are nearly $6 million of amortization charges for intangible assets related to the acquisition. Financing costs for the acquisition were approximately $17 million in the quarter, and the acquisition was dilutive to quarterly earnings per share by $0.02 cents.

Since the acquisition was completed, Blackwell has announced the launch of a number of new journals and has formed new partnerships with scholarly and professional societies. New publications include *Clinical and Translational Science*, *Regulation & Governance*, *Asian Social Work and Policy Review*, and *Archives of Drug Information*.

HIGHER EDUCATION

Wiley Higher Education has strong positions in the sciences, engineering, computer science, mathematics, business and accounting, statistics, geography, hospitality, and the culinary arts, and a growing presence in modern languages, psychology, and education. Higher Education serves an expanding global market of professors, students, professionals, and lifelong learners. As a result of the success of WileyPLUS, our integrated online suite of teaching and learning resources, Higher Education is an increasingly online business.

The Company's U.S. Higher Education revenue increased 4% to $162 million for fiscal year 2007, or 7% after adjusting for the effect of changes in inter-segment product prices. Strong growth in accounting (driven by new editions sold through WileyPLUS), social sciences, and sales of Microsoft Official Academic Course (MOAC) texts, were partially offset by softness in mathematics, science, and engineering. Global revenue increased 6%.

WileyPLUS sales for fiscal year 2007 were nearly double the prior year amount. Visits for the quarter approached one million. Digital-only sales—those not accompanied by purchases of textbooks—accounted for 20% of the total. WileyPLUS is currently used in 13 nations around the globe, gaining ground through institutional sales in India, the U.K., and the Middle East, and through adoptions in Australia, Canada, and Asia. WileyPLUS Assignment Editions were launched in Australia and New Zealand. The Wiley Faculty Network, which provides instructors with peer-to-peer guidance in the use of Wiley's technology products, marked a 50% increase in attendance at its Guest Lectures.

Early in the fiscal year, Wiley became Microsoft's official academic publishing partner worldwide for all MOAC texts, taking over the distribution of existing titles and collaborating with Microsoft on a new co-branded series of textbooks and e-learning products on Microsoft technologies. Sales have surpassed the expectations of both Wiley and Microsoft, with a strong global component that includes significant activity in Canada, the U.K., Asia, and Australia. An agreement is in place with the Ministry of Education in Malaysia to use MOAC titles in the curriculum at six universities. India is expected to be an important market as well.

In partnership with the National Geographic Society, Wiley launched the Wiley Visualizing series of introductory textbooks, which integrate rich visuals and media with text in a uniquely effective way that has been enthusiastically received by the market. Higher Education also announced partnerships with the CFA Institute, a global membership organization of investment practitioners and educators, to publish finance titles under the CFA Institute Investment Series brand; with Symbian, in the U.K., to create the new Symbian Academy program for accredited Higher Education institutions, drawing on content from across Wiley's publishing programs; and with the George Lucas Educational Foundation, to co-produce a series of six textbooks employing "project-based" learning, proven to increase self-direction and improve research and problem-solving skills.

INTO OUR THIRD CENTURY

We look forward to a successful new year, which will be a pivotal one as we merge Wiley's STM business with Blackwell. We are confident Wiley will provide high-quality products and services to our authors, society partners, and customers, while generating the financial results required to make the acquisition a sound strategic investment for our Company and our shareholders.

Investments in enabling technologies are enhancing our ability to deliver must-have content to our customers, making it easier for them to discover Wiley's products, services, capabilities, and people. Wiley is rapidly evolving from a product-centric company that delivered primarily print products to customers to a customer-centric company that is more closely connected to customers and more able to provide them with what they want when they want it.

Wiley is not a growth for growth's sake Company. We aspire to be a valued and respected provider of products and services that make important contributions to advances in knowledge and understanding, a role that is essential to progress in a healthy and prosperous society. We are proud to lead our remarkable Company into a new century with the support and dedication of our colleagues around the world. Together, we will promote knowledge and understanding around the world by providing more access to more content by more people than ever before in our 200-year history.

Sincerely,

William J. Pesce

William J. Pesce
President and Chief Executive Officer

Peter Booth Wiley

Peter Booth Wiley
Chairman of the Board

THE WILEY VISION

John Wiley & Sons, Inc., aspires to be a valued and respected provider of products and services that make important contributions to advances in knowledge and understanding, a role that is essential to progress in a healthy and prosperous society. While fulfilling this role, we strive to build lasting, collaborative relationships with all of our stakeholders. We are dedicated to sustaining Wiley's performance-driven culture, which requires our unwavering commitment to the highest standard of ethical behavior and integrity in everything we do.

MISSION

Wiley provides must-have content and services to professionals, scientists, educators, students, lifelong learners, and consumers worldwide. Wiley is dedicated to serving our customers' needs, while generating attractive intellectual and financial rewards for all of our stakeholders—authors, colleagues, partners, and stockholders.

VALUES

Founded in 1807, during the presidency of Thomas Jefferson, Wiley has evolved into one of the world's most respected publishing companies. We strongly believe in the enduring value of collaborative relationships, built on a solid foundation of trust and integrity. We strive to be the very best at all that we do, which strengthens our competitive position and results in consistently strong performance.

Wiley's strength is based on the efforts and accomplishments of a diverse group of people who are distinguished by their integrity, creativity, talent, initiative, and dedication.

- We are responsible to our customers, who rely on the quality of our products and services to meet their needs. Service must be prompt and efficient and prices should be reasonable.
- We are responsible to our authors and partners, who collaborate with us to create high-quality products and services, and who deserve appropriate recognition and compensation for their efforts.
- We are responsible to our colleagues, whom we respect as human beings first, professionals second. We must provide a reasonable sense of security, pleasant and safe working conditions, fair compensation and benefit programs, and opportunities for professional growth.
- We are responsible to our shareholders, who should realize a fair return on their investments. Investors can rely on a highly capable leadership team and an independent Board of Directors distinguished by their commitment to effective governance, ethical behavior, and integrity in all that we do.
- We are responsible to the communities in which we work. These communities should benefit from our good citizenship, including our support of educational and cultural organizations.

GOALS AND STRATEGIES

Wiley has achieved superior results and continues to grow by focusing on three overarching goals:

- Building long-term relationships with our customers
- Increasing profitability, cash flow, and return on investment
- Enhancing Wiley's position as "the place to be" for all of our stakeholders.

We are realizing these goals through the following strategies:

- *Exploiting our global positions and brands* by collaborating across our organization and constantly striving to improve the quality of our products and services around the world
- *Capitalizing on the connections among our core businesses*—Professional/Trade; Scientific, Technical, Medical, and Scholarly; and Higher Education—to better serve customers and drive growth
- *Pursuing partnerships and alliances with highly regarded organizations* to add content, services, and capabilities to our portfolio
- *Building on our successful track record with acquisitions* by consummating transactions that are strategic and financially responsible, and executing our integration plans effectively by adhering to a best practices approach
- *Leveraging our investments in technology* to create value for our customers, facilitate communication with our stakeholders, and increase productivity throughout the Company.

PROFESSIONAL/TRADE

making a difference
in the personal and professional lives
of our targeted audiences.



CAPITAL
IDEAS




BRODEUR
Beyond the Crease



CCNA
Virtual Lab




CHOCOLATES
ON THE PILLOW
AREN'T
ENOUGH



WHITE
HOUSE
CHEF
ELEVEN YEARS, TWO PRESIDENTS, ONE KITCHEN
WALTER SCHEIB AND ANDREW FRIEDMAN

Products

Books, subscription content, and information services in all media. Subject areas include business, technology, architecture, professional culinary, psychology, education, travel, health, religion, consumer reference, pets, and general interest.

Customers

Professionals, consumers, and students worldwide.

Distribution

Multiple channels globally, including major chains and online booksellers, independent bookstores, libraries, college and university bookstores, mass market retailers, warehouse clubs, corporations, direct marketing, and Web sites.

Brands/Franchises

For Dummies, Jossey-Bass, Frommer's, Betty Crocker, Pillsbury, CliffsNotes, Webster's New World, Visual, Howell Book House, J.K. Lasser, Unofficial Guide, Pfeiffer, Wrox, Architectural Graphic Standards, Capstone, Wrightbooks, Audel, Sybex, Fernhurst, Whatsonwhen.

Publishing Centers

Australia, Canada, Germany, Singapore, U.K., and U.S.



FROM 0 TO 260+
PROPERTIES
IN 7 YEARS
Steve McKnight
Photoshop CS3
THE ONLY
THREE
QUESTIONS
THAT
COUNT
KEN FISHER



ARCHITECTURAL
GRAPHIC STANDARDS


America's favorite food and entertaining magazine brings more than 1,200 delicious, easy-to-make recipes to your table
A FAIRCHILD


whatsonwhen™

www.whatsonwhen.com




WILEY CPA
ITALY

Fiscal Year 2007 Highlights

- Increased global Professional/Trade revenue by 9% to $484 million, driven by cooking, travel, business, and technology programs, as well as global rights and advertising.
- Grew online business significantly through advertising and licensing of Frommer's, Unofficial Guides, and For Dummies content.
- Extended Frommer's brand with launch of new Pauline Frommer's and U.K. Frommer's series.
- Acquired Whatsonwhen Ltd., a U.K.-based provider of online travel content and services.
- Acquired publishing assets of Anker Publishing, Inc., which focuses on professional development for educators and administrators in higher education.
- Formed publishing partnerships with Lincoln Center for the Performing Arts, Inc.; Essential Learning Partnership, for Web-based training courses; the Dana Centre, an extension of the Science Museum in London for a book series; and Microsoft, Inc., for the Microsoft Executive Leadership series.
- Marked 75th anniversary of *Architectural Graphic Standards* and 50th anniversary of the Frommer's travel guide brand.

Strategies

- Build core publishing categories through organic growth and acquisition.
- Strengthen and expand strategic alliances and franchise products.
- Develop and grow industry-leading brands.
- Manage key accounts globally to increase sales.
- Leverage the Internet for online sales, advertising revenue from branded sites, and content licensing.
- Expand electronic publishing activities, focusing on key franchises, alliances, and brands.
- Grow custom and proprietary publishing business.
- Expand Asian publishing programs, including translations, co-publishing, and English-language reprints.
- Develop new products and services that leverage capabilities.
- Generate savings and drive productivity improvements by expanding off-shoring and outsourcing of various content-management, manufacturing, and shared support services.


THE THINK FACTORY
SUSAN D. CONWAY


BILL GEORGE
TRUE NORTH
GEORGE
TRUE NORTH
KIRK
LET'S FACE IT
90 YEARS OF LIVING, LOVING, AND LEARNING
MICHAEL
NURTURE THE NATURE

SCIENTIFIC, TECHNICAL, MEDICAL & SCHOLARLY

providing services and must-have content
to researchers and practitioners
and their scholarly and professional societies
in research-based professions.



BJU
journal



Distribution

Multiple channels including libraries, library consortia, subscription agents, bookstores, online booksellers, and direct sales to customers.

Brands/Franchises

Wiley, Wiley-Blackwell, Wiley InterScience, Wiley-VCH, Blackwell Publishing, Blackwell Synergy, Wiley-Liss, InfoPOEMs, Blackwell Munksgaard, Blackwell Futura, Le Jacq

Products

Journals, encyclopedias, books, databases, and laboratory manuals in the natural sciences, social sciences, medicine, the humanities, engineering, dentistry, veterinary science, nursing, and other research-based professions, delivered in print and online.

Publishing Centers

Australia, China, Germany, India, Singapore, U.K., and U.S.

Customers

Academic, corporate, government, and public libraries; researchers; clinicians; engineers and technologists; scholarly and professional societies; students; and professors worldwide.



Vol. 1
February 2007
www.lpr-journal.org
Macromolecular
Reaction
Engineering
REVIEWS
Volume 1 · Number 1 · Jan–Feb 2007
Journal of
Tissue
Engineering
Regenerative
Medicine
WILEY


Wireless


CHEMICAL TECHNOLOGY
Petroleum Technology
WILEY CRITICAL CONTENT
Petroleum Technology
ENGINEERING Your RETIREMENT

Strategies

- Develop and manage as a global business.
- Partner with medical, scholarly, and professional societies.
- Provide superior support to customers and clients.
- Expand online content portfolio and enhance it with additional tools and services to improve researchers' and professionals' productivity.
- Make content and services more accessible via a single enhanced online platform.
- Create new online business models and services.
- Collaboration with online enterprises that add value to Wiley InterScience and Blackwell Synergy.
- Expand online offerings of book backfiles and legacy reference works.
- Build advertising-supported publications business.
- Grow business in Asia, adding new customers, authors, and publishing programs.
- Generate savings and drive productivity improvements by expanding off-shoring and outsourcing of various content-management, manufacturing, and shared support services.


erScience


BIOPOLYMERS
Chemical Biology

Fiscal Year 2007 Highlights

- Increased Wiley's global STM revenue by 35% to $536 million. Blackwell's revenue contribution to Wiley's FY 2007 was $106 million.
- Acquired Blackwell Publishing, Ltd., a leading academic and professional publisher in February 2007.
- Wiley InterScience visits grew by nearly 24%, with online book downloads increasing by 30%.
- New businesses and acquired publication rights contributed $5 million of the top-line growth.
- Continued our growth in society journal publishing, signing publishing agreements with the International Society of Magnetic Resonance in Medicine, the Society of Biochemistry and Molecular Biology, and the International Society for Stem Cell Research, among others.
- Expanded an existing publishing agreement with the Royal Meteorological Society to include all five of their journals.
- Launched new journals including *Clinical and Translational Science*; *Regulation & Governance*; *Asian Social Work and Policy Review*; and *Archives of Drug Information*.
- Acquired HEED (Health Economic Evaluations Database), an online source of health economic information and evaluations.
- Acquired three controlled-circulation publications from Carpe Diem Communications, Inc.
- Signed an agreement with the New York Public Library to provide public online access to over 300 peer-reviewed journals.



HIGHER EDUCATION

helping teachers teach
and students learn.

Products



Educational materials in all media for two- and four-year colleges and universities, for-profit career colleges, and advanced placement classes, as well as for secondary schools in Australia.

Customers

Undergraduate, graduate, and advanced placement students, educators, and lifelong learners worldwide, and secondary school students in Australia.

Distribution

Multiple channels including college bookstores, online booksellers, and direct sales to customers.

Publishing Centers

Australia, Canada, India, U.K., and U.S.

Brands/Franchises

Wiley, Wiley/Jossey-Bass, WileyPLUS, Wiley Desktop Editions, Wiley Visualizing, Wiley Pathways, Business Extra Select, Wiley/MOAC, Jacaranda.

Strategies

- Strengthen market position in the sciences, engineering, mathematics, accounting, business, psychology, education, and modern languages.
- Develop and promote products, services, tools, and business models that deliver value to our customers and influence Wiley brand loyalty.
- Expand market penetration and reach of WileyPLUS internationally.
- Offer products in a variety of formats, both print and electronic, to appeal to different customers.
- Leverage partnerships for expansion into new markets.
- Expand custom publishing business.
- Increase sales of Higher Education products into non-traditional college channels, including career colleges, advanced placement classes, and continuing education.
- Grow Higher Education worldwide through adaptations, translations, and indigenous publishing.
- Generate savings and drive productivity improvements by expanding off-shoring and outsourcing of various content-management, manufacturing, and shared support services.


PSYCHOLOGY
IN ACTION
KAREN HUFFMAN


WILEY
PLUS
www.wileyplus.com


WILEY
PATHWAYS


Accounting
Principles

Fiscal Year 2007 Highlights

- Increased global Higher Education revenue 6% to $215 million. Strong sales in accounting and social sciences, and of Microsoft Official Academic Course (MOAC) titles, contributed to the results.
- Lowered costs through off-shore composition, improved vendor terms, and electronic product delivery.
- WileyPLUS sales nearly doubled, with digital-only sales accounting for 20% of the total.
- WileyPLUS is being used in 13 nations around the globe, gaining ground across Asia, Australia, Canada, New Zealand, U.K., and U.S.
- WileyPLUS Assignment Editions were launched in Australia and New Zealand.
- Attendance at Guest Lectures sponsored by the Wiley Faculty Network, a peer-to-peer resource to help instructors use Wiley technology products effectively, increased 50%.
- Launched the innovative Wiley Visualizing series of textbooks, developed in partnership with the National Geographic Society, to positive market response.
- Signed an agreement with Microsoft, Inc., becoming its official academic publishing partner worldwide, allowing Wiley to establish a significant global position in the technology certification market.
- Formed partnerships with the CFA Institute, to publish finance titles; the George Lucas Educational Foundation to co-produce a series of six textbooks employing project-based learning; and with Symbian to create a new program for accredited institutions.


WEYGANDT · KIESO · KIMMEL
FINANCIAL
ACCOUNTING
FIFTH EDITION
Regions

CORPORATE GOVERNANCE PRINCIPLES

To promote the best corporate governance practices, John Wiley & Sons, Inc., adheres to the Corporate Governance Principles set forth at the Corporate Governance section on wiley.com and in the Company's Proxy (online at http://www.wiley.com/go/communications). The Board of Directors and management believe that these Principles, which are consistent with the requirements of the Securities and Exchange Commission and the New York Stock Exchange, are in the best interests of the Company, its shareholders, and other stakeholders, including colleagues, authors, customers, and suppliers. The Board is responsible for ensuring that the Company has a management team capable of representing these interests and of achieving superior business performance.

FORM 10-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

[x] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: April 30, 2007

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

For the transition period from to
Commission file number 1-11507

JOHN WILEY & SONS, INC.

(Exact name of Registrant as specified in its charter)

NEW YORK	13-5593032
State or other jurisdiction of incorporation or organization	I.R.S. Employer Identification No.
111 River Street, Hoboken, NJ	07030
Address of principal executive offices	Zip Code

(201) 748-6000

Registrant's telephone number including area code

Securities registered pursuant to Section 12(b) of the Act: Title of each class	Name of each exchange on which registered
Class A Common Stock, par value $1.00 per share	New York Stock Exchange
Class B Common Stock, par value $1.00 per share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes |X| No | |

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act.

Yes | | No |X |

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes |X| No | |

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. | |

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.

Large accelerated filer |X| Accelerated filer | | Non-accelerated filer | |

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes | | No |X|

The aggregate market value of the voting stock held by non-affiliates of the registrant, computed by reference to the closing price as of the last business day of the registrant's most recently completed second fiscal quarter, October 31, 2006, was approximately $1,525,648,638. The registrant has no non-voting common stock.

The number of shares outstanding of the registrant's Class A and Class B Common Stock as of May 31, 2007 was 47,705,595 and 9,895,087 respectively.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement for use in connection with its annual meeting of stockholders scheduled to be held on September 20, 2007, are incorporated by reference into Part III of this form 10-K.

JOHN WILEY AND SONS, INC. AND SUBSIDIARIES
FORM 10-K
FOR THE FISCAL YEAR ENDED APRIL 30, 2007
INDEX

PART I

Item 1. Business

The Company, founded in 1807, was incorporated in the state of New York on January 15, 1904. (As used herein the term "Company" means John Wiley & Sons, Inc., and its subsidiaries and affiliated companies, unless the context indicates otherwise.)

The Company is a global publisher of print and electronic products, providing content and solutions to customers worldwide. Core businesses produce professional and consumer books and subscription products; scientific, technical, and medical journals, encyclopedias, books, and online products; and textbooks and educational materials, including integrated online teaching and learning resources, for undergraduate and graduate students, teachers and lifelong learners. The Company takes full advantage of its content from all three core businesses in developing and cross-marketing products to its diverse customer base of professionals, consumers, researchers, students, and educators. The use of technology enables the Company to make its content more accessible to its customers around the world. The Company maintains publishing, marketing, and distribution centers in the United States, Canada, Europe, Asia, and Australia.

Further description of the Company's business is incorporated herein by reference in the Management's Discussion and Analysis section of this 10-K.

Employees

As of April 30, 2007, the Company employed approximately 4,800 persons on a full-time basis worldwide.

Financial Information About Industry Segments

The note entitled "Segment Information" of the Notes to Consolidated Financial Statements and the Management's Discussion and Analysis section of this 10-K, both listed in the attached index, are incorporated herein by reference.

Financial Information About Foreign and Domestic Operations and Export Sales

The note entitled "Segment Information" of the Notes to Consolidated Financial Statements and the Management's Discussion and Analysis section of this 10-K, both listed in the attached index, are incorporated herein by reference.

Item 1A. Risk Factors

This section describes the major business risks to the Company and should be carefully considered.

Cautionary Statement Under the Private Securities Litigation Reform Act of 1995:

This 10-K and our Annual Report to Shareholders for the year ending April 30, 2007 report contains certain forward-looking statements concerning the Company's operations, performance, and financial condition. In addition, the Company provides forward-looking statements in other materials released to the public as well as oral forward-looking information. Statements which contain the words anticipate, expect, believes, estimate, project, forecast, plan, outlook, intend and similar expressions constitute forward-looking statements that involve risk and uncertainties. Reliance should not be placed on forward-looking statements, as actual results may differ materially from those in any forward-looking statements.

Any such forward-looking statements are based upon a number of assumptions and estimates that are inherently subject to uncertainties and contingencies, many of which are beyond the control of the Company, and are subject to change based on many important factors. Such factors include, but are not limited to (i) the level of investment in new technologies and products; (ii) subscriber renewal rates for the Company's journals; (iii) the financial stability and liquidity of journal subscription agents; (iv) the consolidation of book wholesalers and retail accounts; (v) the market position and financial stability of key online retailers; (vi) the seasonal nature of the Company's educational business and the impact of the used-book market; (vii) worldwide economic and political conditions; and (viii) the Company's ability to protect its copyrights and other intellectual property worldwide (ix) other factors detailed from time to time in the Company's filings with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise any such forward-looking statements to reflect subsequent events or circumstances.

Operating Costs and Expenses

The Company has a significant investment, and cost, in its employee base around the world. The Company offers competitive salaries and benefits in order to attract and retain the highly skilled workforce needed to sustain and develop new products and services required for growth. Employment and benefit costs are affected by competitive market conditions for qualified individuals, and factors such as healthcare, pension and retirement benefits costs. The Company is a large paper purchaser, and paper prices may fluctuate significantly from time-to-time. The Company attempts to moderate the exposure to fluctuations in price by entering into multi-year supply contracts and having alternative suppliers available. In general, however, any significant increase in the costs of goods and services provided to the Company may adversely affect the Company's costs of operation.

Protection of Intellectual Property Rights

Substantially all of the Company's publications are protected by copyright, held either in the Company's name, in the name of the author of the work, or in the name of the sponsoring professional society. Such copyrights protect the Company's exclusive right to publish the work in the United States and in many countries abroad for specified periods, in most cases the author's life plus 70 years, but in any event a minimum of 28 years for works published prior to 1978 and 50 years for works published thereafter. The ability of the Company to continue to achieve its expected results depends, in part, upon the Company's ability to protect its intellectual property rights. The Company's results may be adversely affected by lack of legal and/or technological protections for its intellectual property in some jurisdictions and markets.

Maintaining the Company's Reputation

Professionals worldwide rely upon many of the Company's publications to perform their jobs. It is imperative that the Company consistently demonstrates its ability to maintain the integrity of the information included in its publications. Adverse publicity, whether or not valid, may reduce demand for the Company's publications.

Trade Concentration and Credit Risk

Although the book publishing industry is concentrated in national, regional, and online bookstore chains, the Company's business is not dependent upon a single customer. No one book customer accounts for more than 7% of total consolidated revenue. The top 10 book customers, however, account for approximately 22% of total consolidated revenue and approximately 42% of total gross trade accounts receivable as of April 30, 2007.

In the journal publishing business, subscriptions are often sourced through journal subscription agents who, acting as agents for library customers, facilitate ordering and consolidate the subscription orders/billings with various publishers. Subscription agents account for approximately 19% of total consolidated revenue and no one agent accounts for more than 8% of total consolidated revenue. Subscription agents generally collect cash in advance from subscribers and remit payments to journal publishers, including the Company, prior to the commencement of the subscriptions. While at fiscal year-end the Company had minimal credit risk exposure to these agents, future calendar-year subscription receipts from these agents may depend significantly on their financial condition and liquidity. Insurance for payment on these accounts is not commercially feasible and/or available.

Changes in Regulation and Accounting Standards

The Company maintains publishing, marketing and distribution centers in Asia, Australia, Canada, Europe and the United States. The conduct of our business, including the sourcing of content, distribution, sales, marketing and advertising is subject to various laws and regulations administered by governments around the world. Changes in laws, regulations or government policies, including taxation requirements and accounting standards, may adversely affect the Company's future financial results.

Introduction of New Technologies or Products

Media and publishing companies exist in rapidly changing technological and competitive environments. Therefore, the Company must continue to invest in technological and other innovations and adapt in order to continue to add value to its products and services and remain competitive. There are uncertainties whenever developing new products and services, and it is often possible that such new products and services may not be launched or if launched, may not be profitable or as profitable as existing products and services.

Competition for Market Share and Author Relationships

The Company operates in highly competitive markets. Success and continued growth depends greatly on developing new products and the means to deliver them in an environment of rapid technological change. Attracting new authors and retaining our existing author relationships are also critical to our success. We believe the Company is well positioned to meet these business challenges with the strength of our brands, our reputation and innovative abilities.

Effects of Inflation and Cost Increases

The Company, from time to time, experiences cost increases reflecting, in part, general inflationary factors. To mitigate the effect of cost increases, the Company may take various steps to reduce development, production and manufacturing costs. In addition, the selling prices for our products may be selectively increased as marketplace conditions permit.

Ability to Successfully Integrate Key Acquisitions

The Company's growth strategy includes title, imprint and business acquisitions which complement the Company's existing businesses; the development of new products and services; designing and implementing new methods of delivering products to our customers, and organic growth of existing brands and titles. Acquisitions may have a substantial impact on costs, revenues, cash flows, and financial position such as, the Company's acquisition of Blackwell Publishing (Holdings) Ltd. ("Blackwell") more fully described in Note 4 of the annual report. Acquisitions involve risks and uncertainties, including difficulties in integrating acquired operations and in realizing expected opportunities, diversions of management resources and loss of key employees, challenges with respect to operating new businesses, debt incurred in financing such acquisitions, and other unanticipated problems and liabilities.

Attracting and Retaining Key Employees

The Company's success is highly dependent upon the retention of key employees globally. In addition, we are dependent upon our ability to continue to attract new employees with key skills to support the continued organic growth of the business.

Item 1B. Unresolved Staff Comments

None

Item 2. Properties

The Company occupies office, warehouse, and distribution facilities in various parts of the world, as listed below (excluding those locations with less than 10,000 square feet of floor area, none of which is considered material property). All of the buildings and the equipment owned or leased are believed to be in good condition and are generally fully utilized.

Location	Purpose	Approx. Sq. Ft.	Lease Expiration
Leased			
Australia	Office	19,000	2007
	Office	33,000	2020
	Warehouse	68,000	2016
Canada	Office & Warehouse	87,000	2011
	Office	18,000	2010
England	Warehouse	131,000	2012
	Office	63,000	2027
	Office	17,000	2025
United States:			
New Jersey	Corporate Headquarters	383,000	2017
New Jersey	Distribution Center & Office	188,000	2021
New Jersey	Warehouses	380,000	2021
Indiana	Office	116,000	2009
California	Office	38,000	2012
Massachusetts	Office	55,000	2017
Singapore	Office & Warehouse	61,000	2008
	Office	15,000	2008
Owned			
Germany	Office	57,000	
	Office	29,000	
England	Office	50,000	
Iowa	Office & Warehouse	27,000	

Item 3. Legal Proceedings

The Company is involved in routine litigation in the ordinary course of its business. In the opinion of management, the ultimate resolution of all pending litigation will not have a material effect upon the financial condition or results of operations of the Company.

Item 4. Submission of Matters to a Vote of Security Holders

No matters were submitted to the Company's security holders during the last quarter of the fiscal year ended April 30, 2007.

PART II

Item 5. Market for the Company's Common Equity and Related Stockholder Matters and Issuer Purchases of Equity Securities

The Quarterly Share Prices, Dividends, and Related Stockholder Matters listed in the index on page 10 are incorporated herein by reference.

Item 6. Selected Financial Data

The Selected Financial Data listed in the index on page 10 is incorporated herein by reference.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Management's Discussion and Analysis of Financial Condition and Results of Operations listed in the index on page 10 is incorporated herein by reference.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The information appearing under the caption "Market Risk" in Management's Discussion and Analysis of Financial Condition and Results of Operations listed in the index on page 10 is incorporated herein by reference.

Item 8. Financial Statements and Supplemental Data

The Financial Statements and Supplemental Data listed in the index on page 10 is incorporated herein by reference.

JOHN WILEY & SONS, INC., AND SUBSIDIARIES
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULES

The following financial statements and information appearing on the pages indicated are filed as part of this report:

Other schedules are omitted because of the absence of conditions under which they apply or because the information required is included in the Notes to Consolidated Financial Statements.

Management's Discussion and Analysis of Business,
Financial Condition and Results of Operations

The Company is a global publisher of print and electronic products, providing content and solutions to customers worldwide. Core businesses produce professional and consumer books and subscription products; scientific, technical, and medical journals, encyclopedias, books, and online products; and textbooks and educational materials, including integrated online teaching and learning resources, for undergraduate and graduate students, teachers and lifelong learners. The Company takes full advantage of its content from all three core businesses in developing and cross-marketing products to its diverse customer base of professionals, consumers, researchers, students, and educators. The use of technology enables the Company to make its content more accessible to its customers around the world. The Company maintains publishing, marketing, and distribution centers in the United States, Canada, Europe, Asia, and Australia.

Business growth comes from a combination of title, imprint and business acquisitions which complement the Company's existing businesses; from the development of new products and services; from designing and implementing new methods of delivering products to our customers; and from organic growth of existing brands and titles.

Core Businesses

Professional/Trade:

The Company's Professional/Trade business acquires, develops and publishes books and subscription products in all media, in the subject areas of business, technology, architecture, culinary, psychology, education, travel, consumer reference, and general interest. Products are developed for worldwide distribution through multiple channels, including major chains and online booksellers, independent bookstores, libraries, colleges and universities, warehouse clubs, corporations, direct marketing, and Web sites. Global Professional/Trade publishing accounted for approximately 39% of total Company revenue in fiscal year 2007.

Key revenue growth strategies of the Professional/Trade business include adding value to its content, developing its leading brands and franchises, and executing strategic acquisitions. Revenue for the Company's worldwide Professional/Trade business grew at a compound annual rate of 11% over the past five years.

Publishing alliances and franchise products are central to the Company's strategy. The Company's ability to bring together Wiley's product development, sales, marketing, distribution and technological capabilities with a partner's content and brand name recognition has been a driving factor in its success. Professional/Trade alliance partners include General Mills, MTV, the Culinary Institute of America, the American Medical Association, the American Institute of Architects, Mergent, Inc., the National Restaurant Association Educational Foundation and the Leader to Leader Institute, Morningstar, and Weight Watchers, among many others.

The Company's Professional/Trade customers are professionals, consumers, and students worldwide. Highly respected brands and extensive backlists are especially well suited for online bookstores such as Amazon.com. With their unlimited "virtual" shelf space, online retailers merchandise the Company's products for longer periods of time than brick-and-mortar bookstores.

The Company promotes an active and growing Professional/Trade custom publishing program. Custom publications are typically used by organizations for internal promotional or incentive programs. Books that are specifically written for a customer or an existing Professional/Trade publication can be customized, such as having the cover art include custom imprint, messages or slogans. Of special note are customized *For Dummies* publications, which leverage the power of this well-known brand to meet the specific information needs of a wide range of organizations around the world.

Key Acquisitions: The Company's business plan includes organic growth as well as growth through acquisitions. Key Professional/Trade acquisitions in recent years include: (i) In fiscal 2007, WhatsonWhen.com, a provider of travel-related online content, technology, and services. (ii) In fiscal year 2006, the publishing assets of Sybex, Inc., a leading publisher to the global information technology professional community for nearly 30 years. Sybex published about 100 new titles a year and maintained a backlist of over 450 titles in digital photography, operating systems, programming and gaming categories. (iii) In fiscal year 2002, the Company acquired Hungry Minds Inc., a leading publisher with an outstanding collection of respected brands, with such product lines as the *For Dummies* series, the *Frommer's* and *Unofficial Guide* travel series, the *Bible* and *Visual* technology series, the *CliffsNotes* study guides, *Webster's New World* dictionaries, and *Betty Crocker* and *Weight Watchers* cookbooks.

Scientific, Technical, and Medical (STM):

The Company is a leading publisher for the scientific, technical, and medical communities worldwide including, scientists, researchers, clinicians, engineers, students and professors, and academic and corporate librarians. STM products include journals, major reference works, reference books and protocols, in print and online. STM publishing areas include the physical sciences and engineering, medical, social science and humanities, life sciences and professional. STM develops products for global distribution through multiple channels, including library consortia, subscription agents, bookstores, online booksellers, and direct sales to professional society members and other customers. Global STM represented 44% of total Company revenue in fiscal year 2007. STM's revenue grew at a compound annual rate of 9% over the past five years.

Established commercially in 1999, the Company's web-based service, *Wiley InterScience* (www.interscience.wiley.com), offers online access to more than 400 journals and 3,000 reference books, *Current Protocols* laboratory manuals and databases, as well as a suite of professional and management resources. *Wiley InterScience* is based on a successful business model that features Enhanced Access Licenses. One to three years in duration, Enhanced Access Licenses provide academic and corporate customers with multi-site online access. The Company also offers other flexible pricing options such as, Basic Access licenses, which provide click-on access title-by-title to the Company's electronic journal content. Access is also provided through *Pay-Per-View*, which serves customers who wish to purchase individual articles or chapters. With over 25 million users in 90 countries around the globe, *Wiley InterScience* is one of the world's leading providers of scientific, technical, and medical content.

Wiley InterScience takes advantage of technology to update content frequently, and it adds new features and resources on an ongoing basis to increase the productivity of scientists, professionals and students. Two examples are *EarlyView*, through which customers can access individual articles well in advance of print publication, and *MobileEditions*, which enables users to view tables of content and abstracts on wireless handheld devices and Web-enabled phones.

In 2005, the Company announced a program to digitize its entire historical journal content, dating back to the 1800s. Wiley's digitization of legacy content is designed to improve the research pathway and ensure content discovery is as seamless and efficient as possible. The backfile collection, which is available online through

Wiley InterScience, will span two centuries of scientific research and comprise over 14 million pages – one of the largest archives of its kind issued by a single publisher. As of April 30, 2007 virtually all of Wiley's existing journal content was digitized and made available to customers. The program will be expanded to include the journals acquired in the Blackwell acquisition.

Publishing alliances play a major role in STM's success. The Company publishes the journals of prestigious societies, including the American Cancer Society, the British Journal of Surgery Society and the German Chemical Society. These alliances bring mutual benefit, with the societies gaining Wiley's publishing, marketing, sales and distribution expertise, while Wiley benefits from being affiliated with prestigious societies and their members.

Key Acquisitions: Effective February 2, 2007 the Company finalized the previously announced acquisition of all of the outstanding shares of Blackwell Publishing (Holdings) Ltd. ("Blackwell"). Blackwell publishes journals and books for the academic, research and professional markets focused on science, technology, medicine and social sciences and humanities. Headquartered in Oxford, England, Blackwell also maintains publishing locations in the United States, Asia, Australia, Denmark and Germany. Approximately 50% of Blackwell's annual revenue is derived from the United States. The combination of Blackwell's publications with the Company's existing scientific, technical and medical business results in an extensive portfolio of approximately 1,250 journals. The purchase price of $1.1 billion (£572 million) was financed with a combination of debt and cash.

Blackwell currently employs approximately 1,000 individuals worldwide with just over half located in the United Kingdom. Over 800 journal titles are published with approximately 63% being affiliated with a professional society.

Blackwell's competition has consisted mostly of large STM publishers. Blackwell has maintained a strong market share based on its content, distribution abilities and successful society relationships.

The acquisition of Blackwell will enhance Wiley's global position as a provider of must-have content and services, expand and diversify its journal portfolio, increase both print and on-line advertising revenue, increase society relationships, accelerate growth globally and enhance the delivery of on-line content.

In fiscal year 2006, the Company acquired InfoPoems Inc., a leading provider of evidence-based medicine (EBM). This acquisition along with the *Cochrane Collaboration* database provides the foundation for the Company's growing suite of EBM products designed to improve patient healthcare. EBM facilitates the effective management of patients through clinical expertise informed by best practice evidence that is derived from medical literature.

Higher Education:

The Company publishes educational materials for the higher education market in all media, focusing on courses in the sciences, geography, mathematics, engineering, accounting, business, economics, computer science, psychology, education, and modern languages. In Australia, the Company is also a leading publisher for the secondary school market.

Higher Education customers include undergraduate, graduate, and advanced placement students, educators, and lifelong learners worldwide. Product is delivered principally through college bookstores, online booksellers, and Web sites. Globally, Higher Educational generated 17% of total Company revenue in fiscal year 2007. Through organic growth and acquired products, both print and electronic, the Company's worldwide Higher Education revenue grew at a compound annual rate of 5% over the past five years.

Higher Education's mission is to help teachers teach and students learn. Our strategy is to provide value-added quality materials and services through textbooks, supplemental study aids, course and homework management tools and more, in print and electronic formats. The Higher Education web site offers online learning materials with links to more than 4,000 companion sub-sites to support and supplement textbooks.

Higher Education delivers high-quality online learning materials that offer more opportunities for customization and accommodate diverse learning styles. The prime example is *WileyPLUS*, an integrated suite of teaching and learning resources. By offering an electronic version of a text along with supplementary materials, content provided by the instructor, and administrative tools, *WileyPLUS* supports the full range of course-oriented activities, including online-planning, presentations, study, homework, and testing.

The Company also provides the services of the Wiley Faculty Network, a peer-to-peer network of faculty/professors supporting the use of online course material tools and discipline-specific software in the classroom. The Company believes this unique, reliable, and accessible service gives the Company a competitive advantage.

Higher Education is also leveraging the web in its sales and marketing efforts. The web enhances the Company's ability to have direct contact with students and faculty at universities worldwide through the use of interactive electronic brochures and e-mail campaigns.

Key Acquisition/Collaborations: Soon after the end of fiscal year 2006, Wiley became Microsoft's sole publishing partner worldwide for all Microsoft Official Academic Course (MOAC) materials. Microsoft and Wiley have begun publishing a co-branded series of textbook and e-learning products on several topics to be released under Wiley-Microsoft logos. Wiley has also assumed responsibility for the sale of existing MOAC titles. All titles will be marketed globally and available in several languages. With Microsoft's position as the world's leading software company and Wiley's global presence in higher education, the alliance is an ideal strategic fit.

In fiscal year 2003, the Company acquired the assets of Maris Technologies to support the Company's efforts to produce web-enabled products. This acquisition included the market-leading software *Edugen*, which provides the underlying technology for *WileyPLUS*. Located in Moscow, the development facility is staffed by approximately 52 programmers and designers who had been employed in the space program of the former Soviet Union. In fiscal year 2002, the Company acquired publishing assets consisting of 47 higher education titles from Thomson Learning. The titles are in such areas as business, earth and biological sciences, foreign languages, mathematics, nutrition, and psychology.

Publishing Operations

Journal Products:

The Company will now publish over 3,200 journals and other subscription-based STM and Professional/Trade products with the acquisition of Blackwell. Journals and other subscription based products accounted for approximately 39% of the Company's fiscal year 2007 revenue. The journal portfolio includes journals owned by the Company, in which case they may or may not be sponsored by a professional society, jointly owned with a professional society and those owned by such societies and published by the Company pursuant to contracts. Societies that sponsor or own such journals generally receive a royalty and/or other consideration. The Company usually enters into agreements with outside independent editors of journals that state the duties of the editors, and the fees and expenses for their services. Contributors of journal articles transfer publication rights to the Company or a professional society, as applicable.

The Company sells journal subscriptions through sales representatives; direct mail or other advertising; promotional campaigns; and memberships in professional societies for those journals that are sponsored by such societies. Journal subscriptions are primarily licensed through contracts for on-line content derived through *Wiley InterScience* and/or *Blackwell-Synergy*. The contracts are negotiated directly with customers or their subscription agents. Licenses range from one to three years in duration and typically cover calendar years.

Printed journals are generally mailed to subscribers directly from independent printers. Journal content is available online. Subscription revenue is generally collected in advance, and is deferred and recognized as earned when the related issue is shipped or made available online, or over the term of the subscription as services are rendered.

Book Products:

Book products and book related publishing revenue, such as advertising revenue and the sale of publishing rights, accounted for approximately 61% of the Company's fiscal year 2007 revenue. Materials for book publications are obtained from authors throughout most of the world through the efforts of an editorial staff, outside editorial advisors, and advisory boards. Most materials originate with their authors, or as a result of suggestion or solicitations by editors and advisors. The Company enters into agreements with authors that state the terms and conditions under which the materials will be published, the name in which the copyright will be registered, the basis for any royalties, and other matters. Most of the authors are compensated by royalties, which vary with the nature of the product and its anticipated sales potential. The Company may make advance payments against future royalties to authors of certain publications.

The Company continues to add new titles, revise existing titles, and discontinue the sale of others in the normal course of its business, also creating adaptations of original content for specific markets fulfilling customer demand. The Company's general practice is to revise its textbooks every three to five years, if warranted, and to revise other titles as appropriate. Subscription-based products are updated more frequently on a regular schedule. Approximately 35% of the Company's fiscal year 2007 U.S. book-publishing revenue was from titles published or revised in the current fiscal year.

Professional and consumer books are sold to bookstores and online booksellers serving the general public; wholesalers who supply such bookstores; warehouse clubs; college bookstores for their non-textbook requirements; individual practitioners; and research institutions, libraries (including public, professional, academic, and other special libraries), industrial organizations, and government agencies. The Company employs sales representatives who call upon independent bookstores, national and regional chain bookstores and wholesalers. Trade sales to bookstores and wholesalers are generally made on a returnable basis with certain restrictions. The Company provides for estimated future returns on sales made during the year principally based on historical experience. Sales of professional and consumer books also result from direct mail campaigns, telemarketing, online access, and advertising and reviews in periodicals.

Adopted textbooks and related supplementary material, such as *WileyPLUS*, are sold primarily to bookstores, including online bookstores, serving educational institutions. The Company employs sales representatives who call on faculty responsible for selecting books to be used in courses, and on the bookstores that serve such institutions and their students. Textbook sales are generally made on a fully returnable basis with certain restrictions. The textbook business is seasonal, with the majority of textbook sales occurring during the June through August and November through January periods. There is an active used textbook market, which adversely affects the sales of new textbooks.

Like most other publishers, the Company generally contracts with independent printers and binderies for their services. The Company purchases its paper from independent suppliers and printers. The fiscal year 2007 weighted average U.S. paper prices increased approximately 5% over fiscal year 2006. Management believes that adequate printing and binding facilities, and sources of paper and other required materials are available to it, and that it is not dependent upon any single supplier. Printed book products are distributed from both Company-operated warehouses and independent distributors.

The Company develops content in digital format that can be used for both online and print products, which results in productivity and efficiency savings, as well as enabling the Company to offer customized publishing and print-on-demand products. Book content is increasingly being made available online through *Wiley InterScience*, *WileyPLUS* and other platforms, and in eBook format through licenses with alliance partners. The Company also sponsors online communities of interest, both on its own and in partnership with others, to expand the market for its products.

The Company believes that the demand for new electronic technology products will continue to increase. Accordingly, to properly service its customers and to remain competitive, the Company anticipates it will be necessary to increase its expenditures related to such new technologies over the next several years.

The Internet not only enables the Company to deliver content online, but also helps to sell more books. The growth of online booksellers benefits the Company because they provide unlimited virtual "shelf space" for the Company's entire backlist.

Marketing and distribution services are made available to other publishers under agency arrangements. The Company also engages in co-publishing of titles with international publishers and in publication of adaptations of works from other publishers for particular markets. The Company also receives licensing revenue from photocopies, reproductions, and electronic uses of its content as well as advertising revenue from web sites such as *Frommers.com.*

Global Operations

The Company's publications are sold throughout most of the world through operations located in Europe, Canada, Australia, Asia, and the United States. All operations market their indigenous publications, as well as publications produced by other parts of the Company. The Company also markets publications through agents as well as sales representatives in countries not served by the Company. John Wiley & Sons International Rights, Inc. sells reprint and translations rights worldwide. The Company publishes or licenses others to publish its products, which are distributed throughout the world in many languages. Approximately 43% of the Company's fiscal year 2007 revenue was derived from non-U.S. markets.

Competition and Economic Drivers Within the Publishing Industry

The sectors of the publishing industry in which the Company is engaged are highly competitive. The principal competitive criteria for the publishing industry are considered to be the following: product quality, customer service, suitability of format and subject matter, author reputation, price, timely availability of both new titles and revisions of existing books, online availability of published information, and timely delivery of products to customers.

The Company is in the top rank of publishers of scientific and technical journals worldwide, as well as a leading commercial chemistry publisher at the research level; one of the leading publishers of university and college textbooks and related materials for the "hardside" disciplines, (i.e. sciences, engineering, and mathematics), and a leading publisher in its targeted professional/trade markets. The Company knows of no reliable industry statistics that would enable it to determine its share of the various international markets in which it operates.

Performance Measurements

The Company measures its performance based upon revenue, operating income, earnings per share and cash flow growth, excluding unusual or one-time events, and considering current worldwide and regional economic conditions. Because of the Company's unique blend of businesses, industry statistics do not always provide meaningful comparisons. The Company does maintain market share statistics for publishing programs in each of its businesses. STM uses various reports to monitor competitor performance and industry financial metrics. Specifically for the journal titles, the ISI Impact Factor, published by the Institute for Scientific Information, is used as a key metric of a journal titles influence in scientific publishing. For Professional/Trade, market share statistics published by BOOKSCAN, a statistical clearinghouse for book industry point of sale data in the United States, are used. The statistics include survey data from all major retail outlets, mass merchandisers, small chain and independent retail outlets. For Higher Education, the Company subscribes to Management Practices Inc., which publishes customized comparative sales reports.

Results of Operations

Fiscal Year 2007 Summary Results

For the full year, revenue advanced 18% over prior year to $1.2 billion, or 17% excluding the favorable impact of foreign exchange. Blackwell Publishing Ltd. ("Blackwell") contributed $105.8 million to the revenue growth since it was acquired on February 2, 2007. The year-on-year growth reflected continued momentum in the Company's global businesses. Excluding Blackwell, revenue grew 8% to $1.1 billion, or 7% excluding the favorable impact of foreign exchange.

Gross profit margin for fiscal year 2007 decreased to 65.9% from 67.2% in the prior year. Lower inventory and author advance provisions due to higher sales were more than offset by the adverse impact of a $13 million acquisition accounting adjustment to revenue, and gross margins on Blackwell sales. Excluding the acquisition accounting adjustment, Blackwell's gross margin was approximately 53%. Excluding Blackwell, gross profit margin improved 40 basis points to 67.6%

Operating and administrative expenses increased 18% over the prior year, or 16% excluding the adverse impact of foreign exchange. The increase primarily reflects $38.7 million of incremental operating expenses related to Blackwell; increased editorial/production costs, marketing and selling to support business growth; stock option costs of $11.3 million associated with the adoption of SFAS 123R; and a $4.4 million bad debt provision related to the bankruptcy of Advanced Marketing Services (AMS).

Amortization of intangibles increased $7.2 million principally due to acquisitions. The Blackwell acquisition contributed approximately $5.5 million of the increase.

Operating income improved 6% to $161.3 million in fiscal year 2007, including operating income of $6.5 million related to Blackwell. The operating margin for fiscal year 2007 was 13.1% or 13.7% excluding Blackwell, as compared to 14.6% in the prior year period. Improved gross margin and lower depreciation were offset by incremental expenses associated with the adoption of SFAS 123R and the AMS bad debt provision. Net interest expense and other increased $12.9 million to $21.8 million mainly due to finance costs associated with the Blackwell acquisition.

The effective tax rate for fiscal year 2007 was 28.6% compared to 23.3% in the prior year. Fiscal years 2007 and 2006 include tax benefits of $5.5 million and $6.8 million, respectively, due to the resolution and settlements of certain matters with state, federal and international tax authorities. Fiscal year 2006 also includes a $7.5 million tax benefit associated with the reversal of a tax accrual recorded on the repatriation of dividends from European subsidiaries in the fourth quarter of fiscal year 2005. On May 10, 2005, the U.S. Internal Revenue Service issued Notice 2005-38. The notice provided for a tax benefit that fully offset the tax accrued by the Company on foreign dividends in the fourth quarter of fiscal year 2005. None of the tax benefits had a cash impact on the Company. Fiscal years 2007 and 2006 effective tax rates excluding these benefits and without Blackwell were 35.1% and 33.2%, respectively. The increase was principally due to higher taxes on non-U.S. sourced earnings. Blackwell's effective tax rate had, and is expected to have, a favorable impact on the Company's consolidated effective tax rate.

Reported earnings per diluted share and net income for fiscal year 2007 were $1.71 and $99.6 million, respectively. Excluding the tax benefits, earnings per diluted share for fiscal years 2007 and 2006 were $1.62 and $1.61, respectively. See Non-GAAP Financial Measures described below. The results for fiscal year 2007 include an incremental $7.1 million after-tax charge, or $0.12 per diluted share, related to the adoption of SFAS 123R. The Blackwell acquisition was dilutive to net income and earnings per diluted share by $1.2 million and $0.02, respectively.

Non-GAAP Financial Measures: The Company's management evaluates operating performance excluding unusual and/or nonrecurring events. The Company believes excluding such events provides a more effective and comparable measure of performance. Since adjusted net income and adjusted earnings per share are not measures calculated in accordance with GAAP, they should not be considered as a substitute for other GAAP measures, including net income and earnings per share as indicators of operating performance. Adjusted net income and adjusted earnings per diluted share, for fiscal years 2007 and 2006, excluding the tax benefits discussed above are as follows:

Reconciliation of Non-GAAP Financial Disclosure

	For the Years Ended April 30,	
Net Income (in thousands)	**2007**	2006
As Reported	**$99,619**	$110,328
Tax (Benefit) Provision on Dividends Repatriated	**-**	(7,476)
Resolution of Tax Matters	**(5,468)**	(6,776)
Adjusted	**$94,151**	$96,076

	For the Years Ended April 30,	
Earnings Per Diluted Share	**2007**	2006
As Reported	**$1.71**	$1.85
Tax (Benefit) Provision on Dividends Repatriated	**-**	(0.12)
Resolution of Tax Matters	**(0.09)**	(0.11)
Adjusted	**$1.62**	$1.61

Fiscal Year 2007 Segment Results

Blackwell is reported below as a separate segment. In the first quarter of fiscal year 2007, the Company finalized a review of certain product prices used to settle inter-segment sales. As a result of the study, certain intersegment product prices were modified. While the modification had no effect on consolidated financial results, it did impact individual segment operating results. Below is a supplemental segment report adjusting prior year results to reflect the current modified product prices:

Adjusted Segment Results (Amounts in millions)	For The Years Ended April 30, 2007 As Reported	2006 As Reported	2006 Inter-Segment Impact	2006 Adjusted	% Change Adjusted	% Change As Reported
Revenue:						
Professional/Trade	**$ 399.5**	$ 380.2	$ (7.9)	$ 372.3	7%	5%
Scientific, Technical and Medical	**222.0**	206.0	(1.1)	204.9	8%	8%
Higher Education	**162.5**	156.2	(3.7)	152.5	7%	4%
European Segment	**316.1**	292.5	(4.1)	288.4	10%	8%
Blackwell	**105.8**	-	-	-	-	-
Asia, Australia & Canada	**132.9**	124.0	(0.1)	123.9	7%	7%
Inter-Segment Sales Eliminations	**(103.9)**	(114.7)	16.9	(97.8)	(6)%	9%
Total Revenue	**$ 1,234.9**	$ 1,044.2	$ -	$1,044.2	18%	18%
Direct Contribution to Profit:						
Professional/Trade	**$ 107.6**	$ 107.0	$ (5.8)	$ 101.2	6%	1%
Scientific, Technical and Medical	**101.0**	96.0	-	96.0	5%	5%
Higher Education	**41.2**	40.1	(3.4)	36.7	12%	3%
European Segment	**104.8**	93.4	5.9	99.3	6%	12%
Blackwell	**29.7**	-	-	-	-	-
Asia, Australia & Canada	**27.2**	26.7	3.3	30.0	(9)%	2%
Total Direct Contribution to Profit	**$ 411.5**	$ 363.2	$ -	$ 363.2	13%	13%
Shared Services and Admin. Costs	**(250.2)**	(210.5)	-	(210.5)	(19)%	(19)%
Operating Income	**$ 161.3**	$ 152.7	$ -	$ 152.7	6%	6%

Professional/Trade (P/T):

Dollars in thousands	**2007**	2006	% change
Revenue	**$399,461**	$380,191	5%
Direct Contribution	**$107,575**	$106,971	1%
Contribution Margin	**26.9%**	28.1%	

Wiley's U.S. P/T revenue for fiscal year 2007 advanced 5% to $399.5 million from $380.2 million in the previous year, or 7% after adjusting for the effect of the change in inter-segment product prices. The results were driven by the cooking, travel, business, and technology programs, as well as strong global rights and advertising revenue partially offset by lower *SuDoku* sales as planned. Revenue from acquisitions in the current year contributed approximately $2.0 million of growth over the prior year.

Adjusting for the effect of the change in inter-segment product prices direct contribution improved 6%. Also on an adjusted basis, contribution margin for fiscal year 2007 decreased 30 basis points to 26.9%. Favorable product mix and lower inventory and royalty advance provisions were more than offset by a bad debt provision related to the bankruptcy of Advanced Marketing Services of $4.4 million and stock option costs associated with the adoption of SFAS 123R of $1.4 million.

Frommer's reached a milestone during Wiley's bicentennial year, as the well-known travel-guide brand celebrated its 50th anniversary with the publication of new editions and titles in its *Day by Day* and Pauline Frommer series. Several finance, business, and leadership titles stood out among the year's publications, including *True North* by Bill George, a follow-up to *Authentic Leadership*; *The Only Three Questions That Count*, by Ken Fisher, long-time Forbes columnist and Chairman and CEO of Fisher Investments; the third book in the best-selling *Little Book* series, *Little Book of Common Sense Investing* by John Bogle; *The Science of Success: How Market-Based Management Built the World's Largest Private Company* by Charles Koch, Chairman and CEO of Koch Industry; and *Chocolates on the Pillow Aren't Enough: Reinventing the Customer Experience* by the Chairman and CEO of Loewe's Hotels, Jonathan Tisch.

Previously published titles continued to build momentum, including *Weight Watchers New Complete Cookbook* and *The Bon Appetit Cookbook. Hedgehogging* by Barton Biggs; *The Little Book That Beats The Market* by Joel Greenblatt; *Empire of Debt: The Rise of an Epic Financial Crisis* by William Bonner and Addison Wiggin; *The Invisible Employee: Realizing the Hidden Potential in Everyone* by Adrian Gostick and Chester Elton; and *Stock Investing For Dummies, 2nd Edition* by Paul Mladjenovic were all featured on major bestseller lists in 2007 along with perennial Wiley bestsellers, *Five Dysfunctions of a Team* by Patrick Lencioni; *Investing For Dummies*, by Eric Tyson; J.K. Lasser's *Income Tax 2006*; and *SuDoku For Dummies* by Andrew Heron and Andrew Stuart.

P/T's online business had an excellent year with strong advertising sales. Wiley acquired Whatsonwhen.com, a provider of travel-related online content, technology, and related services during the second quarter. The acquisition is already enhancing Wiley's extensive travel-related content business, which includes the integrated online and print *Frommer's, For Dummies, and Unofficial Guides* brands. Nearly 1,400 articles adapted from *For Dummies* text were delivered to Yahoo! Tech during the year. Yahoo! Tech provides consumers with advice and information on technology. Wiley significantly increased the number of Podcasts offered on its websites during the fiscal year.

In March, Wiley acquired the publishing assets of Anker Publishing, including approximately 100 backlist titles and a quarterly newsletter (*Department Chair*) which covers professional development for faculty and administrators in higher education.

During the year, Wiley signed an agreement with Microsoft to publish business books under a Microsoft Executive Circle series. P/T also signed a multi-year publishing agreement with the Lincoln Center for the Performing Arts, Inc. for a minimum of 15 books that will draw on Lincoln Center's community of artists, extensive archives, and educational expertise. Another alliance was formed during the fall with Essential Learning Partnership, a provider of web-based continuing education for clinical professionals in psychology, counseling, and social work, to enable clinicians to purchase training courses using Wiley titles to meet license requirements.

Scientific, Technical and Medical (STM):

Dollars in thousands	**2007**	2006	% change
Revenue	**$222,050**	$206,008	8%
Direct Contribution	**$101,070**	$96,009	5%
Contribution Margin	**45.5%**	46.6%	

U.S. STM revenue for fiscal year 2007 increased 8% to $222.1 million from $206.0 million in the previous year. Revenue growth was driven by journal subscriptions, non-subscription revenue, such as advertising and the sale of journal reprints, and STM reference books. New businesses and publication rights acquired during the year, such as *InfoPOEMS, Dialysis & Transplantation, The Hospitalist, the Journal of Orthopedic Research, Clinical Cardiology* and Carpe Diem contributed approximately $5.0 million of the top-line growth for the year.

Direct contribution to profit for fiscal year 2007 increased 5% to $101.1 million. Contribution margin decreased to 45.5% from 46.6% in the prior year. The decline in margin was primarily due to the higher cost of imported products and higher royalties due to product mix. STM results were also affected by costs associated with the adoption of SFAS 123R of approximately $1.2 million.

Customers continue to take advantage of *Wiley InterScience*'s content. The number of visits grew by nearly 24% during fiscal year 2007 compared to the previous year. *Pay-Per-View* and Article Select sales were strong around the world.

During the year, the Company embarked on an aggressive program to further exploit its intellectual content by digitizing selected landmark STM books. Consequently, the number of online books downloaded from *Wiley InterScience* grew by 30% during the year. The program includes the digitization of more than 750 volumes from at least 21 book series. Series editors include such eminent and pioneering scientists as Nobel Laureates Ilya Prigogine and Jean-Marie Lehn, and National Medal of Science Winner Stuart Rice. The Book Series is available as individual volumes, complete series, or multiple series, with discounts offered based on the number of volumes purchased. Wiley currently publishes approximately 2,800 online books, with approximately 40-50 new titles added every month. With the addition of the 750 back volumes, total online book content will comprise over one million pages.

During the year, Wiley signed publishing agreements with several scholarly societies, including the Mt. Sinai School of Medicine, the International Society of Magnetic Resonance in Medicine, the Society of Biochemistry and Molecular Biology, and the American College of Rheumatology. The Company also expanded its partnership with Skyscape, Inc., a leading provider of interactive, intelligent health solutions for desktop and mobile devices, to make InfoPOEMs evidence-based medicine summaries available to Skyscape's customer base of more than 575,000 medical professionals.

Earlier in the year, Wiley signed an agreement with the New York Public Library to provide public online access to over 300 peer-reviewed journals that until now have been available principally through academic or corporate collections. The objectives of this pilot project are to accumulate usage data on high-level journal content in a public library setting. This is Wiley's first such license for journal content with a major public library in North America.

Higher Education:

Dollars in thousands	2007	2006	% change
Revenue	**$162,480**	$156,235	4%
Direct Contribution	**$41,173**	$40,065	3%
Contribution Margin	**25.3%**	25.6%	

U.S. Higher Education revenue in fiscal year 2007 increased 4% to $162.5 million, or 7% after adjusting for the effect of the change in inter-segment product prices. Strong growth in accounting, driven by new editions sold through *WileyPLUS*, social sciences and sales of Microsoft Official Academic Course (MOAC) titles were partially offset by softness in mathematics, science, and engineering.

Direct contribution to profit for fiscal year 2007 improved 3%, or 12% adjusted for the effect of the change in inter-segment product prices. The improvement was due to revenue growth and lower costs driven by off-shoring composition, improved vendor terms, lower inventory provisions and lower costs associated with the delivery of electronic product, partially offset by incremental stock option costs associated with the adoption of SFAS 123R of $1.1 million. Contribution margin adjusted for the effect of the change in inter-segment prices improved 120 basis points to 25.3%

WileyPLUS sales for fiscal year 2007 increased 90% over the prior year. Digital-only, i.e., not accompanied by a textbook, accounted for 20% of *WileyPLUS* sales. Marketing programs in the UK and Asia are helping to establish a presence for *WileyPLUS* in those regions. *WileyPLUS* Assignment Editions were officially launched in the Australian and New Zealand markets.

Soon after the end of the fiscal year, Higher Education enhanced and re-launched its *WileyPLUS* online presence at www.wileyplus.com. Redesigned with intuitive navigation and user-focused content, the site will offer introductory information and demos, along with resources for current student and faculty users. The Wiley Faculty Network, a peer-to-peer network to help instructors better utilize technology, experienced a 50% increase in the number of attendees to its Guest Lectures throughout the fiscal year.

Early in the year, Wiley became Microsoft's sole publishing partner worldwide for all MOAC materials. Microsoft and Wiley are collaborating on a new co-branded series of textbook and e-learning products on several topics. Wiley also assumed responsibility for the sale of existing MOAC titles. Sales of MOAC titles have surpassed the expectations of both Wiley and Microsoft.

The *National Geographic Collegiate Atlas*, which Wiley publishes as part of its alliance with the National Geographic Society (NGS), was awarded the Best Book/Atlas at the American Congress on Surveying and Mapping design competition. Earlier in the year, Higher Education launched *Wiley Visualizing*, a series of introductory textbooks developed in exclusive partnership with the NGS that integrate rich visuals and media with text to enhance learning. Marketplace response to the new textbook series has been very positive. Higher Education also announced partnerships with the CFA Institute, a global membership organization of investment practitioners and educators, to publish finance titles under the CFA Institute Investment Series brand. Earlier in the year, Wiley and the George Lucas Educational Foundation, a non-profit organization dedicated to innovation and improvement in education, signed an agreement to co-produce a series of six textbooks employing "project-based" learning, which, has been demonstrated to increase self-direction and improve research and problem-solving skills.

Europe:

Dollars in thousands	**2007**	2006	% change	% excluding FX
Revenue	**$316,125**	$292,462	8%	4%
Direct Contribution	**$104,796**	$93,415	12%	11%
Contribution Margin	**33.2%**	31.9%		

Wiley Europe's revenue for fiscal year 2007 increased 8% to $316.1 million, or 5% after adjusting for the effect of the change in inter-segment product prices and favorable foreign exchange. The revenue growth was principally driven by journal subscriptions and STM reference books partially offset by lower *SuDoku For Dummies* sales, as planned.

Direct contribution for the full year increased 12% over the prior year, or 4% after adjusting for the effect of the change in inter-segment product prices and favorable foreign exchange. Higher royalties due to product mix and a $1.2 million charge for stock option costs associated with the adoption of SFAS 123R were partially offset by improved costs associated with electronic revenue. Also on an adjusted basis, the contribution margin decreased 30 basis points to 34.1% from 34.4% in the prior year.

The year ended on a positive note with indigenous books showing strength. P/T sales picked up momentum in continental Europe during the fourth quarter with much of the growth coming from technology books. STM journal subscriptions continued to increase in all disciplines, particularly chemistry, which includes the *Angewandte Chemie* journals published on behalf of the German Chemical Society.

Early in the year, Wiley Europe announced the formation of a multi-year publishing partnership with the Dana Centre, an extension of the Science Museum in London. Written by leading technology journalists and experts in the U.K., the books will examine technology-related news stories from around the world; explore their implications on everyday life; and provide predictions for the future. The Dana Centre is well known for its innovative and thought-provoking events and debates on contemporary science, technology, and culture.

Wiley Europe also signed a contract with the Strategic Management Society to publish a new journal, *Strategic Entrepreneurship*, extending its relationship with the Society. Wiley Europe signed a co-publishing agreement during the fourth quarter for a new book series with the Royal Microscopy Society, aiming to deliver three titles per year. Earlier in the year, an agreement was reached with the Royal Meteorological Society (RMetS), a leading professional and learned society, to publish all five of its journals. This agreement expands an existing relationship, establishing Wiley as the exclusive publisher of all the RMetS journals. Wiley and the RMetS have worked together since 1980, when they launched the *International Journal of Climatology*.

During the year, Wiley Europe renewed its contract with National Health Service in the U.K. for the Cochrane National Site License. In July, Wiley-VCH re-launched the pro-physik.de portal with a number of new customer-oriented features, such as enhanced search capabilities. Wiley Europe acquired the *European Transactions on Telecommunications* journal, which it has been publishing under a collaborative agreement for years. Wiley and the British Journal of Surgery Society renewed their contract.

Wiley Europe has been exploring new business opportunities with telecommunications companies. As a result, it extended its publishing partnership with Symbian to include the formation of a new Symbian Academy program for accredited Higher Education institutions, drawing on content from across all of Wiley's publishing programs.

Blackwell:

Dollars in thousands	2007
Revenue	**$105,761**
Direct Contribution	**$29,699**
Contribution Margin	**28.1%**

Blackwell's operating results have been included in the consolidated results of the Company since the effective date of the acquisition February 2, 2007. Blackwell revenue and direct contribution for fiscal year 2007 was $105.8 million and $29.7 million, respectively. Included in the results are approximately $5.5 million of amortization charges for intangible assets related to the acquisition. While not included in direct contribution, financing costs charged to interest expense for the acquisition were approximately $16.7 million in the quarter. The acquisition was dilutive to EPS by approximately $0.02 in the quarter and the fiscal year.

Since completing the acquisition, we have made significant progress integrating Blackwell with Wiley's global STM business. We have validated many of the key assumptions that underlie our acquisition plan. During the fourth quarter of fiscal year 2007, we announced the global organization structure for the merged business, which will include Blackwell and Wiley colleagues on the leadership team. Plans have been approved to merge global sales, marketing and content management which will result in significant synergies. As planned, we are capitalizing on Blackwell's successful off-shoring and outsourcing of various content management, manufacturing and shared support services.

Our current priorities are to finalize plans for the implementation of a single web platform; complete the integration of technology infrastructure resources; and to complete the transition to a common financial reporting, distribution and customer service infrastructure. By the end of fiscal year 2008, we expect to have implemented the action plans and initiatives that will deliver the synergies that underpin our acquisition plan.

Since the acquisition closed, Wiley and Blackwell have renewed society journal contracts and announced the launch of new journals and new partnerships. New publications include *Clinical and Translational Science*, which will focus on the rapidly expanding field of translational studies, a complex medical discipline emerging at the intersection of applied bench research and clinical medicine; *Regulation & Governance*, a specialized international journal addressing the world's most pressing audit and risk challenges; *Asian Social Work and Policy Review*, the Korean Academy of Social Welfare's official publication; and *Archives of Drug Information*, a new, freely available peer-reviewed journal featuring the results of drug studies. This journal will help to address requests for transparency voiced by societies, health care practitioners, patients, media, and the government to disclose clinical trial information.

Asia, Australia and Canada:

Dollars in thousands	**2007**	2006	% change	% excluding FX
Revenue	**$132,992**	$123,950	7%	5%
Direct Contribution	**$27,217**	$26,747	2%	(4%)
Contribution Margin	**20.5%**	21.6%		

Wiley's fiscal year 2007 revenue in Asia, Australia, and Canada advanced 7% to $133.0 million, or 5% excluding favorable foreign exchange. Growth was driven by strong P/T sales in all regions and the sale of rights, partially offset by disappointing school sales in Australia. Direct contribution for the full year increased 2% to $27.2 million, but decreased 15% after adjusting for the effect of the change in inter-segment product prices and favorable foreign exchange. The decline was principally due to product mix and investments in the development of indigenous publishing programs.

WileyPLUS gained ground with new adoptions across Asia, Australia, and Canada. Microsoft Official Academic Course (MOAC) books are eliciting much interest, especially in Malaysia and India.

Wiley Canada delivered mixed results throughout the year, showing strength in its P/T business, but falling short in Higher Education. P/T's growth was driven by demand for local real estate titles and front-list releases, as well as strong demand for *For Dummies* titles. An indigenous title, *Beyond the Crease* by hockey player Martin Brodeur, has been selling well globally. Sales of *WileyPLUS* have exceeded expectations in Canada.

Shared Service and Administrative Costs

Shared services and administrative costs for fiscal year 2007 increased 19% to $250.2 million, or 17% excluding the unfavorable impact of foreign exchange. Blackwell contributed $23.2 million to the increase in fiscal year 2007 operating expenses. In addition, the increase reflects costs due to business growth and performance, stock options costs of $6.1 million associated with the adoption of SFAS 123R, and higher occupancy costs, mainly due to new facilities, partially offset by lower depreciation expense.

Fiscal Year 2006 Summary Results

For the full year, revenue advanced 7% over prior year to $1.0 billion, or 8% excluding foreign currency effects. The year-on-year growth was driven by all of Wiley's businesses around the world. Gross profit margin for fiscal year 2006 was 67.2% compared with 66.6% in the prior year. Improvements in STM, Higher Education and the European segment were partially offset by lower gross margins in Professional/Trade and other segments.

Operating and administrative expenses increased 8% over the prior year. Foreign exchange accounted for approximately $1.9 million of the increase. Editorial, sales, marketing and distribution costs to support revenue growth, and investments in technology were partially offset by lower costs associated with certification of internal controls as required by Sarbanes-Oxley 404. Operating and administrative expenses as a percent of revenue were 51% in both years.

Operating income advanced 8% to $152.7 million in fiscal year 2006 or 9% excluding adverse foreign currency effects. Revenue growth and improved gross margins were partially offset by higher amortization due to acquisitions. Operating margin was 14.6% compared with 14.5% in fiscal year 2005. The operating margin increase reflects improvement in gross margin due to product mix, partially offset by higher amortization of intangibles. Net interest expense and other increased $3.1 million to $8.8 million, mainly due to higher interest rates.

The Company's effective tax rate was 23.3% in fiscal year 2006. Excluding the tax charges and benefits described in the non-GAAP financial disclosure, the effective tax rate for fiscal year 2006 increased to 33.2% as compared to 32.7% in fiscal year 2005. The increase was mainly due to higher effective foreign tax rates.

Earnings per diluted share and net income for fiscal year 2006 on a US GAAP basis were $1.85 and $110.3 million, respectively. Excluding the tax adjustments, which are further described below, earnings per diluted share and net income for fiscal year 2006 on a Non-GAAP basis rose 10% to $1.61 and 5% to $96.1 million, respectively. Growth in earnings per diluted share reflects favorable operating performance and the Company's share repurchase program.

Non-GAAP Financial Measures: The Company's management evaluates performance excluding unusual and/or nonrecurring events. The Company believes excluding such events provides a more effective and comparable measure of performance. Since adjusted net income and adjusted earnings per share are not a measure calculated in accordance with GAAP, it should not be considered as a substitute for other GAAP measures, including net income and earnings per share, as reported, as an indicator of operating performance.

Adjusted net income and adjusted earnings per diluted share excluding the tax charges and benefits are as follows:

Reconciliation of Non-GAAP Financial Disclosure

Net Income (in thousands)	For the Years Ended April 30, 2006	2005
As Reported	$110,328	$83,841
Tax (Benefit) Provision on Dividends Repatriated	(7,476)	7,476
Resolution of Tax Matters	(6,776)	-
Adjusted	$96,076	$91,317

Earnings Per Diluted Share	For the Years Ended April 30, 2006	2005
As Reported	$1.85	$1.35
Tax (Benefit) Provision on Dividends Repatriated	(0.12)	0.12
Resolution of Tax Matters	(0.11)	-
Adjusted	$1.61	$1.47

Pursuant to guidance issued by the Internal Revenue Service in May 2005, the Company recorded a tax benefit of approximately $7.5 million, or $0.12 per diluted share, in the first quarter of fiscal year 2006, and reduced income taxes due on the fiscal year 2005 repatriation of earnings from its European subsidiaries. As previously discussed in the Company's Annual Report filed on Form 10-K for fiscal year 2005, the tax benefit offsets a tax charge of $7.5 million recorded in the fourth quarter of fiscal year 2005, neither of which had a cash impact to the Company.

A $6.8 million, or $0.11 per diluted share, tax benefit related to the favorable resolution of certain tax matters with tax authorities was also reported for the full year ending April 30, 2006. The Company's management excludes these tax items for comparative purposes so as to not distort the underlying operating performance of the Company.

Cash flow provided by operating activities in fiscal year 2006 of $242.6 million was used to fund investing activities ($113.6 million), inclusive of $31.4 million for the acquisition of publishing assets; to acquire 2.8 million shares of treasury stock ($108.9 million); repay debt ($32.5 million); and for cash dividends to shareholders ($21.1 million).

Fiscal Year 2006 Segment Results

Professional/Trade (P/T):

Dollars in thousands	2006	2005	% change
Revenue	$380,191	$350,338	9%
Direct Contribution	$106,971	$102,326	5%
Contribution Margin	28.1%	29.2%	

Revenue growth of Wiley's U.S. P/T business accelerated throughout fiscal year 2006, culminating in a strong fourth quarter. Revenue for the full year advanced 9% to $380 million, while fourth quarter revenue reached a record $106 million, 13% over the same period in the prior year. Virtually all of P/T's publishing categories and sales channels contributed to the strong results, with standout performances by the technology, business, finance and architectural programs, as well as global rights and website advertising. P/T's finance and leadership programs, as well as the Sybex technology titles it acquired in May 2005, and the popularity of the *SuDoku for Dummies* series helped to deliver the record-setting results. The Sybex acquisition contributed approximately $9 million to revenue.

Direct contribution to profit was up 5% for the year. The improvement in top-line results was partially offset by higher cost of sales mainly due to product mix.

A number of successful titles contributed to the year's results, notably *The Little Book That Beats the Market* by Joel Greenblatt; *SuDoku For Dummies,* Volumes 1-3 by Andrew Herron and Edmund James; *Weight Watcher's New Complete Cookbook*; *Betty Crocker Cookbook: Everything You Need to Know to Cook Today*; and *Hedgehogging* by Barton Biggs. Several perennial favorites and new titles also made significant contributions, including *Five Dysfunctions of a Team* by Patrick Lencioni; his new title, *Silos, Politics, and Turf Wars*; *Automatic Wealth* by Michael Masterson; and *The Party of the Century: The Fabulous Story of Truman Capote and His Black and White Ball* by Deborah Davis. A new series, *Frommer's Day by Day,* and the first *Frommers.com* Podcast, successfully extended this key brand.

Media attention was particularly focused on a number of titles tied to current affairs (*Bird Flu* by Marc Siegel and *The Global Class War* by Jeff Faux); popular products (*The Bear Necessities of Business: Building a Company with Heart* by Maxine Clark and Amy Joyner at the flagship Build-a-Bear store); or movies (*Party of the Century* by Deborah Davis which capitalized on the success of the movie, *Capote),* as well as well-known authors (*The Poker Face of Wall Street,* Aaron Brown and *Hedgehogging* by Barton Biggs). Aggressive marketing kept Wiley brands and titles in the public eye, including a major advertising campaign for *Little Book That Beats the Market* in *The Wall Street Journal* and *Bloomberg* radio; the annual *For Dummies* month promotions; and a pay-per-view webcast with Amazon.com, featuring author Pat Lencioni.

More than 800 articles were adapted from the *For Dummies* text for licensing with Yahoo Tech, a new website that provides consumers with advice and information on technology. An agreement with Microsoft was signed to license content from seven of Wiley's top cookbooks, including *How to Cook Everything* by Mark Bittman, *Cooking at Home with The Culinary Institute of America,* and *Mr. Boston: Official Bartender's and Party Guide* by Mr. Boston, Anthony Giglio, and Steven McDonald).

Scientific, Technical and Medical (STM):

Dollars in thousands	2006	2005	% change
Revenue	$206,008	$190,515	8%
Direct Contribution	$96,009	$88,899	8%
Contribution Margin	46.6%	46.7%	

Wiley's U.S. STM business delivered consistently excellent results throughout fiscal year 2006, growing revenue over prior year by 8% to $206 million. Direct contribution to profit also rose by 8% for the year.

Subscription and non-subscription revenue from journal backfiles, advertising, and commercial reprints contributed significantly to growth. The reference book program completed its second year of strong growth driven by strong title output and global market strength. STM also benefited from recent acquisitions of *Dialysis and Transplantation,* a medical journal and *InfoPOEMs,* a provider of evidence-based medicine content.

Wiley InterScience, the Company's online service, reached a milestone midway through the fiscal year: more than one million journal articles are now available online. The value of this growing body of literature to the global research community can be quantified in the concurrent increase in the number of users, as well as the number of manuscripts submitted for publication. In fiscal year 2006, U.S. STM received approximately 9% more journal manuscripts and published 8% more journal pages than the previous year. More people gained access to *Wiley InterScience* by taking advantage of alternate purchasing programs, such as *Pay-Per-View*, which began offering individual article sales from the growing backfile collection during this year. At the end of the fiscal year, Wiley participated with Microsoft in the launch of Windows Live Academic Search pilot, which improves the search capabilities of journal content from Wiley and ten other major STM publishers.

Important publications during the year include the inaugural issue of a pharmaceutical-company sponsored Chinese-language digest version of *Hepatology*; the *Physics and Astronomy Backfile*, which includes the oldest journal published by Wiley, *Annalen der Physik,* founded in 1799; the first two issues of the *Journal of Hospital Medicine;* and a refurbished *Annals of Neurology*. Also released during the fourth quarter were the new 18th edition of the *Merck Manual*; the 8th edition of *The Wiley Registry of Mass Spectral Data;* and a wide array of single and multi-volume reference works.

During the fourth quarter, the Company reached an agreement with the Institute of Electrical and Electronics Engineers of Japan to publish a new English-language journal, IEEJ Transactions; extended its long-term publishing agreement for the *Journal of Research in Science Teaching*; and began publication of the *Journal of Orthopedic Research* in partnership with the Orthopedic Research Society.

Higher Education:

Dollars in thousands	2006	2005	% change
Revenue	$156,235	$150,905	4%
Direct Contribution	$40,065	$38,221	5%
Contribution Margin	25.6%	25.3%	

Wiley's U.S. Higher Education business increased 4% to $156 million in fiscal year 2006. Continuing to build on the strength experienced in the third quarter, fourth quarter revenue advanced 15% to $23 million compared to the previous year's quarter. Higher Education's direct contribution margin for the year improved 30 basis points to 25.6% mainly due to lower composition costs and inventory provisions.

The mathematics, life sciences, engineering and computer science programs performed extremely well during the year, with strong showings by Tortora/*Principles of Anatomy and Physiology*; Black/*Microbiology*; Voet/*Fundamentals of Biochemistry*; Hughes-Hallet/*Calculus*; Anton/*Calculus*; Munson/*Fluid Mechanics*; and Horstman/*Big Java*.

WileyPLUS continued to gain traction during fiscal year 2006, as more students and faculty around the world chose to use its customizable multi-format suite of content, teaching and learning tools to help them do homework, study for tests, assess coursework, and administer classes.

Soon after the end of the fiscal year, Wiley became Microsoft's sole publishing partner worldwide for all Microsoft Official Academic Course (MOAC) materials. Microsoft and Wiley will collaborate on a new co-branded series of textbook and e-learning products for the higher education market, to be released under Wiley-Microsoft logos. Wiley will also assume responsibility for the sale of existing MOAC titles. The new series will offer topics covering Windows Vista, Microsoft Office Systems 2007, and the Windows Server codenamed "Longhorn." All titles will be marketed globally and available in several languages. With Microsoft's position as the worlds leading software company and Wiley's global presence in higher education, the alliance is an ideal strategic fit.

Earlier in the year, Higher Education extended its global alliance with the National Geographic Society to create new products sold exclusively with Wiley textbooks and *WileyPLUS*.

Europe:

Dollars in thousands	2006	2005	% change	% excluding FX
Revenue	$292,462	$268,857	9%	12%
Direct Contribution	$93,415	$86,226	8%	11%
Contribution Margin	31.9%	32.1%		

Fiscal Year 2006 was another strong year for Wiley's European-based companies, with revenue for the year advancing 9% over the prior year to $292 million, or 12% excluding foreign currency effects. Virtually all of Wiley Europe's businesses, product lines, and markets contributed to the performance. Strong performance was exhibited in P/T and STM book publishing, as well as journals. Global sales from the *SuDoku For Dummies* series contributed to the increase in P/T revenue. Direct contribution margin was essentially in line with the prior year's results.

Best-selling books included products as diverse as the second edition of *Encyclopedia of Inorganic Chemistry*, edited by R. Bruce King, and the enormously popular *SuDoku For Dummies* and *Kakuro For Dummies*. The power of the *For Dummies* brand was evidenced by the publication of a six-figure print run of a custom mini-book for the World Cup, *Winning on Betfair For Dummies*. The German *For Dummies* program published 51 new titles and 49 reprints during fiscal year 2006.

The expansion of Wiley Europe's publishing portfolio opened up new markets and customer groups. The technology channel saw strong growth throughout the fiscal year 2006 with a series of agreements with major telecommunications corporations. In February 2006, the Company entered a popular new market with the acquisition of Fernhurst Books, a best-selling list of manuals and guides on sailing, boating, and other nautical sports. The first seven titles of the Securities and Investment Institute series published during fiscal year 2006.

Wiley Europe's new journals, *small,* an interdisciplinary journal on nanoscience and nanotechnology embracing materials science, physics, chemistry and biosciences and the related engineering areas *ChemMedChem*; and the *Biotechnology Journal,* all performed well. *Chemistry-An Asian Journal,* an alliance between Wiley-VCH, the German Chemical Society, and several major Asian chemical societies, gained traction during the year as new societies signed on, including The Singapore National Institute of Chemistry and the Chemical Society located in Taipei.

The *Cochrane Collaboration,* an evidence-based medicine collection, available through *Wiley InterScience*, finished fiscal year 2006 strongly reflecting Wiley's ability to increase revenue through the Company's multiple sales channels. To extend Wiley's product offering in evidence-based medicine, Wiley Europe and Duodecim Medical Publications Limited of Helsinki, Finland announced an expanded agreement to grant Wiley the exclusive publishing, sales, and distribution rights of its English language version of *Evidence-Based Medicine Guidelines (EBM Guidelines).* The guidelines are designed to be read on small screens, and are available via the Internet and through Personal Digital Assistants (PDA) devices.

Asia, Australia and Canada:

Dollars in thousands	2006	2005	% change	% excluding FX
Revenue	$123,950	$108,649	14%	12%
Direct Contribution	$26,747	$24,868	8%	3%
Contribution Margin	21.6%	22.9%		

Wiley's revenue in Asia, Australia, and Canada advanced 14% over the previous year to $124 million, or 12% excluding foreign currency effects. Higher Education and secondary school publishing in Australia and P/T sales in Asia and Canada drove the improvement over the prior year. Direct contribution to profit for the year increased 8%, or 3% excluding foreign currency effects. Revenue growth was partially offset by product mix in Canada and Asia.

Wiley Asia experienced growth across all product lines, particularly in India, Japan and China. Wiley Canada's P/T performance was very strong and its Higher Education program was solid. In Australia, all three businesses delivered strong results.

At the end of the third quarter of fiscal year 2006, Wiley Asia acquired the remaining outstanding shares of Wiley Dreamtech (India) Private LTD. The acquisition is an important step in the Company's plans to grow Wiley's presence in India, extending its sales and marketing reach and building local publishing capabilities in an important and rapidly growing market. Wiley acquired a majority interest in Dreamtech in 2001 as part of its highly successful acquisition of Hungry Minds, Inc.

Considerable success was achieved in Canada with the sale of *WileyPLUS,* demonstrating the product's global appeal. The number of titles available with *WileyPLUS* more than doubled from fiscal year 2005, giving the sales force opportunity to sell it into more course areas. During fiscal year 2006, Wiley Canada added to its indigenous P/T program by becoming a key publisher in the regional real estate markets. Sales throughout the year in real estate investing, home inspection, property management, tax, and other subcategories were very strong, as the Company added a number of titles to its portfolio.

Liquidity and Capital Resources

The Company's cash and cash equivalents balance was $55.8 million at the end of fiscal year 2007, compared with $60.8 million a year earlier. Cash provided by operating activities in fiscal year 2007 declined $22.0 million to $220.6 million. Included in cash provided by operating activities is a use specifically related to Blackwell operations post-acquisition of approximately $20 million.

Cash used for working capital included lower accounts and royalties payable, primarily due to the timing of annual journal royalty payments related to Blackwell operations and the recognition of non-cash Blackwell related subscription revenue. Cash for calendar year journal subscriptions is typically received from November through January. Revenue is recognized evenly over the calendar year subscription. Due to the timing of the acquisition, most cash for the current calendar year subscriptions was received by Blackwell prior to the acquisition and was retained in the acquired business. Additional working capital changes were driven by higher income tax payments and the timing of vendor payments partially offset by improved trade collections, lower inventory growth and higher accrued interest.

Pension contributions in fiscal year 2007 were $8.3 million, compared to $7.0 million in the prior year. The Company anticipates making pension contributions in fiscal year 2008 of approximately $34.4 million, including approximately $23 million of payments into the Blackwell pension plan in accordance with the terms of the acquisition agreement.

Cash used for investing activities for fiscal year 2007 was approximately $1.0 billion compared to $113.6 million in fiscal year 2006. The Company invested $972.9 million in the acquisition of publishing businesses, assets and rights compared to $31.4 million in the prior year. Significant current year acquisitions included Blackwell for approximately $1.1 billion in cash plus liabilities assumed less cash acquired; the acquisition of an online provider of travel-related content, technology and services; the assets of a publisher of two medical journals and a publisher of three advertising based medical journals. As part of the Blackwell acquisition on February 2, 2007, the Company acquired $42.3 million in marketable securities which were all sold by the Company during the fourth quarter of fiscal year 2007. In fiscal year 2005, the Company purchased $15.2 million of marketable securities and subsequently sold $5.2 million. The remaining $10.0 million were sold during fiscal year 2006.

Cash used for property, plant and equipment and product development increased in fiscal year 2007 versus the prior year. The additions to property, plant and equipment were for computer hardware and software to support customer products and improve productivity and approximately $7.0 million associated with additional publishing facilities in the United Kingdom. Additions in fiscal year 2006 were principally for computer hardware and software.

Cash provided by financing activities was $810.2 million in fiscal year 2007, as compared to cash used of $157.3 million in fiscal year 2006. Cash used for financing activities in fiscal 2007 included the Blackwell acquisition, the repayment of debt facilities and dividend payments to shareholders. In fiscal 2006, cash was used primarily to purchase treasury stock, repay debt and pay dividends to shareholders.

In conjunction with the acquisition of Blackwell on February 2, 2007, the Company and certain subsidiaries entered into a new Credit Agreement with Bank of America and Royal Bank of Scotland as Co-Lead Arrangers in the aggregate amount of $1.35 billion. The financing is comprised of a six-year Term Loan (Term Loan) in the amount of $675 million and a $675 million five-year revolving credit facility (Revolver) which can be drawn in multiple currencies. The agreement provides financing to complete the acquisition, refinance the existing revolving debt of the Company, as well as meet future seasonal operating cash requirements. The Company has the option of borrowing at the following floating interest rates: (i) at the rate as announced from time to time by Bank of America as its prime rate or (ii) at a rate based on the London Bank Interbank Offered Rate (LIBOR) plus an applicable margin ranging from .37% to 1.05% for the Revolver and .45% to 1.25% for the Term Loan depending on the Company's consolidated leverage ratio, as defined. In addition, the Company will pay a facility fee ranging from .08% to .20% on the Revolver depending on the Company's consolidated leverage ratio, as defined. The Company has the option to request an increase of up to $250 million in the size of the facility in minimum amounts of $50 million. The credit agreement contains certain restrictive covenants similar to those in the Company's prior credit agreements related to an interest coverage ratio, funded debt levels and restricted payments, including a limit on dividends paid and share repurchases. The Term Loan matures on February 2, 2013 and the Revolver will terminate on February 2, 2012.

Simultaneous with the execution of the new Credit Agreement, the Company terminated all of its previous credit agreements and paid in full amounts outstanding under those agreements by utilizing funds from the new Credit Agreement. In connection with the early termination of the previous credit agreements, the Company wrote off approximately $0.5 million of unamortized origination fees in the fourth quarter of fiscal year 2007.

As of April 30, 2007 the Company had approximately $1.0 billion of debt outstanding with approximately $375.1 million of unused borrowing capacity.

On February 16, 2007, the Company entered into an interest rate swap agreement, designated by the Company as a cash flow hedge as defined under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". The hedge will fix a portion of the variable interest due on **a portion of** the new Term Loan. Under the terms of the interest rate swap, the Company will pay a fixed rate of 5.076% and will receive a variable rate of interest based on three month LIBOR (as defined) from the counterparty which will be reset every three months for a four-year period ending February 8, 2011. The notional amount of the rate swap is initially $660 million which will decline through February 8, 2011, based on the expected amortization of the Term Loan. It is management's intention that the notional amount of the interest rate swap be less than the Term Loan outstanding during the life of the derivative.

Current year financing activities include the repurchase of approximately 205,700 shares of Company stock at an average price of approximately $35.38. On February 4, 2005, the Company repurchased one million shares of its Class A stock at a price of $32.45 per share from several entities associated with the Bass group of Fort Worth, Texas. The transaction was paid out of existing cash balances. Under the current share repurchase program approved by the Company's Board of Directors in June 2005 the Company has authorization to purchase up to approximately 1.9 million additional shares of its Class A Common Stock as of April 30, 2007.

The Company increased its quarterly dividend to shareholders by 11% to $0.10 per share versus $0.09 per share in the prior year.

The Company's operating cash flow is affected by the seasonality of its U.S. Higher Education business and receipts from its journal subscriptions. Journal receipts occur primarily from November through January from companies commonly referred to as journal subscription agents. Reference is made to the Credit Risk section, which follows, for a description of the impact on the Company as it relates to journal agents' financial position and liquidity. Sales in the U.S. higher education market tend to be concentrated in June through August, and again in November through January. The Company normally requires increased funds for working capital from May through September.

Working capital at April 30, 2007 was negative $193.4 million. Working capital is negative as a result of including, in current liabilities, deferred revenue related to subscriptions for which cash has been received. This deferred revenue will be recognized into income as the products are shipped or made available online to the customers over the term of the subscription. Current liabilities as of April 30, 2007 include $305.4 million of such deferred subscription revenue.

The Company has adequate cash and cash equivalents available, as well as short-term lines of credit to finance its short-term seasonal working capital requirements. The Company does not have any off-balance-sheet debt.

Projected product development and property, equipment and technology capital spending for fiscal year 2008 is forecast to be approximately $90 million and $60 million, respectively, including incremental ongoing spending associated with Blackwell and significant one-time integration-related capital spending to merge the operations of the two businesses. These investments will be funded primarily from internal cash generation, the liquidation of cash equivalents, and the use of short-term lines of credit.

A summary of contractual obligations and commercial commitments, excluding interest charge on debt, as of April 30, 2007 is as follows:

Dollars in millions	Payments Due by Period				
Contractual Obligations	Total	Within Year 1	2-3 Years	4-5 Years	After 5 Years
Total Debt	$1,000.2	$22.5	$114.7	$525.5	$337.5
Non-Cancelable Leases	295.8	38.8	71.4	60.5	125.1
Minimum Royalty Obligations	121.2	27.8	46.8	30.7	15.9
Other Commitments	28.2	28.2	-	-	-
Total	$1,445.4	$117.3	$232.9	$616.7	$478.5

Included in other commitments above is approximately $23.0 million to be paid into the Blackwell pension plan in accordance with the terms of the acquisition agreement.

Market Risk

The Company is exposed to market risk primarily related to interest rates, foreign exchange, and credit risk. It is the Company's policy to monitor these exposures and to use derivative financial investments and/or insurance contracts from time to time to reduce fluctuations in earnings and cash flows when it is deemed appropriate to do so. The Company does not use derivative financial instruments for trading or speculative purposes.

Interest Rates:
The Company had $1.0 billion of variable rate loans outstanding at April 30, 2007, which approximated fair value. On February 16, 2007, the Company entered into an interest rate swap agreement, designated as a cash flow hedge as defined under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". The hedge will fix a portion of the variable interest due on **a portion of** the new Term Loan. Under the terms of the interest rate swap, the Company will pay a fixed rate of 5.076% and will receive a variable rate of interest based on three month LIBOR (as defined) from the counter party which will be reset every three months for a four-year period ending February 8, 2011. The notional amount of the rate swap is initially $660 million which will decline through February 8, 2011, based on the expected amortization of the Term Loan. It is management's intention that the notional amount of the interest rate swap be less than the Term Loan outstanding during the life of the derivative. Through the period ending April 30, 2007 the Company recognized a gain in the hedge contract of approximately $0.4 million which is reflected in interest expense. At April 30, 2007, the aggregate fair value of the interest rate swap is a net loss of $2.5 million as reflected in Other Long Term Liabilities in the Consolidated Statements of Financial Position. A hypothetical 1% change in interest rates for the $340 million of unhedged variable rate debt would affect net income and cash flow by approximately $2.2 million.

Foreign Exchange Rates:
The Company is exposed to foreign exchange movements primarily in sterling, euros, Canadian and Australian dollars, and certain Asian currencies. Under certain circumstances, the Company may enter into derivative financial instruments in the form of foreign currency forward contracts as a hedge against specific transactions, including inter-company purchases. The Company does not use derivative financial instruments for trading or speculative purposes.

Credit Risk:
The Company's business is not dependent upon a single customer; however, the industry is concentrated in national, regional, and online bookstore chains. Although no one book customer accounts for more than 7% of total consolidated revenue, the top 10 book customers account for approximately 22% of total consolidated revenue and approximately 42% of total gross trade accounts receivable at April 30, 2007.

In the journal publishing business, subscriptions are primarily sourced through journal subscription agents who, acting as agents for library customers, facilitate ordering by consolidating the subscription orders/billings of each subscriber with various publishers. Cash is generally collected in advance from subscribers by the subscription agents and is remitted to the journal publisher, including the Company, generally prior to the commencement of the subscriptions. Although at fiscal year-end the Company had minimal credit risk exposure to these agents, future calendar-year subscription receipts from these agents are highly dependent on their financial condition and liquidity. Subscription agents account for approximately 19% of total consolidated revenue and no one agent accounts for more than 8% of total consolidated revenue. Insurance for these accounts is not commercially feasible and/or available.

Critical Accounting Policies

The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenue and expenses during the reporting period. Management continually evaluates the basis for its estimates; however, actual results could differ from those estimates, which could affect the reported results from operations.

Financial Reporting Release No. 60, released by the Securities and Exchange Commission, requires all companies to discuss critical accounting policies or methods used in the preparation of financial statements. Note 2 of the " Notes to Consolidated Financial Statements" includes a summary of the significant accounting policies and methods used in preparation of our Consolidated Financial Statements. Set forth below is a discussion of the Company's more critical accounting policies and methods.

Revenue Recognition: In accordance with SEC Staff Accounting Bulletin No. 104, "Revenue Recognition in Financial Statements," the Company recognizes revenue when the following criteria are met: persuasive evidence that an arrangement exists; delivery has occurred or services have been rendered; the price to the customer is fixed or determinable; and collectibility is reasonably assured. If all of the above criteria have been met, revenue is principally recognized upon shipment of products or when services have been rendered. Subscription revenue is generally collected in advance, and is deferred and recognized as earned when the related issue is shipped or made available online over the term of the subscription. Where a product has been sold with multiple deliverables the Company follows EITF No. 00-21 "Accounting for Revenue Relationships with Multiple Deliverables" to determine the timing of revenue recognition. Collectibility is evaluated based on the amount involved, the credit history of the customer, and the status of the customer's account with the Company.

Allowance for Doubtful Accounts: The estimated allowance for doubtful accounts is based on a review of the aging of the accounts receivable balances, the historical write-off experience, and a credit evaluation of the customer. A change in the evaluation of a customer's credit could affect the estimated allowance. The allowance for doubtful accounts is shown as a reduction of accounts receivable in the accompanying consolidated balance sheets and amounted to $11.2 million and $6.6 million at April 30, 2007 and 2006, respectively.

Sales Return Reserve: The estimated allowance for sales returns is based on a review of the historical return patterns associated with the various sales outlets, as well as current market trends in the businesses in which we operate. Sales return reserves, net of estimated inventory and royalty costs, are reported as a reduction of accounts receivable in the Consolidated Statement of Financial Position and amounted to $56.1 million and $55.8 million at April 30, 2007 and 2006, respectively. A one percent change in the estimated sales return rate could affect net income by approximately $3.8 million. A change in the pattern or trends in returns could affect the estimated allowance.

Reserve for Inventory Obsolescence: Inventories are carried at cost or market whichever is lower. A reserve for inventory obsolescence is estimated based on a review of damaged, obsolete, or otherwise unsaleable inventory. The review encompasses historical unit sales trends by title; current market conditions, including estimates of customer demand; and publication revision cycles. A change in sales trends could affect the estimated reserve. The inventory obsolescence reserve is reported as a reduction of the inventory balance in the Consolidated Statement of Financial Position and amounted to $32.2 million and $30.7 million as of April 30, 2007 and 2006, respectively.

Allocation of Acquisition Purchase Price to Assets Acquired and Liabilities Assumed: In connection with acquisitions, the Company allocates the cost of the acquisition to the assets acquired and the liabilities assumed based on estimates of the fair value of such items including goodwill and other intangible assets. Such estimates include expected cash flows to be generated by those assets and the expected useful lives based on historical experience, current market trends, and synergies to be achieved from the acquisition and expected tax basis of assets acquired. For significant acquisitions, the Company uses independent appraisers to confirm the reasonableness of such estimates.

Goodwill and Other Intangible Assets: Goodwill is the excess of the purchase price paid over the fair value of the net assets of the business acquired. Other intangible assets principally consist of branded trademarks, acquired publication rights and non-compete agreements. In accordance with SFAS 142, goodwill and indefinite-lived intangible assets are no longer amortized but are reviewed at least annually for impairment, or more often if events or circumstances occur which would more likely than not reduce the fair value of a reporting unit below its carrying amount. Other finite-lived intangible assets continue to be amortized over their useful lives. Acquired publication rights with definitive lives are amortized on a straight-line basis over periods ranging from 5 to 40 years. Non-compete agreements are amortized over the terms of the individual agreement.

Impairment of Long-Lived Assets: Depreciable and amortizable assets are only evaluated for impairment upon a significant change in the operating or macroeconomic environment. In these circumstances, if an evaluation of the undiscounted cash flows indicates impairment, the asset is written down to its estimated fair value based on discounted future cash flow.

Recent Accounting Standards: In July 2006, the FASB issued FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with SFAS No. 109 "Accounting for Income Taxes". FIN 48 provides guidance on recognizing, measuring, presenting and disclosing in the financial statements uncertain tax positions that a company has taken or expects to take on a tax return. FIN 48 is effective for the Company as of May 1, 2007. The Company is currently assessing the impact, if any, of FIN 48 on its consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157 "Fair Value Measurements" ("SFAS 157"). SFAS 157 provides a new single authoritative definition of fair value and provides enhanced guidance for measuring the fair value of assets and liabilities and requires additional disclosures related to the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. SFAS 157 is effective for the Company as of May 1, 2008. The Company is currently assessing the impact if any, of SFAS on its consolidated financial statements.

In September 2006, the FASB issued SFAS No. 158 "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R)" ("SFAS 158"). SFAS 158 requires balance sheet recognition of the funded status of pension and postretirement benefit plans. Under SFAS 158, actuarial gains and losses, prior service costs or credits, and any remaining transition assets or obligations that have not been recognized under previous accounting standards must be recognized as a component of accumulated other comprehensive income (loss) within stockholders' equity, net of tax effects, until they are amortized as a component of net periodic benefit cost. In addition, the measurement date and the date at which plan assets and the benefit obligation are measured are required to be the company's fiscal year end, which is the date currently used by the Company. The Company adopted SFAS 158 as of April 30, 2007. The adoption of SFAS 158 resulted in a decrease to Shareholders' Equity and an increase to the accrued pension liability and other long-term liabilities of approximately $14.1 million before tax. The adoption of SFAS 158 did not have an impact on the Company's results of operations and cash flows, or any of the Company's financial agreements or covenants.

In September 2006, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" (SAB 108), to address diversity in practice in quantifying financial statement misstatements. SAB

108 requires that the Company quantify misstatements based on their impact on each of our financial statements and related disclosures. SAB 108 was effective as of April 30, 2007. The adoption of SAB 108 did not have an impact on the Company's consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159 "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"). SFAS 159 provides companies with an option to irrevocably elect to measure certain financial assets and financial liabilities at fair value on an instrument-by-instrument basis with the resulting changes in fair value recorded in earnings. The objective of SFAS 159 is to reduce both the complexity in accounting for financial instruments and the volatility in earnings caused by using different measurement attributes for financial assets and liabilities. The Company is currently evaluating the impact of SFAS 159 to determine the effect, if any, it will have on the consolidated financial position and results of operations. The Company is required to adopt SFAS 159 as of May 1, 2008.

There have been no other new accounting pronouncements issued during fiscal year 2007 that have had, or are expected to have an impact on the Company's consolidated financial statements.

"Safe Harbor" Statement Under the
Private Securities Litigation Reform Act of 1995

This report contains certain forward-looking statements concerning the Company's operations, performance, and financial condition. Reliance should not be placed on forward-looking statements, as actual results may differ materially from those in any forward-looking statements. Any such forward-looking statements are based upon a number of assumptions and estimates that are inherently subject to uncertainties and contingencies, many of which are beyond the control of the Company, and are subject to change based on many important factors. Such factors include, but are not limited to (i) the level of investment in new technologies and products; (ii) subscriber renewal rates for the Company's journals; (iii) the financial stability and liquidity of journal subscription agents; (iv) the consolidation of book wholesalers and retail accounts; (v) the market position and financial stability of key online retailers; (vi) the seasonal nature of the Company's educational business and the impact of the used-book market; (vii) worldwide economic and political conditions; and (viii) the Company's ability to protect its copyrights and other intellectual property worldwide (ix) other factors detailed from time to time in the Company's filings with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise any such forward-looking statements to reflect subsequent events or circumstances.

Results by Quarter (Unaudited)

Dollars in millions, except per share data

	2007		2006	
Revenue				
First Quarter	**$ 263.4**		$ 236.7	
Second Quarter	**284.5**		262.7	
Third Quarter	**296.8**		278.2	
Fourth Quarter (a)	**390.2**		266.6	
Fiscal Year	**$ 1,234.9**		$ 1,044.2	
Operating Income (b)				
First Quarter	**$ 35.0**		$ 32.2	
Second Quarter	**42.0**		43.5	
Third Quarter	**50.7**		54.1	
Fourth Quarter (a)	**33.6**		22.9	
Fiscal Year	**$ 161.3**		$ 152.7	
Net Income (a-e)				
First Quarter (c)	**$ 21.9**		$ 27.9	
Second Quarter (d)	**29.9**		27.0	
Third Quarter (e)	**33.4**		40.9	
Fourth Quarter (a)	**14.4**		14.5	
Fiscal Year	**$ 99.6**		$ 110.3	
Income Per Share (a-e)	**Diluted**	**Basic**	Diluted	Basic
First Quarter (c)	**$ 0.38**	**$ 0.39**	$ 0.46	$ 0.47
Second Quarter (d)	**0.52**	**0.53**	0.45	0.46
Third Quarter (e)	**0.57**	**0.59**	0.69	0.71
Fourth Quarter (a)	**0.25**	**0.25**	0.25	0.25
Fiscal Year	**1.71**	**1.75**	1.85	1.90

(a) Effective February 2, 2007, the Company finalized the acquisition of Blackwell Publishing (Holdings) Ltd. ("Blackwell"). See Note 17 to the Consolidated Financial Statements for details on the operating results of Blackwell during fiscal year 2007.

(b) Effective May 1, 2006, the Company adopted SFAS 123R which requires that companies recognize share-based compensation to employees in the Statement of Income based on the fair value of the share-based awards. The adoption of SFAS 123R resulted in the recognition of an incremental share-based compensation expense of $11.3 million ($7.0 million after taxes) or $0.12 per diluted share for the full year ended April 30, 2007, or on a quarterly basis, approximately $3 million ($2 million after tax) or $0.03 per diluted share.

(c) In the fourth quarter of fiscal year 2005, the Company elected to repatriate approximately $94 million of dividends from its European subsidiaries under the American Jobs Creation Act of 2004, which became law in October 2004. The law provided for a favorable one-time tax rate on dividends from foreign subsidiaries. The tax accrued on the dividend in the fourth quarter of fiscal year 2005 was approximately $7.5 million, or $0.12 per diluted share. Pursuant to guidance issued by the Internal Revenue Service in May 2005, the Company recorded a tax benefit in the first quarter of fiscal year 2006 reversing the accrued tax recorded in the previous year. Neither the first quarter fiscal year 2006 tax benefit nor the corresponding fourth quarter fiscal year 2005 tax accrual had a cash impact on the Company.

(d) In the second quarter of fiscal year 2007, the Company recognized a net tax benefit of $4.2 million, or $0.07 per diluted share. This benefit coincided with the resolution and settlement of certain tax matters with authorities in the U.S. and abroad.

(e) In the third quarter of fiscal year 2007, the Company recognized a net tax benefit of $1.3 million, or $0.02 per diluted share. In the third quarter of fiscal year 2006, the Company recognized a net tax benefit of $6.8 million, or $0.11 per diluted share. These benefits coincide with the resolution and settlements of certain tax matters with authorities in the U.S. and abroad.

Quarterly Share Prices, Dividends, and Related Stockholder Matters

The Company's Class A and Class B shares are listed on the New York Stock Exchange under the symbols JWa and JWb, respectively. Dividends per share and the market price range by fiscal quarter for the past two fiscal years were as follows:

	Class A Common Stock			Class B Common Stock		
		Market Price			Market Price	
	Dividends	High	Low	Dividends	High	Low
2007						
First Quarter	**$ 0.10**	**$ 36.39**	**$ 32.62**	**$ 0.10**	**$36.44**	**$ 32.61**
Second Quarter	**0.10**	**36.15**	**31.86**	**0.10**	**36.01**	**31.76**
Third Quarter	**0.10**	**41.00**	**35.12**	**0.10**	**40.78**	**35.14**
Fourth Quarter	**0.10**	**39.24**	**36.75**	**0.10**	**39.05**	**36.95**
2006						
First Quarter	$0.090	$43.30	$35.65	$0.090	$43.09	$35.85
Second Quarter	0.090	45.23	36.69	0.090	45.10	37.50
Third Quarter	0.090	41.33	37.50	0.090	41.01	37.82
Fourth Quarter	0.090	39.63	35.83	0.090	39.25	36.01

As of April 30, 2007, the approximate number of holders of the Company's Class A and Class B Common Stock were 1,213 and 121 respectively, based on the holders of record and other information available to the Company.

The Company did not repurchase any common stock during the fourth quarter of fiscal year 2007.

The Company's credit agreement contains certain restrictive covenants related to the payment of dividends and share repurchases. Under the most restrictive covenant, approximately $111 million was available for such restricted payments. Subject to the foregoing, the Board of Directors considers quarterly the payment of cash dividends based upon its review of earnings, the financial position of the Company, and other relevant factors.

Selected Financial Data

Dollars in thousands (except per share data)	For the Years Ended April 30,				
	2007 (a)	2006	2005	2004	2003
Revenue	**$1,234,936**	$1,044,185	$974,048	$922,962	$853,971
Operating Income	**161,279**	152,679	141,381	129,379	120,261 (a)
Net Income (c)	**99,619**	110,328	83,841	88,840	87,275 (b)
Working Capital (d)	**(193,446)**	(35,801)	(2,393)	17,641	(60,814)
Total Assets	**2,531,115**	1,026,009	1,032,569	998,946	972,240
Long-Term Debt	**977,721**	160,496	196,214	200,000	200,000
Shareholders' Equity	**529,508**	401,840	396,574	415,064	344,004
Per Share Data					
Income Per Share (c)					
Diluted	**$1.71**	$1.85	$1.35	$1.41	$1.38 (b)
Basic	**$1.75**	$1.90	$1.38	$1.44	$1.42 (b)
Cash Dividends					
Class A Common	**$.40**	$ .36	$ .30	$ .26	$ .20
Class B Common	**$.40**	$ .36	$ .30	$ .26	$ .20

(a) Effective February 2, 2007, the Company finalized the acquisition of Blackwell. See Note 17 to the Consolidated Financial Statements for details on the operating results of Blackwell during fiscal year 2007.

(b) In the fourth quarter of fiscal year 2002 Wiley finalized its commitment to relocate the Company's headquarters to Hoboken, N.J. The relocation was completed in the first quarter of fiscal year 2003. The amounts reported above include an unusual charge associated with the relocation of approximately $2.5 million, or $1.5 million after tax equal to $0.02 per diluted share in fiscal year 2003.

(c) Tax benefits included in fiscal year results are as follows:

- Fiscal year 2007 includes a $5.5 million tax benefit, or $0.09 per diluted share. This benefit coincides with the resolution and settlements of certain tax matters with authorities in the U.S. and abroad.

- In the third quarter of fiscal year 2006, the Company recognized a net tax benefit of $6.8 million, or $0.11 per diluted share, related to the favorable resolution of certain matters with tax authorities.

- In the fourth quarter of fiscal year 2005, the Company elected to repatriate approximately $94 million of dividends from its European subsidiaries under the American Jobs Creation Act of 2004, which became law in October 2004. The law provided for a favorable one-time tax rate on dividends from foreign subsidiaries. The tax accrued on the dividend in the fourth quarter of fiscal year 2005 was approximately $7.5 million, or $0.12 per diluted share. Pursuant to guidance issued by the Internal Revenue Service in May 2005, the Company recorded a tax benefit in the first quarter of fiscal year 2006 reversing the accrued tax recorded in the previous year. Neither the first quarter fiscal year 2006 tax benefit nor the corresponding fourth quarter fiscal year 2005 tax accrual had a cash impact on the Company.

- In fiscal year 2004, the Company recognized a net tax benefit of $3.0 million, or $0.05 per diluted share, related to the favorable resolution of certain state and federal tax matters, and an adjustment to accrued foreign taxes.

- Fiscal year 2003 includes a one-time tax benefit of $12.0 million, or $0.19 per diluted share, relating to an increase in the tax-deductible net asset basis of a European subsidiary's assets.

(d) Working capital is reduced or negative as a result of including in current liabilities the deferred revenue related to journal subscriptions for which the cash has been received. The deferred revenue will be recognized into income as the journals are shipped or made available online to the customers over the term of the subscription.

Financial Statements and Supplementary Data

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To our Shareholders
John Wiley and Sons, Inc.:

The management of John Wiley and Sons, Inc. and subsidiaries is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f).

Under the supervision and with the participation of our management, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our evaluation under the framework in *Internal Control – Integrated Framework* issued by COSO, our management concluded that our internal control over financial reporting was effective as of April 30, 2007.

We acquired Blackwell Publishing (Holdings) Ltd. ("Blackwell") on February 2, 2007 and we excluded from our SOX 404 assessment of the effectiveness of our internal control over financial reporting as of April 30, 2007, Blackwell's internal control over financial reporting associated with total assets of $1,485.0 million and total revenue of $105.8 million included in our consolidated financial statements as of and for the fiscal year ended April 30, 2007.

Our management's assessment of the effectiveness of our internal control over financial reporting as of April 30, 2007 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report which is included herein.

The Company's Corporate Governance Principles, Committee Charters, Business Conduct and Ethics Policy and the Code of Ethics for Senior Financial Officers are published on our web site at www.wiley.com under the "About Wiley--Investor Relations--Corporate Governance" captions. Copies are also available free of charge to shareholders on request to the Corporate Secretary, John Wiley & Sons, Inc., 111 River Street, Hoboken, NJ 07030-5774.

/s/ William J. Pesce

William J. Pesce
President and Chief Executive Officer

/s/ Ellis E. Cousens

Ellis E. Cousens
Executive Vice President and
Chief Financial and Operations Officer

/s/ Edward J. Melando

Edward J. Melando
Vice President, Controller and
Chief Accounting Officer

June 28, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors and Shareholders
of John Wiley & Sons, Inc.:

We have audited the accompanying consolidated statements of financial position of John Wiley & Sons, Inc. (the "Company") and subsidiaries as of April 30, 2007 and 2006, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended April 30, 2007. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule (as listed in the index to Item 8). These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of John Wiley & Sons, Inc. and subsidiaries as of April 30, 2007 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended April 30, 2007, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 2 of the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 123R, "Share-Based Payment," as of May 1, 2006.

As discussed in Note 14 of the consolidated financial statements, the Company adopted SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)" on April 30, 2007.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of April 30, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 28, 2007 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

/s/ KPMG LLP
New York, New York

June 28, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Stockholders
John Wiley & Sons, Inc.:

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting that John Wiley and Sons, Inc. (the "Company") and subsidiaries maintained effective internal control over financial reporting as of April 30, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment, and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of April 30, 2007, is fairly stated, in all material respects, based on criteria established in Internal Control – Integrated Framework issued by COSO. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of April 30, 2007, based on criteria established in Internal Control – Integrated Framework issued by COSO.

The Company acquired Blackwell Publishing (Holdings) Ltd. ("Blackwell") effective February 2, 2007 and management excluded from its assessment of the effectiveness of the Company's internal control over financial reporting as of April 30, 2007 Blackwell's internal control over financial reporting associated with total assets of $1,485.0 million and total revenues of $105.8 million included in the consolidated financial statements of the Company as of and for the fiscal year ended April 30, 2007. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal controls over financial reporting of Blackwell.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of the Company as of April 30, 2007 and 2006, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended April 30, 2007, and our report dated June 28, 2007 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP
New York, New York

June 28, 2007

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

John Wiley & Sons, Inc., and Subsidiaries
Dollars in thousands

	April 30 2007	2006
Assets		
Current Assets		
Cash and cash equivalents	$ **55,750**	$ 60,757
Accounts receivable	**201,407**	158,275
Inventories	**112,863**	88,578
Deferred income tax benefits	**16,734**	5,536
Prepaid and other	**18,683**	13,162
Total Current Assets	**405,437**	326,308
Product Development Assets	**79,830**	65,641
Property, Equipment and Technology	**126,712**	102,123
Intangible Assets	**1,166,289**	302,384
Goodwill	**704,143**	198,416
Deferred Income Tax Benefits	**16,568**	3,809
Other Assets	**32,136**	27,328
Total Assets	$ **2,531,115**	$ 1,026,009
Liabilities and Shareholders' Equity		
Current Liabilities		
Accounts and royalties payable	$ **125,824**	$ 97,231
Deferred revenue	**305,405**	143,923
Accrued income taxes	**9,353**	24,226
Accrued pension liability	**2,139**	6,074
Other accrued liabilities	**133,662**	90,655
Current portion of long-term debt	**22,500**	-
Total Current Liabilities	**598,883**	362,109
Long-Term Debt	**977,721**	160,496
Accrued Pension Liability	**112,271**	56,068
Other Long-Term Liabilities	**41,174**	35,627
Deferred Income Taxes	**271,558**	9,869
Shareholders' Equity		
Preferred Stock, $1 par value: Authorized - 2 million, Issued - zero	**-**	-
Class A Common Stock, $1 par value: Authorized - 180 million, Issued - 69,387,799 and 69,034,423	**69,388**	69,035
Class B Common Stock, $1 par value: Authorized - 72 million, Issued - 13,802,463 and 14,155,839	**13,803**	14,156
Additional paid-in capital	**100,013**	69,587
Retained earnings	**673,254**	596,474
Accumulated other comprehensive gain (loss):		
Foreign currency translation adjustment	**57,224**	25,740
Minimum pension liability adjustment	**-**	(18,071)
Unamortized pension and retiree medical, net of tax	**(30,465)**	-
Unrealized gain (loss) on interest rate swap	**(1,802)**	-
Unearned deferred compensation	**-**	(3,512)
	881,415	753,409
Less Treasury Shares At Cost (Class A - 21,735,471 and 22,142,176; Class B - 3,902,576 and 3,902,576)	**(351,907)**	(351,569)
Total Shareholders' Equity	**529,508**	401,840
Total Liabilities and Shareholders' Equity	$ **2,531,115**	$ 1,026,009

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

John Wiley & Sons, Inc., and Subsidiaries Dollars in thousands, except per share data	For the years ended April 30		
	2007	2006	2005
Revenue	**$1,234,936**	$1,044,185	$974,048
Costs and Expenses			
Cost of sales	**420,952**	342,314	325,061
Operating and administrative expenses	**632,029**	535,694	496,726
Amortization of intangibles	**20,676**	13,498	10,880
Total Costs and Expenses	**1,073,657**	891,506	832,667
Operating Income	**161,279**	152,679	141,381
Interest income and other, net	**4,411**	1,125	1,505
Interest expense	**(26,188)**	(9,960)	(7,223)
Net Interest Expense and Other	**(21,777)**	(8,835)	(5,718)
Income Before Taxes	**139,502**	143,844	135,663
Provision for Income Taxes	**39,883**	33,516	51,822
Net Income	**$99,619**	$110,328	$83,841
Income Per Share			
Diluted	**$1.71**	$1.85	$1.35
Basic	**$1.75**	$1.90	$1.38
Cash Dividends Per Share			
Class A Common	**$0.40**	$0.36	$0.30
Class B Common	**$0.40**	$0.36	$0.30
Average Shares			
Diluted	**58,287**	59,792	62,093
Basic	**56,932**	58,071	60,721

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

John Wiley & Sons, Inc., and Subsidiaries	**For the years ended April 30**		
Dollars in thousands	**2007**	2006	2005
Operating Activities			
Net Income	$ **99,619**	$ 110,328	$ 83,841
Noncash Items			
Amortization of intangibles	**20,676**	13,498	10,880
Amortization of composition costs	**38,722**	36,473	36,026
Depreciation of property, equipment and technology	**28,926**	32,031	31,447
Stock-based compensation (net of tax)	**12,559**	4,854	3,632
Excess tax benefits from stock-based compensation	**(4,455)**	-	-
Reserves for returns, doubtful accounts, and obsolescence	**6,931**	12,961	1,250
Deferred income taxes	**3,604**	5,009	17,283
Pension expense, net of contributions	**8,297**	8,429	(3,914)
Earned Royalty Advances and Other	**40,736**	21,987	21,461
Changes in Operating Assets and Liabilities			
Increase/(Decrease), excluding acquisitions			
Accounts receivable	**1,167**	(20,519)	(3,072)
Net taxes payable	**(6,424)**	(5,830)	21,362
Inventories	**(4,060)**	(12,111)	3,994
Deferred revenue	**(15,872)**	390	14,044
Other accrued liabilities	**11,543**	9,834	5,436
Accounts and royalties payable	**(22,465)**	26,443	883
Other	**1,090**	(1,135)	(1,067)
Cash Provided by Operating Activities	**220,594**	242,642	243,486
Investing Activities			
Additions to product development assets	**(76,225)**	(70,921)	(64,407)
Additions to property, equipment and technology	**(31,445)**	(21,355)	(26,826)
Blackwell acquisition, net of cash acquired	**(953,197)**	-	-
Acquisition of other publishing businesses, assets and rights	**(19,712)**	(31,354)	(22,527)
Purchase of marketable securities	**-**	-	(15,203)
Sale of marketable securities	**42,334**	10,000	5,203
Cash Used for Investing Activities	**(1,038,245)**	(113,630)	(123,760)
Financing Activities			
Repayment of long-term debt	**(620,678)**	(336,298)	(50,000)
Borrowings of long-term debt	**1,458,400**	303,754	45,992
Purchase of treasury stock	**(7,278)**	(108,867)	(94,786)
Debt financing costs	**(8,315)**	-	-
Cash dividends	**(22,839)**	(21,103)	(18,125)
Proceeds from exercise of stock options and other	**6,462**	5,173	3,444
Excess tax benefits from stock-based compensation	**4,455**	-	-
Cash Provided by (Used for) Financing Activities	**810,207**	(157,341)	(113,475)
Effects of Exchange Rate Changes on Cash	**2,437**	(315)	1,123
Cash and Cash Equivalents			
Increase (decrease) for year	**(5,007)**	(28,644)	7,374
Balance at beginning of year	**60,757**	89,401	82,027
Balance at end of year	$ **55,750**	$ 60,757	$ 89,401
Cash Paid During the Year for			
Interest	$ **12,294**	$ 8,001	$ 5,611
Income taxes, net	$ **40,422**	$ 33,829	$ 12,094

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

AND COMPREHENSIVE INCOME

John Wiley & Sons, Inc., and Subsidiaries Dollars in thousands	Common Stock Class A	Common Stock Class B	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Unearned Deferred Comp-ensation	Accumulated Other Comp-rehensive Income (Loss)	Total Share-holder's Equity
Balance at May 1, 2004	$ 68,465	$ 14,725	$ 45,887	$ 441,533	$ (155,609)	$ (2,134)	$ 2,197	$ 415,064
Shares Issued Under Employee Benefit Plans			5,753		1,353			7,106
Purchase of Treasury Shares					(94,786)			(94,786)
Exercise of Stock Options, including taxes			3,838		790			4,628
Class A Common Stock Dividends Declared				(14,938)				(14,938)
Class B Common Stock Dividends Declared				(3,187)				(3,187)
Other	519	(518)				(940)		(939)
Comprehensive Income:								
Net income				83,841				83,841
Foreign currency translation adjustments							10,408	10,408
Minimum liability pension adjustments, net of a $5,770 tax benefit							(10,623)	(10,623)
Total Comprehensive Income								83,626
Balance at May 1, 2005	$ 68,984	$ 14,207	$ 55,478	$ 507,249	$ (248,252)	$ (3,074)	$ 1,982	$ 396,574
Shares Issued Under Employee Benefit Plans			6,795		2,348			9,143
Purchase of Treasury Shares					(108,867)			(108,867)
Exercise of Stock Options, including taxes			7,314		3,202			10,516
Class A Common Stock Dividends Declared				(17,252)				(17,252)
Class B Common Stock Dividends Declared				(3,851)				(3,851)
Other	51	(51)				(438)		(438)
Comprehensive Income:								
Net income				110,328				110,328
Foreign currency translation adjustments							(2,791)	(2,791)
Minimum liability pension adjustments, net of a $5,547 tax charge							8,478	8,478
Total Comprehensive Income								116,015
Balance at May 1, 2006	$ 69,035	$ 14,156	$ 69,587	$ 596,474	$ (351,569)	$ (3,512)	$ 7,669	$ 401,840
Shares Issued Under Employee Benefit Plans			8,149		2,976			11,125
Purchase of Treasury Shares					(7,278)			(7,278)
Exercise of Stock Options, including taxes			5,663		3,964			9,627
Stock-based compensation expense			20,126					20,126
Class A Common Stock Dividends Declared				(18,806)				(18,806)
Class B Common Stock Dividends Declared				(4,033)				(4,033)
Other	353	(353)	(3,512)			3,512		-
Adoption of FASB Statement No. 158, net of a $6,025 tax benefit							(8,078)	(8,078)
Comprehensive Income:								
Net income				99,619				99,619
Foreign currency translation adjustments							31,484	31,484
Minimum liability pension adjustment, net of a $3,217 tax benefit							(4,316)	(4,316)
Unrealized loss on interest rate swap, net of a $1,086 tax benefit							(1,802)	(1,802)
Total Comprehensive Income								124,985
Balance at April 30, 2007	$ 69,388	$ 13,803	$ 100,013	$ 673,254	$ (351,907)	$ -	$ 24,957	$ 529,508

The accompanying notes are an integral part of the consolidated financial statements.

Notes to Consolidated Financial Statements

Note 1 – Description of Business

The Company, founded in 1807, was incorporated in the state of New York on January 15, 1904. (As used herein the term "Company" means John Wiley & Sons, Inc., and its subsidiaries and affiliated companies, unless the context indicates otherwise).

The Company is a global publisher of print and electronic products, providing content to customers worldwide. Core businesses include professional and consumer books and subscription products; scientific, technical, and medical journals, encyclopedias, books, and online products; and educational materials for undergraduate and graduate students and lifelong learners. The Company has publishing, marketing, and distribution centers in the United States, Canada, Europe, Asia, and Australia.

Note 2 - Summary of Significant Accounting Policies

Principles of Consolidation: The consolidated financial statements include the accounts of the Company. Investments in entities in which the Company has at least a 20%, but less than a majority interest, are accounted for using the equity method of accounting. Investments in entities in which the Company has less than a 20% ownership and in which it does not exercise significant influence are accounted for using the cost method of accounting. All significant intercompany accounts and transactions have been eliminated in consolidation. Certain prior year amounts have been reclassified to conform to the current year's presentation.

Use of Estimates: The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition: In accordance with SEC Staff Accounting Bulletin No. 104, "Revenue Recognition in Financial Statements," the Company recognizes revenue when the following criteria are met: persuasive evidence that an arrangement exists; delivery has occurred or services have been rendered; the price to the customer is fixed or determinable; and collectibility is reasonably assured. If all of the above criteria have been met, revenue is principally recognized upon shipment of products or when services have been rendered. Subscription revenue is generally collected in advance, and is deferred and recognized as earned when the related issue is shipped or made available online over the term of the subscription. Where a product has been sold with multiple deliverables the Company follows EITF No. 00-21 "Accounting for Revenue Relationships with Multiple Deliverables" to determine the timing of revenue recognition. Collectibility is evaluated based on the amount involved, the credit history of the customer, and the status of the customer's account with the Company.

Cash Equivalents: Cash equivalents consist of highly liquid investments with an original maturity of three months or less and are stated at cost plus accrued interest, which approximates market value.

Allowance for Doubtful Accounts: The estimated allowance for doubtful accounts is based on a review of the aging of the accounts receivable balances, the historical write-off experience, and a credit evaluation of a customer. A change in the evaluation of a customer's credit could affect the estimated allowance. The allowance for doubtful accounts is shown as a reduction of accounts receivable in the accompanying consolidated balance sheets and amounted to $11.2 million and $6.6 million at April 30, 2007 and 2006, respectively.

Sales Return Reserves: The process which the Company uses to determine its sales returns and the related reserve provision charged against revenue is based on applying an estimated return rate to current year sales. This rate is based upon an analysis of actual historical return experience in the various markets and geographic regions in which the Company does business. The Company collects, maintains and analyzes significant amounts of sales returns data for large volumes of homogeneous transactions. This allows the Company to make reasonable estimates of the amount of future returns. All available data is utilized to identify the returns by market and as to which fiscal year the sales returns apply. This enables management to track the returns in detail and identify and react to trends occurring in the marketplace, with the objective of being able to make the most informed judgments possible in setting reserve rates. Sales return reserves, net of estimated inventory and royalty costs, are reported as a reduction of accounts receivable in the Consolidated Statement of Financial Position and amounted to $56.1 million and $55.8 million at April 30, 2007 and 2006, respectively.

Reserve for Inventory Obsolescence: Inventories are carried at cost or market, whichever is lower. A reserve for inventory obsolescence is estimated based on a review of damaged, obsolete, or otherwise unsaleable inventory. The review encompasses historical unit sales trends by title; current market conditions, including estimates of customer demand; and publication revision cycles. The inventory obsolescence reserve is reported as a reduction of the inventory balance in the Consolidated Statement of Financial Position and amounted to $32.2 million and $30.7 million as of April 30, 2007 and 2006, respectively.

Allocation of Acquisition Purchase Price to Assets Acquired and Liabilities Assumed: In connection with acquisitions, the Company allocates the cost of the acquisition to the assets acquired and the liabilities assumed based on estimates of the fair value of such items, including goodwill and other intangible assets. Such estimates include discounted estimated cash flows to be generated by those assets and the expected useful lives based on historical experience, current market trends, and synergies to be achieved from the acquisition and expected tax basis of assets acquired. For major acquisitions, the Company may use an independent appraiser to confirm the reasonableness of such estimates.

Inventories: Inventories are stated at cost or market, whichever is lower. U.S. book inventories aggregating $73.9 million and $67.0 million at April 30, 2007 and 2006, respectively, are valued using the last-in, first-out (LIFO) method. All other inventories are valued using the first-in, first-out (FIFO) method.

Product Development Assets: Product development assets consist of composition costs and royalty advances to authors. Costs associated with developing any publication are expensed until the product is determined to be commercially viable. Composition costs, primarily representing the costs incurred to bring an edited commercial manuscript to publication including typesetting, proofreading, design and illustration, etc., are capitalized and generally amortized on a double-declining basis over estimated useful lives, ranging from 1 to 3 years. Royalty advances to authors are capitalized and, upon publication, are recovered as royalties are earned by the authors based on sales of the published works. Author advances are periodically reviewed for recoverability and a reserve for loss is maintained, if appropriate.

Advertising Expense: Advertising costs are expensed as incurred. The Company incurred $39.8 million, $36.9 million and $35.7 million in advertising costs in fiscal years 2007, 2006 and 2005, respectively.

Property, Equipment and Technology: Property, equipment and technology is recorded at cost. Major renewals and improvements are capitalized, while maintenance and repairs are expensed as incurred.

Costs incurred for computer software developed or obtained for internal use are capitalized during the application development stage and expensed as incurred during the preliminary project and post-implementation stages. Costs incurred during the application development stage include costs of materials and services, and payroll and payroll-related costs for employees who are directly associated with the software project. Such costs are amortized over the expected useful life of the related software generally 3 to 5 years. Maintenance, training, and upgrade costs that do not result in additional functionality are expensed as incurred.

Buildings, leasehold improvements, and capital leases are amortized over the lesser of the estimated useful lives of the assets up to 40 years, or over the duration of the lease, using the straight-line method. Furniture and fixtures are depreciated principally on the straight-line method over estimated useful lives ranging from 3 to 10 years. Computer equipment is amortized on a straight-line basis over estimated useful lives ranging from 3 to 5 years.

Goodwill and Other Intangible Assets: Goodwill is the excess of the purchase price paid over the fair value of the net assets of the business acquired. Other intangible assets principally consist of brands, trademarks, acquired publication rights, customer relationships and non-compete agreements. Goodwill and indefinite-lived intangible assets are not amortized but are reviewed at least annually for impairment, or more often if events or circumstances occur that would more likely than not reduce the fair market value of a reporting unit below its' carrying amount. The Company evaluates the recoverability of indefinite-lived intangible assets by comparing the fair value of the intangible asset to the carrying value. For goodwill impairment, the Company uses a two-step impairment test approach at the reporting unit level. In the first step the fair value for the reporting unit is compared to its book value including goodwill. In the case that the fair value of the reporting unit is less than the book value, a second step is performed which compares the implied fair value of the reporting unit's goodwill to the book value of the goodwill. The fair value for the goodwill is determined based on the difference between the fair values of the reporting units and the net fair values of the identifiable assets and liabilities of such reporting units. If the fair value of the goodwill is less than the book value, the difference is recognized as impairment.

Finite-lived intangible assets are amortized over their useful lives and management evaluates the estimated life in accordance with SFAS 142. The most significant factors in determining the life of these intangibles is the history and longevity of the brands, trademarks or titles acquired, combined with the strength of cash flows. Acquired publishing rights that have an indefinite life are typically characterized by intellectual property with a long and well-established revenue stream resulting from strong and well-established imprint/brand recognition in the market.

Acquired publication rights, trademarks, customer relationships and brands with finite lives are amortized on a straight-line basis over periods ranging from 5 to 40 years. Non-compete agreements are amortized over the terms of the individual agreement.

Impairment of Long-Lived Assets: Depreciable and amortizable assets are only evaluated for impairment upon a significant change in the operating or macroeconomic environment. In these circumstances, if an evaluation of the undiscounted cash flows indicates impairment, the asset is written down to its estimated fair value based on discounted future cash flows.

Derivative Financial Instruments: The Company, from time to time, enters into forward exchange and interest rate swap contracts as a hedge against foreign currency asset and liability commitments, and anticipated transaction exposures, including intercompany purchases. The Company accounts for its derivative instruments in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. Accordingly, all derivatives are recognized as assets or liabilities and measured at fair value. Derivatives that are not determined to be effective hedges are adjusted to fair value with a corresponding effect on earnings. The Company does not use financial instruments for trading or speculative purposes.

Foreign Currency Gains/Losses: The Company translates the results of operations of its international subsidiaries using average exchange rates during each period, whereas balance sheet accounts are translated using exchange rates at the end of each period. Currency translation adjustments are recorded as a component of accumulated other comprehensive income (loss) in shareholders' equity. Included in operating and administrative expenses were net foreign exchange transaction losses/(gains) of approximately $0.2 million, $0.2 million, and $(1.8) million in fiscal years 2007, 2006, and 2005, respectively.

Shared-Based Compensation: In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"). SFAS 123R requires that companies recognize share-based compensation to employees in the Statement of Income based on the fair value of the share-based awards. The Company adopted SFAS 123R on May 1, 2006, the beginning of the Company's 2007 fiscal year.

Prior to the adoption of SFAS 123R, the Company accounted for stock-based compensation using the "intrinsic value" method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and using the disclosure-only provisions of SFAS 123, as amended by SFAS 148. Under this approach, the value of restricted stock awards was expensed over their requisite service periods and the imputed cost of stock options were disclosed only in footnotes to the financial statements.

The Company adopted SFAS 123R effective May 1, 2006 using the modified prospective approach. Under this approach, awards that are granted, modified or settled after May 1, 2006 are measured and expensed in accordance with SFAS 123R. Unvested awards that were granted prior to May 1, 2006 are expensed and recognized in the Company's results of operations, prospectively. No previous periods are restated.

The adoption of SFAS 123R resulted in the recognition of an incremental share-based compensation expense of $11.3 million ($7.0 million after taxes) for the twelve months ended April 30, 2007, which is reflected in operating and administrative expenses. For the prior year periods, this portion of stock-based compensation was reflected in the Company's disclosures, but was not recognized in the consolidated income statements. For comparative purposes, the following adjusted net income and earnings per share for the twelve months ended April 30, 2007, 2006 and 2005 reflect the amounts which would have been reported in the income statement if the provisions of SFAS 123R were in effect at that time.

(In thousands, except per share amounts)	**2007**	2006	2005
Net Income, as Reported	**$99,619**	$110,328	$83,841
Add: Stock-Based Compensation Expense Included in Reported Net Income, Net of Taxes	**12,559**	4,854	3,632
Deduct: Total Stock-Based Compensation Expense Determined Under Fair-Value Based Method for all Awards, Net of Taxes (1)	**(12,559)**	(10,942)	(8,991)
Adjusted Net Income	**$99,619**	$104,240	$78,482
Reported Earnings Per Share:			
Diluted	**$1.71**	$1.85	$1.35
Basic	**$1.75**	$1.90	$1.38
Adjusted Earnings Per Share:			
Diluted	**$1.71**	$1.74	$1.26
Basic	**$1.75**	$1.80	$1.29

(1) Total stock-based compensation expense for all awards presented in the table above is net of taxes of $7.6 million, $6.6 million and $5.4 million for the years ended April 30, 2007, 2006 and 2005, respectively.

Pursuant to the provisions of SFAS 123R effective May 1, 2006, the Company records share-based compensation as a charge to earnings reduced by the estimated cost of anticipated forfeited awards. As such, share-based compensation expense is only recognized for those awards that are expected to ultimately vest. Stock-based compensation expense associated with performance restricted share awards is recognized based on management's best estimates of the achievement of the performance goals specified in such awards and the estimated number of shares that will be earned. The cumulative effect on current and prior periods of a change in the estimated number of performance share awards, or estimated forfeiture rate is recognized as an adjustment to earnings in the period of the revision.

Concurrent with the adoption of SFAS 123R the Company accelerated the recognition of compensation expense related to post-adoption awards granted to near-retirement and retirement-eligible employees to reflect accelerated vesting as provided in the Company's Key Employee Stock Plan. The impact of the change was not significant.

Recently Issued Accounting Pronouncements: In July 2006, the FASB issued FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with SFAS No. 109 "Accounting for Income Taxes". FIN 48 provides guidance on recognizing, measuring, presenting and disclosing in the financial statements uncertain tax positions that a company has taken or expects to take on a tax return. FIN 48 is effective for the Company as of May 1, 2007. The Company is currently assessing the impact, if any, of FIN 48 on its consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157 "Fair Value Measurements" ("SFAS 157"). SFAS 157 provides a new single authoritative definition of fair value and provides enhanced guidance for measuring the fair value of assets and liabilities and requires additional disclosures related to the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. SFAS 157 is effective for the Company as of May 1, 2008. The Company is currently assessing the impact, if any, of SFAS 157 on its consolidated financial statements.

In September 2006, the FASB issued SFAS No. 158 "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R)" ("SFAS 158"). SFAS 158 requires balance sheet recognition of the funded status of pension and postretirement benefit plans. Under SFAS 158, actuarial gains and losses, prior service costs or credits, and any remaining transition assets or obligations that have not been recognized under previous accounting standards must be recognized as a component of accumulated other comprehensive income (loss) within shareholders' equity, net of tax effects, until they are amortized as a component of net periodic benefit cost. In addition, the measurement date and the date at which plan assets and the benefit obligation are measured are required to be the company's fiscal year end, which is the date currently used by the Company. The Company adopted SFAS 158 as of April 30, 2007. The adoption of SFAS 158 resulted in a decrease to Shareholders' Equity and an increase to the accrued pension liability and other long-term liabilities of approximately $14.1 million before tax. The adoption of SFAS 158 did not have an impact on the Company's results of operations and cash flows, or any of the Company's financial agreements or covenants.

In September 2006, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"), to address diversity in practice in quantifying financial statement misstatements. SAB 108 requires that the Company quantify misstatements based on their impact on each of our financial statements and related disclosures. SAB 108 was effective as of April 30, 2007. The adoption of SAB 108 did not have an impact on the Company's consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159 "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"). SFAS 159 provides companies with an option to irrevocably elect to measure certain financial assets and financial liabilities at fair value on an instrument-by-instrument basis with the resulting changes in fair value recorded in earnings. The objective of SFAS 159 is to reduce both the complexity in accounting for financial instruments and the volatility in earnings caused by using different measurement attributes for financial assets and liabilities. The Company is currently evaluating the impact of SFAS 159 to determine the effect, if any, it will have on the consolidated financial position and results of operations. The Company is required to adopt SFAS 159 as of May 1, 2008.

There have been no other new accounting pronouncements issued during fiscal year 2007 that have had, or are expected to have a material impact on the Company's consolidated financial statements.

Note 3 – Income Per Share

A reconciliation of the shares used in the computation of net income per share for the years ended April 30 follows (in thousands):

	2007	2006	2005
Weighted Average Shares Outstanding	**57,191**	58,405	60,886
Less: Unearned Deferred Compensation Shares	**(259)**	(334)	(165)
Shares Used for Basic Income Per Share	**56,932**	58,071	60,721
Dilutive Effect of Stock Option and Other Stock Awards	**1,355**	1,721	1,372
Shares Used for Diluted Income Per Share	**58,287**	59,792	62,093

For the years ended April 30, 2007, 2006, and 2005 options to purchase Class A Common Stock of 2,587,569, 1,007,000 and zero shares, respectively, have been excluded from the shares used for diluted income per share as their inclusion would have been antidilutive.

Note 4 - Acquisitions

Fiscal Year 2007:

Blackwell Acquisition:

Effective February 2, 2007 the Company finalized the previously announced acquisition of all of the outstanding shares of Blackwell Publishing (Holdings) Ltd. ("Blackwell"). Blackwell publishes journals and books for the academic, research and professional markets focused on science, technology, medicine and social sciences and humanities. Headquartered in Oxford, England, Blackwell also maintains publishing locations in the United States, Asia, Australia, Denmark and Germany. Approximately 50% of Blackwell's annual revenue is from the United States. The combination of Blackwell's publications with the Company's existing scientific, technical and medical business results in an extensive portfolio of approximately 1,250 journals. Blackwell has over 800 journal titles with approximately 63% being affiliated with a professional society. The purchase price included $1.1 billion (£572 million) of cash plus liabilities assumed less cash acquired.

Blackwell's competition has consisted mostly of large STM publishers. Blackwell has maintained a strong market share based on its content, distribution abilities, successful society relationships and pricing.

The acquisition of Blackwell will enhance Wiley's global position as a provider of must-have content and services, expand and diversify its journal portfolio, increase both print and on-line advertising revenue, increase society relationships, accelerate growth globally and enhance the delivery of content on-line through *Wiley InterScience*. The infrastructure of the Wiley and Blackwell organizations will be combined based on opportunities to generate synergies and cost savings and best practices in the industry.

The Company accounted for the acquisition using the purchase method of accounting in accordance with the provisions of SFAS No. 141, "Business Combinations" ("SFAS 141"). The Company included the operations of Blackwell in its consolidated financial statements from February 2, 2007 through April 30, 2007. The total purchase price was preliminarily allocated to Blackwell's tangible and identifiable intangible assets and liabilities based on their estimated fair values as of February 2, 2007 as set forth below (in thousands):

Current Assets	$	332,000
Product Development Assets		21,000
Property, Equipment and Technology		15,300
Intangible Assets		843,300
Goodwill		485,900
Other Noncurrent Assets		7,500
Total Assets Acquired	$	1,705,000
Deferred Revenue	$	172,300
Other Current Liabilities		125,400
Noncurrent Deferred Taxes Liabilities		256,500
Other Noncurrent Liabilities		29,800
Total Liabilities Assumed	$	584,000
Net Assets Acquired	$	1,121,000

The purchase price allocation above includes approximately $3.5 million of accrued direct acquisition costs consisting of regulatory filing fees, legal and accounting fees and other external costs directly related to the acquisition. Included in current assets above is $188.9 million of cash acquired. The primary areas of purchase price allocation that are not yet finalized consist of Blackwell-related severance and exit costs. Adjustments to amounts recorded as of the close of the acquisition related to the finalization of Blackwell-related severance and exit costs will result in adjustments to goodwill or will be recorded in post-acquisition operating results, depending on the nature and timing of such adjustments.

Unaudited Pro Forma Financial Information

The following unaudited pro forma statement of operations information gives effect to the Blackwell acquisition and related financing as if it had occurred at the beginning of each of the fiscal years presented. The pro forma information is presented for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisition and the $1.35 billion Credit Agreement had taken place at the beginning of each of the periods presented nor is it indicative of future financial performance. The pro forma financial information for each of the periods presented includes the recurring effect from the amortization of acquired intangible assets and the increase in interest expense associated with the Credit Agreement. Cost savings from future synergies are not reflected in the pro forma financial information.

The unaudited pro forma statement of operations for the year ended April 30, 2007 combines the historical results of Wiley for the year ended April 30, 2007, which includes post-acquisition Blackwell results for the period from February 2, 2007 to April 30, 2007, and the historical results of pre-acquisition Blackwell for the period from April 1, 2006 to December 31, 2006. The unaudited pro forma statement of operations for the year ended April 30, 2006 combines the historical results of Wiley for the year ended April 30, 2006 and, due to differences in our reporting periods, the historical results of Blackwell, for the twelve months ended March 31, 2006.

In thousands, except per share data	For the Years Ended April 30, 2007	2006
Revenue	**$1,558,887**	$1,431,958
Net Income	**$108,301**	$116,777
Net Income Per Common Share - Basic	**$1.90**	$2.01
Net Income Per Common Share - Diluted	**$1.86**	$1.95

Goodwill and Acquisition Related Intangible Assets

All of the Blackwell goodwill acquired of $485.9 million was recorded within the Blackwell segment. None of the goodwill is expected to be deductible for tax purposes. The balances and weighted average amortization period assigned to each intangible asset class of acquisition related intangible assets as of February 2, 2007 were as follows:

In thousands	**Weighted Average Amortization Period (in years)**	**Cost of Blackwell Acquisition Related Intangible Assets**
Acquired Publication Rights	37	$629,900
Trademarks and Trade Names	Indefinite	143,400
Customer Relationships	20	70,000
Total		$843,300

The total amortization expense for Blackwell acquisition related intangible assets was $5.5 million for the year ended April 30, 2007, and is included in the caption "Amortization of intangibles" on the Company's consolidated Statements of Income. Estimated future amortization expense related to acquisition for the next five years is $22.0 million per year.

Identifiable intangible assets – Acquired publication rights represent the rights to publish current and new editions of journal and book titles. Acquired journal publishing rights are segregated into owned, non-owned and joint owned titles. The right to publish a joint or non-owned journal is determined based upon individual negotiated contractual arrangements, typically with membership organizations referred to as "Societies" which specialize in the particular field or discipline. Owned journal publishing rights of approximately $487.8 million are expected to have an estimated useful life of 40 years. Joint and non-owned journal publishing rights are expected to have estimated useful lives of 40 and 30 years, respectively. Trademarks and trade names are expected to have an indefinite life due to the fact that the Blackwell name will be used by the Company on an ongoing basis, the name is important to the Company's business and it is long established and well recognized. Customer relationships are expected to have an estimated useful life of approximately 20 years. Book publishing rights are expected to have estimated useful lives of 10 to 15 years.

The fair value of intangible assets was based on a valuation conducted by a third party specialist on behalf of Wiley's management using income approach methodologies. The discount rates used to determine present value of net cashflows ranged from 9.5% to 15%. These discount rates were determined after consideration of Blackwell's estimated weighted average cost of capital and the estimated internal rate of return specific to the acquisition.

As part of the strategic acquisition plan, the Company plans to reorganize certain functions, cancel certain contractual obligations and close duplicate facilities. This will include termination and relocation of employees. Estimated costs associated with employee severance and relocation totaled $7.8 million. These costs were included as a component of net assets acquired. The costs associated with the closure of duplicate facilities have not yet been determined.

Other Fiscal Year 2007 Acquisitions:

Excluding the Blackwell acquisition, in fiscal year 2007 the Company acquired certain other businesses, assets and rights for $19.7 million, including acquisition costs plus liabilities assumed. Approximately $14.1 million of brands, trademarks and acquired publishing rights and $6.6 million of goodwill were recorded in the aggregate. The brands, trademarks and acquired publishing rights are being amortized over a weighted average period of approximately 11 years. The acquisitions consist primarily of the following:

On July 20, 2006, the Company acquired the assets of a publisher of two medical journals. The cost of acquisition was principally allocated to acquired publication rights and is being amortized over a 15-year period.

On October 18, 2006, the Company acquired an on-line provider of travel-related content, technology, and services. The acquisition cost was allocated to goodwill, branded trademarks and the net tangible assets acquired consisting primarily of computer software. The branded trademarks are being amortized over a 10-year period.

On January 24, 2007, the Company acquired the assets of a publisher of three advertising based journals. The cost of acquisition was primarily allocated to acquired publication rights and is being amortized over a 10-year period.

On March 20, 2007, the Company acquired the assets of a publisher of books and periodicals for faculty and administrators in higher education. The cost of the acquisition was mainly recorded as acquired publication rights and is being amortized over a 10-year period.

Fiscal Year 2006:

During fiscal year 2006, the Company acquired certain businesses, assets and rights in multiple transactions aggregating $31.4 million, including related acquisition costs plus liabilities assumed. Approximately $26.3 million of the aggregate purchase price was allocated to brands and trademarks and acquired publishing rights and $4.9 million to goodwill. The brands, trademarks and acquired publishing rights will be amortized over a weighted average period of approximately 10 years. The acquisitions consisted primarily of the following:

In the first quarter Wiley acquired substantially all the assets of a global publisher of books and software, specializing in information technology business certification materials. The acquisition cost was allocated to brands and trademarks, goodwill and tangible net assets, which consisted of accounts receivable, inventory, accrued royalties, accounts payable and other accrued liabilities. The brands and trademarks are being amortized over a 15-year period.

In the first quarter, the Company acquired the publishing rights to a newsletter division of a leading publisher of mental health and addiction information. The majority of the acquisition was recorded as acquired publication rights and is being amortized over a 10-year period.

In the second quarter the Company acquired a leading provider of evidence-based medicine content. The acquisition cost was allocated to goodwill, brands and trademarks, customer relationships and other assets and liabilities which consisted of accounts receivable, capitalized software and deferred subscription revenues. The brands, trademarks and customer relationships are amortized over a 10-year period.

In the third quarter the Company acquired the publishing rights to the journal Dialysis & Transplantation, a source of nephrology and renal transplantation information to nephrologists, surgeons, internists and other physicians and healthcare professionals. The majority of the acquisition was recorded as acquired publication rights and is being amortized over a 10-year period.

Fiscal Year 2005:

During fiscal year 2005, the Company acquired certain business assets and rights for $22.5 million, including related acquisitions costs plus liabilities assumed. The acquisitions consisted primarily of the following:

- The publishing rights to the Journal of Microscopy and Analysis, a controlled circulation journal. The acquired publication rights are being amortized over a 15-year period.
- The publishing rights to the reference portfolio of the Macmillan Nature Publishing Group. The acquired publication rights are being amortized over a 10-year period.
- Whurr Publishers Limited, a leading publisher for the Nursing, Speech and Language Therapy and Audiology, Psychology and Special Education communities in the U.K. The acquired publication rights are being amortized over a 15-year period.

Note 5 - Marketable Securities

The Company accounts for these securities as available-for-sale in accordance with SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities." As part of the Blackwell acquisition on February 2, 2007, the Company acquired $42.3 million in marketable securities which were all sold by the Company during the fourth quarter of fiscal year 2007. In fiscal year 2005, the Company purchased $15.2 million of marketable securities and subsequently sold $5.2 million. The remaining $10.0 million were sold during fiscal year 2006. There were no securities outstanding as of April 30, 2007 and 2006.

Note 6 - Inventories

Inventories at April 30 were as follows (in thousands):

	2007	2006
Finished Goods	**$99,958**	$79,389
Work-in-Process	**9,949**	6,704
Paper, Cloth, and Other	**7,094**	6,024
	117,001	92,117
LIFO Reserve	**(4,138)**	(3,539)
Total Inventories	**$112,863**	$88,578

Note 7 – Product Development Assets

Product development assets consisted of the following at April 30 (in thousands):

	2007	2006
Composition Costs	**$42,976**	$37,073
Royalty Advances	**36,854**	28,568
Total	**$79,830**	$65,641

Composition costs are net of accumulated amortization of $113.7 million and $96.2 million as of April 30, 2007 and 2006, respectively.

Note 8 - Property, Equipment and Technology

Property, equipment and technology consisted of the following at April 30 (in thousands):

	2007	2006
Land and Land Improvements	**$5,449**	$4,455
Buildings and Leasehold Improvements	**87,596**	65,456
Furniture, Fixtures and Warehouse Equipment	**83,255**	54,402
Computer Equipment and Capitalized Software	**184,326**	158,425
	360,626	282,738
Accumulated Depreciation	**(233,914)**	(180,615)
Total	**$126,712**	$102,123

The net book value of capitalized software costs was $22.3 million and $23.7 million as of April 30, 2007 and 2006, respectively. Depreciation expense recognized in 2007, 2006, and 2005 for capitalized software costs was approximately $12.0 million, $14.4 million, and $14.8 million, respectively.

Note 9 - Goodwill and Other Intangible Assets

The following table summarizes the activity in goodwill by segment (in thousands):

	As of April 30, 2006	Acquisitions and Dispositions	Cumulative Translation and Other Adjustments	**As of April 30, 2007**
P/T	$146,707	$6,556	$450	**$153,713**
STM	28,072	-	-	**28,072**
European	21,266	-	2,052	**23,318**
Blackwell	-	485,879	10,795	**496,674**
Other	2,371	-	(5)	**2,366**
Total	$198,416	$492,435	$13,292	**$704,143**

Identified intangible assets as of April 30, 2007 and 2006 were as follows (in thousands):

	2007		2006	
	Cost	**Accumulated Amortization**	Cost	Accumulated Amortization
Intangible Assets with Determinable Lives				
Acquired Publishing Rights	**$ 842,182**	**$ (88,289)**	$ 181,280	$ (70,330)
Brands & Trademarks	**17,224**	**(2,126)**	15,200	(921)
Covenants not to Compete	**3,383**	**(1,549)**	2,250	(906)
Customer Relationships	**71,503**	**(883)**	-	-
	934,292	**(92,847)**	198,730	(72,157)
Intangible Assets with Indefinite Lives				
Acquired Publishing Rights	**120,295**	**-**	117,911	-
Brands & Trademarks	**204,549**	**-**	57,900	-
	$ 1,259,136	**$ (92,847)**	$ 374,541	$ (72,157)

Note 10 - Other Accrued Liabilities

Other accrued liabilities as of April 30 consisted of the following (in thousands):

	2007	2006
Accrued Compensation	**$61,078**	$53,506
Accrued Interest	**14,327**	2,155
Other	**58,257**	34,994
Total	**$133,662**	$90,655

The increase in non-amortizable Brands & Trademarks is related to the Blackwell acquisition (See Note 4). Based on the current amount of intangible assets subject to amortization, the estimated amortization expense for each of the succeeding 5 fiscal years are as follows: 2008 - $38.4 million; 2009 - $38.9 million; 2010 - $35.6 million; 2011 - $34.3 million; and 2012 - $33.6 million.

Note 11 - Income Taxes

The provision for income taxes for the years ending April 30 were as follows (in thousands):

	2007	2006	2005
Current Provision(Benefit)			
US – Federal	**$23,684**	$15,663	$22,078
International	**9,872**	10,809	11,335
State and Local	**2,723**	2,035	1,126
Total Current Provision	**$36,279**	$28,507	$34,539
Deferred Provision(Benefit)			
US – Federal	**$(2,409)**	$ (62)	$11,156
International	**6,265**	5,054	4,656
State and Local	**(252)**	17	1,471
Total Deferred Provision	**$3,604**	$ 5,009	$17,283
Total Provision	**$39,883**	$33,516	$51,822

Tax benefits related to the exercise of stock options and vesting of restricted stock held by employees amounted to $5.6 million, $5.4 million, and $4.6 million for fiscal years 2007, 2006, and 2005, respectively, which reduce current income taxes payable. Included in the fiscal year 2007 tax benefit is $4.5 million of excess tax benefits recognized in accordance with FAS 123R related to exercises and vesting of awards within the Company's various stock compensation plans. The remaining $1.1 million benefit in 2007 is the current benefit taken on previously recognized deferred tax assets on restricted stock awards.

International and United States pretax income for the year ended April 30 was as follows (in thousands):

	2007	2006	2005
International	**$58,165**	$51,444	$45,491
United States	**81,337**	92,400	90,172
Total	**$139,502**	$143,844	$135,663

The Company's effective income tax rate as a percentage of pretax income differed from the U.S. federal statutory rate as shown below:

	2007	2006	2005
U.S. Federal Statutory Rate	**35.0%**	35.0%	35.0%
State Income Taxes, Net of U.S. Federal Tax Benefit	**1.1**	0.9	1.3
Tax Benefit from MFG/EIE Deductions/Credits	**(1.3)**	(1.7)	(1.5)
Earnings Taxed at Other than U.S. Statutory Rates	**(3.0)**	(1.5)	(1.0)
Tax Charge (Credit) on Repatriated Foreign Dividends under AJCA	**-**	(5.2)	5.5
Tax Adjustments	**(3.9)**	(4.7)	-
Other, Net	**0.7**	0.5	(1.1)
Effective Income Tax Rate	**28.6%**	23.3%	38.2%

Tax Charge (Credit) on Repatriated Foreign Dividends: During the fourth quarter of fiscal year 2005, the Company elected to repatriate approximately $94 million of dividends from foreign subsidiaries under the American Jobs Creation Act (AJCA) of 2004. The law provides for a favorable one-time tax rate on dividends from foreign subsidiaries. The tax accrued on these dividends in fiscal year 2005 was approximately $7.5 million. Pursuant to guidance issued by the Internal Revenue Service in May 2005, the Company recorded a tax benefit in the first quarter of fiscal year 2006 reversing the accrued tax recorded in the previous year. Neither the first quarter fiscal year 2006 tax benefit nor the corresponding fourth quarter fiscal year 2005 tax accrual had a cash impact on the Company.

Tax Adjustments: In fiscal years 2007 and 2006 the Company reported tax benefits of $5.5 million and $6.8 million related to the favorable resolution of certain federal, state and foreign tax matters with tax authorities.

Deferred taxes result from temporary differences in the recognition of revenue and expense for tax and financial reporting purposes. It is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets. The significant components of deferred tax assets and liabilities at April 30 were as follows (in thousands):

	2007	2006
Net Operating Loss	**$1,035**	$ -
Reserve for Sales Returns and Doubtful Accounts	**16,638**	12,652
Inventory	**(3,840)**	(1,848)
Accrued Expenses	**17,611**	11,964
Retirement and Post-Employment Benefits	**29,224**	11,909
Intangible and Fixed Assets	**(301,572)**	(35,201)
Net Deferred Tax Assets (Liabilities)	**$(240,904)**	$(524)

The Company intends to continue to reinvest earnings outside the U.S. for the foreseeable future and, therefore, has not recognized any U.S. tax expense on foreign earnings. At April 30, 2007, the undistributed earnings of international subsidiaries approximated $75.8 million and, if remitted currently, would result in $6.2 million tax.

Note 12 - Debt and Available Credit Facilities

At April 30,	2007	2006
$675 million Revolving Credit Facility – Due 2012	**$323,000**	$ -
$675 million Term Loan – Due 2008 - 2013	**675,000**	-
$300 million Revolving Credit Facility – Due November 2010	-	150,000
£50 million Revolving Credit Facility – Due April 2009	-	10,496
Other Notes Payable– Due July 2008	**2,221**	-
Total Debt	**$1,000,221**	$160,496
Less: Current Portion	**(22,500)**	-
Total Long-Term Debt	**$977,721**	$160,496

In connection with the Blackwell acquisition, Wiley entered into a new Credit Agreement with Bank of America and Royal Bank of Scotland as Co-Lead Arrangers in the aggregate amount of $1.35 billion. The financing is comprised of a six-year Term Loan (Term Loan) in the amount of $675 million and a $675 million five-year revolving credit facility (Revolver) which can be drawn in multiple currencies. The agreement provides financing to complete the acquisition, refinance the existing revolving debt of the Company, as well as meet future seasonal operating cash requirements. The Company has the option of borrowing at the following floating interest rates: (i) at the rate as announced from time to time by Bank of America as its prime rate or (ii) at a rate based on the London Bank Interbank Offered Rate (LIBOR) plus an applicable margin ranging from .37% to 1.05% for the Revolver and .45% to 1.25% for the Term Loan depending on the Company's consolidated leverage ratio, as defined. In addition, the Company will pay a facility fee ranging from .08% to .20% on the Revolver depending on the Company's consolidated leverage ratio, as defined. The Company has the option to request an increase of up to $250 million in the size of the revolving credit facility in minimum amounts of $50 million. The Term Loan matures on February 2, 2013 and the Revolver will terminate on February 2, 2012.

Simultaneous with the execution of the new Credit Agreement, the Company terminated all of its previous credit agreements and paid in full amounts outstanding under those agreements by utilizing funds from the new Credit facility. In connection with the early termination of the previous credit agreements, the Company wrote off approximately $0.5 million of unamortized debt origination fees in the fourth quarter of fiscal year 2007. Immediately following the acquisition, the Company had approximately $1.2 billion of debt outstanding with approximately $0.2 billion of unused borrowing capacity.

On February 16, 2007, the Company entered into an interest rate swap agreement, designated as a cash flow hedge as defined under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". The hedge will fix a portion of the variable interest due on **a portion of** the new Term Loan. Under the terms of the interest rate swap, the Company will pay a fixed rate of 5.076% and will receive a variable rate of interest based on three month LIBOR (as defined) from the counter party which will be reset every three months for a four-year period ending February 8, 2011. The notional amount of the rate swap is initially $660 million which will decline through February 8, 2011, based on the expected amortization of the Term Loan. It is management's intention that the notional amount of the interest rate swap be less than the Term Loan outstanding during the life of the derivative. Through the period ending

April 30, 2007 the Company recognized a gain on the hedge contract of approximately $0.4 million which is reflected in interest expense. At April 30, 2007, the aggregate fair value of the interest rate swap is a net loss of $2.5 million as reflected in Other Long Term Liabilities in the Consolidated Statements of Financial Position.

In the event of a change of control, as defined, the banks have the option to terminate the agreements and require repayment of any amounts outstanding.

The credit agreements contain certain restrictive covenants related to Leverage Ratio, Fixed Charge coverage ratio, property, equipment and technology expenditures, and restricted payments, including a limitation for dividends paid and share repurchases. Under the most restrictive covenant, approximately $111 million was available for such restricted payments as of April 30, 2007.

The Company and its subsidiaries have other short-term lines of credit aggregating $23 million at various interest rates. No borrowings under the credit lines were outstanding at April 30, 2007, 2006 and 2005.

The Company's total available lines of credit as of April 30, 2007 were approximately $1,375 million. The weighted average interest rates on long term debt outstanding during fiscal years 2007 and 2006 were 6.13% and 4.24%, respectively. As of April 30, 2007 and 2006, the weighted average interest rates for the long-term debt were 6.36% and 4.79% respectively. Based on estimates of interest rates currently available to the Company for loans with similar terms and maturities, the fair value of notes payable and long-term debt approximate the carrying value.

Total debt maturing in each of the next five years are: 2008 - $22.5 million; 2009 - $47.2 million; 2010 - $67.5 million; 2011 - $90.0 million and 2012 - $435.5 million.

Note 13 - Commitments and Contingencies

The following schedule shows the composition of rent expense for operating leases (in thousands):

	2007	2006	2005
Minimum Rental	**$31,142**	$27,180	$25,897
Less: Sublease Rentals	**(1,754)**	(1,563)	(1,248)
Total	**$29,388**	$25,617	$24,649

Future minimum payments under operating leases aggregated $295.8 million at April 30, 2007. Future annual minimum payments under these leases are approximately $38.8 million, $36.0 million, $35.3 million, $33.0 million, and $27.5 million for fiscal years 2008 through 2012, respectively. Future minimum rentals to be received under non-cancelable subleases aggregate $6.3 million at April 30, 2007. Rent expense associated with operating leases that include scheduled rent increases and tenant incentives, such as rent holidays, is recorded on a straight-line basis over the term of the lease.

The Company is involved in routine litigation in the ordinary course of its business. In the opinion of management, the ultimate resolution of all pending litigation will not have a material effect upon the financial condition or results of operations of the Company.

Note 14 - Retirement Plans

The Company and its principal subsidiaries have contributory and noncontributory retirement plans that cover substantially all employees. The plans generally provide for employee retirement between the ages of 60 and 65, and benefits based on length of service and compensation, as defined.

In fiscal year 2005, the U.S. retirement plan was amended to change the method used to compute retirement benefits. The new formula applies to current compensation (as defined) whereas the previous formula was based upon the highest average compensation for the three consecutive years ended December 31, 1997. Benefits accrued through December 31, 2004 under the "previous" plan were frozen as of that date, and are supplemented annually by additions calculated under the new formula.

Effective April 30, 2007, the Company adopted the recognition and disclosure provisions of Statement No. 158 which requires employers to recognize in their balance sheets the overfunded or underfunded status of defined benefit postretirement plans, measured as the difference between the fair value of plan assets and the projected benefit obligation. Employers must recognize the change in the funded status of the plan in the year in which the change occurs through accumulated other comprehensive income. Statement No. 158 also requires plan assets and obligations to be measured as of the employers' balance sheet date. The measurement provision of Statement No. 158 will not have an impact to the Company, as its current measurement date is April 30.

Prior to the adoption of the recognition provisions of Statement No. 158, the Company accounted for its defined benefit plans under Statement No. 87. Statement No. 87 required that a liability (additional minimum pension liability or "AML") be recorded when the accumulated benefit obligation ("ABO") liability exceeded the fair value of plan assets. Any adjustment was recorded as a non-cash charge to accumulated other comprehensive income in shareholders' equity. Under Statement No. 87, changes in the funded status were not immediately recognized, rather they were deferred and recognized ratably over future periods. Upon adoption of the recognition provisions of Statement No.158, the Company recognized the amounts of prior changes in the funded status of its defined benefit plans through accumulated other comprehensive income.

The amounts in accumulated other comprehensive income that are expected to be recognized as components of net periodic benefit cost during the next fiscal year are as follows (in thousands):

	Funded	Unfunded	Total
Actuarial Loss	$2,085	$452	$2,537
Prior Service Cost	469	160	629
Total	$2,554	$612	$3,166

The adoption of Statement No. 158 had no effect on the Company's consolidated statement of operations for the year ended April 30, 2007, or for any prior period presented and does not have a material impact to any of the Company's debt covenants under its various credit agreements. Net pension expense included below for international plans amounted to approximately $10.2 million, $7.1 million and $6.7 million for fiscal years 2007, 2006 and 2005, respectively.

The Company has agreements with certain officers and senior management that provide for the payment of supplemental retirement benefits during each of the 10 years after the termination of employment. Under certain circumstances, including a change of control as defined, the payment of such amounts could be accelerated on a present value basis.

The components of net pension expense for the defined benefit plans were as follows (in thousands):

	2007	2006	2005
Service Cost	**$13,210**	$10,998	$8,492
Interest Cost	**15,408**	11,590	10,791
Expected Return on Plan Assets	**(14,850)**	(10,988)	(9,146)
Net Amortization of Prior Service Cost and Transition Asset	**742**	625	564
Recognized Net Actuarial Loss	**2,200**	3,244	2,017
Net Pension Expense	**$16,710**	$15,469	$12,718

The weighted-average assumptions used to determine net pension expense for the years ended April 30 were as follows:

	2007	2006	2005
Discount Rate	**5.8%**	5.6%	6.1%
Rate of Compensation Increase	**4.1%**	3.8%	3.6%
Expected Return on Plan Assets	**8.2%**	8.4%	8.0%

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the retirement plans with accumulated benefit obligations in excess of plan assets were $267.3 million, $248.7 million, and $170.3 million, respectively, as of April 30, 2007, and $224.1 million, $204.2 million and $147.4 million, respectively, as of April 30, 2006.

The following table sets forth the changes in and the status of the plans' assets and benefit obligations. The unfunded plans relate primarily to a non-U.S. subsidiary, which is governed by local statutory requirements, and the domestic supplemental retirement plans for certain officers and senior management personnel.

Dollars in thousands	2007		2006	
CHANGE IN PLAN ASSETS	**Funded**	**Unfunded**	Funded	Unfunded
Fair Value of Plan Assets, Beginning of Year	**$ 154,149**	**$ -**	$ 133,329	$ -
Actual Return on Plan Assets	**16,727**	**-**	22,574	-
Acquisitions/Transfers	**89,639**	**-**	-	-
Employer Contributions	**6,484**	**1,854**	5,298	1,745
Employees' Contributions	**1,491**	**-**	901	-
Benefits Paid	**(5,781)**	**(1,854)**	(4,722)	(1,745)
Foreign Currency Rate Changes	**10,637**	**-**	(3,231)	-
Fair Value, End of Year	**$ 273,346**	**$ -**	$ 154,149	$ -
CHANGE IN PROJECTED BENEFIT OBLIGATION				
Benefit Obligation, Beginning of Year	**$ (190,565)**	**$ (41,974)**	$ (174,941)	$ (40,485)
Service Cost	**(11,077)**	**(2,133)**	(9,112)	(1,888)
Interest Cost	**(12,957)**	**(2,451)**	(9,522)	(2,068)
Employees' Contributions	**(1,491)**	**-**	(901)	-
Amendments and Other	**-**	**(1,634)**	-	(2,373)
Actuarial Gain (Loss)	**3,039**	**(2,639)**	(6,116)	2,170
Benefits Paid	**5,781**	**1,854**	4,722	1,745
Acquisitions/Transfers	**(114,284)**	**-**	-	-
Foreign Currency Rate Changes	**(14,903)**	**(2,064)**	5,305	925
Benefit Obligation, End of Year	**$ (336,457)**	**$ (51,041)**	$ (190,565)	$ (41,974)
Funded Status	**(63,111)**	**(51,041)**	(36,416)	(41,974)
Unrecognized Prior Service Cost (Benefit)	**-**	**-**	3,351	1,348
Unrecognized Net Actuarial Loss	**-**	**-**	40,541	3,888
Prepaid (Accrued) Pension Cost	**$ (63,111)**	**$ (51,041)**	$ 7,476	$ (36,738)
AMOUNTS RECOGNIZED IN THE STATEMENT OF FINANCIAL POSITION				
Before Addition of FAS 158:				
Deferred Pension Asset	**$ 959**	**$ -**	$ 1,333	$ -
Accrued Pension Liability	**(59,437)**	**(47,226)**	(22,316)	(39,826)
Other Asset	**2,420**	**2,613**	2,900	1,795
Accumulated Other Comprehensive Income	**32,601**	**1,784**	25,559	1,293
Net Amount Recognized	**$ (23,457)**	**$ (42,829)**	$ 7,476	$ (36,738)
After Adoption of FAS 158:				
Deferred Pension Asset	**$ 257**	**$ -**	$ -	$ -
Current Pension Liability	**-**	**(2,139)**	-	-
Noncurrent Pension Liability	**(63,369)**	**(48,902)**	-	-
Net Amount Recognized in Statement of Financial Position	**$ (63,112)**	**$ (51,041)**	$ -	$ -

Dollars in thousands	2007		2006	
	Funded	**Unfunded**	Funded	Unfunded
AMOUNTS RECOGNIZED IN ACCUMULATED OTHER COMPREHENSIVE INCOME CONSIST OF (before tax)				
Net Actuarial Loss	**$ (36,846)**	**$ (6,493)**	$ -	$ -
Prior Service Cost	**(2,808)**	**(1,719)**	-	-
Total Accumulated Other Comprehensive Income (Loss)	**$ (39,654)**	**$ (8,212)**	$ -	$ -
(Decrease)/Increase in Accumulated Other Comprehensive Income				
- Due to Adoption of FAS 158	**$ (7,053)**	**$ (6,428)**	$ -	$ -
- Due to Change in Minimum Pension Liability	**$ (7,042)**	**$ (491)**	$ 13,625	$ 400
WEIGHTED AVERAGE ASSUMPTIONS USED IN DETERMINING ASSETS AND LIABILITIES				
Discount Rate	**5.7%**	**5.6%**	5.8%	5.9%
Expected Return on Plan Assets	**7.6%**	**-**	8.3%	-
Rate of Compensation Increase	**4.7%**	**3.8%**	4.1%	4.0%
Accumulated Benefit Obligations	**$ (291,460)**	**$ (44,982)**	$ (174,622)	$ (34,430)

The net pension liability recorded for the acquisition of Blackwell was approximately $24.6 million.

Basis for determining discount rate:
The discount rates for the United States and Canadian pension plans were based on the derivation of a single-equivalent discount rate using a standard spot rate curve and the timing of plan liabilities as of April 30, 2007. The spot rate curve used is based upon a portfolio of Moody's-rated Aa3 (or higher) corporate bonds. The discount rates for the other international plans were based on similar published indices with durations comparable to that of each plan's liabilities.

Basis for determining the expected asset return:
The expected long-term rates of return were estimated using market benchmarks for equities, real estate, and bonds applied to each plan's target asset allocation. Expected returns are estimated by asset class and represent the sum of expected rates of return plus anticipated inflation. The expected long-term rates are then compared to actual historic investment performance of the plan assets as well as future expectations and evaluated through consultation with investment advisors and actuaries.

The table below represents the asset mix of the investment portfolio of the post-retirement benefit plan as of April 30:

	Percentage of Plan Assets	
Asset Category	**2007**	2006
Equities	**61%**	57%
Debt Securities and Cash	**33%**	35%
Real Estate	**4%**	6%
Other	**2%**	2%
Total	**100%**	100%

The investment guidelines for the defined benefit pension plans are established based upon an evaluation of market conditions and tolerance for risk. The investment objective is to ensure that funds are available to meet the plan's benefit obligations when they are due. The investment strategy is to prudently invest in plan assets in high quality diversified securities to achieve our long-term expectation. The plans' risk management practices provide guidance to the investment managers, including guidelines for asset concentration, credit rating and liquidity. Asset allocation favors a balanced portfolio, with a target allocation of approximately 55% equity securities, 40% fixed income securities and cash, and 5% real estate. Due to volatility in the market, the target allocation is not always desirable and asset allocations will fluctuate between acceptable ranges.

Expected employer contributions in fiscal year 2008 to the defined benefit pension plans will be approximately $34.4 million, including $33.2 million of minimum amounts required for the Company's international plans. The expected contributions for fiscal year 2008 includes approximately $23 million to be paid into the Blackwell pension plan in accordance with the terms of the acquisition agreement. In accordance with FAS 158, this amount is reflected in long-term pension liabilities. From time to time, the Company may elect to make voluntary contributions to its defined benefit plans to improve their funded status.

Expected benefit payments from all plans are expected to approximate $10.1 million in fiscal year 2008, $11.4 million in fiscal year 2009, $10.3 million in fiscal year 2010, $10.6 million in fiscal year 2011, $12.0 million in fiscal year 2012, and $81.2 million for fiscal years 2013 through 2017.

The Company provides contributory life insurance and health care benefits, subject to certain dollar limitations for substantially all of its retired U.S. employees. The cost of such benefits is expensed over the years the employee renders service and is not funded in advance. The accumulated post-retirement benefit obligation recognized in the Statement of Financial Position as of April 30, 2007 and 2006 was $2.1 million and $1.2 million, respectively. Annual expenses for these plans for all years were immaterial. The impact of adopting FAS 158 on the post-retirement benefit obligation at April 30, 2007 was approximately $0.6 million, after taxes.

The Company has defined contribution savings plans. The Company contribution is based on employee contributions and the level of Company match. The expense for these plans amounted to approximately $4.5 million, $4.1 million, and $2.7 million in 2007, 2006, and 2005, respectively.

Note 15 – Share-Based Compensation

All equity compensation plans have been approved by security holders. Under the Key Employee Stock Plan ("the Plan"), qualified employees are eligible to receive awards that may include stock options, performance-based stock awards, and restricted stock awards. Under the Plan, a maximum number of 8,000,000 shares of Company Class A stock may be issued. As of April 30, 2007 there were 5,620,998 securities remaining available for future issuance under the Plan. The Company issues treasury shares to fund stock options and performance-based and restricted stock awards.

Stock Option Activity:
Under the terms of the Company's stock option plan the exercise price of stock options granted under the plan may not be less than 100% of the fair market value of the stock at the date of grant. Options are exercisable, over a maximum period of 10 years from the date of grant, and generally vest 50% on the fourth and fifth anniversary date after the award is granted. Under certain circumstances relating to a change of control, as defined, the right to exercise options outstanding could be accelerated.

The following table provides the estimated weighted average fair value, under the Black-Scholes option-pricing model, for each option granted during the periods and the significant weighted average assumptions used in their determination. The expected life represents an estimate of the period of time stock options are outstanding based on the historical exercise behavior of the employees. The risk-free interest rate is based on the corresponding U.S. Treasury yield curve in effect at the time of the grant. Similarly, the volatility is estimated based on the expected volatility over the estimated life, while the dividend yield is based on expected dividend payments to be made by the Company.

	For the Twelve Months Ending April 30,		
	2007	2006	2005
Expected Life of Options (years)	**7.8**	8.0	8.1
Risk-Free Interest Rate	**5.2%**	3.9%	4.5%
Expected Volatility	**29.1%**	27.1%	26.2%
Expected Dividend Yield	**1.2%**	0.9%	0.9%
Per Share Fair Value of Options Granted	**$12.65**	$13.61	$11.00

A summary of the activity and status of the Company's stock option plans was as follows:

	2007				2006		2005	
Stock Options	**Options (in thousands)**	**Weighted Average Exercise Price**	**Weighted Average Remaining Contractual Term (in years)**	**Average Intrinsic Value (in millions)**	Options (in thousands)	Weighted Average Exercise Price	Options (in thousands)	Weighted Average Exercise Price
Outstanding at Beginning of Year	**6,084**	**$25.95**			5,563	$22.77	5,048	$20.12
Granted	**640**	**$33.05**			1,014	$38.55	993	$31.84
Exercised	**(462)**	**$16.30**			(449)	$14.70	(425)	$12.12
Expired or Forfeited	**(46)**	**$30.52**			(44)	$28.14	(53)	$25.29
Outstanding at End of Year	**6,216**	**$27.37**	**5.6**	**$63.8**	6,084	$25.95	5,563	$22.77
Exercisable at End of Year	**2,801**	**$21.20**	**3.4**	**$45.5**	2,460	$19.09	2,246	$16.80
Vested and Expected to Vest in the Future at April 30, 2007	**6,118**	**$27.34**	**5.6**	**$62.9**				

The intrinsic value is the difference between the Company's common stock price and the option exercise price. Total intrinsic value of options exercised during the twelve months ended April 30, 2007, 2006 and 2005 were $10.0 million, $11.2 million and $8.8 million, respectively. The Aggregate Intrinsic Value in the table above represents the value to option holders on all options outstanding as of April 30, 2007.

As of April 30, 2007, there was $19.2 million of unrecognized share-based compensation expense related to stock options, which is expected to be recognized over a period up to 5 years, or 2.6 years on a weighted average basis.

The following table summarizes information about stock options outstanding and exercisable at April 30, 2007:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number of Options (in thousands)	Weighted Average Remaining Term	Weighted Average Exercise Price	Number of Options (in thousands)	Weighted Average Exercise Price
$ 8.63 to $ 8.63	8	0.1 years	$ 8.63	8	$ 8.63
$13.75 to $14.59	675	1.1 years	$13.93	675	$13.93
$17.25 to $20.54	82	4.1 years	$19.44	82	$19.44
$20.56 to $23.40	759	3.4 years	$22.28	759	$22.28
$23.56 to $25.32	2,105	5.1 years	$24.83	1,276	$24.56
$31.89 to $38.78	2,587	8.0 years	$34.74	1	$35.70
Total	6,216	5.6 years	$27.37	2,801	$21.20

Performance-Based and Other Restricted Stock Activity:
Under the terms of the Company's long-term incentive plans, upon the achievement of certain three-year financial performance-based targets, awards are payable in restricted shares of the Company's Class A common stock. During each three-year period the Company adjusts compensation expense based upon its best estimate of expected performance. The restricted shares vest 50% on the first and second anniversary date after the award is earned.

The Company may also grant restricted shares of the Company's Class A Common Stock to key employees in connection with their employment. The restricted shares generally vest 50% at the end of the fourth and fifth years following the date of the grant.

Under certain circumstances relating to a change of control or termination, as defined, the restrictions would lapse and shares would vest earlier. Activity for restricted stock awards during the fiscal years ended April 30, 2007, 2006 and 2005 was as follows (shares in thousands):

	2007		2006	2005
	Restricted Shares	**Weighted Average Grant Date Value**	Restricted Shares	Restricted Shares
Nonvested Shares at Beginning of Year	**609**	**$30.47**	524	447
Granted	**372**	**$32.75**	213	197
Vested	**(161)**	**$25.12**	(124)	(120)
Forfeited	**(6)**	**$31.93**	(4)	-
Nonvested Shares at End of Year	**814**	**$32.56**	609	524

As of April 30, 2007, there was $11.8 million of unrecognized share-based compensation cost related to restricted stock awards, which is expected to be recognized over a period up to 5 years, or 2.8 years on a weighted average basis. Compensation expense for restricted stock awards is computed using the closing market price of the Company's Class A Common Stock at the date of grant. Total grant date value of shares vested during the fiscal years ended April 30, 2007, 2006 and 2005 was $4.1 million, $3.1 million and $2.8 million, respectively.

Director Stock Awards:
Under the terms of the Company's Director Stock Plan (the "Director Plan"), each non-employee director receives an annual award of Class A Common Stock equal in value to 100% of the annual director fee, based on the stock price on the date of grant. The granted shares may not be sold or transferred during the time the non-employee director remains a director. There were 6,642, 7,608 and 4,498 shares awarded under the Director Plan for the fiscal years ending April 30, 2007, 2006 and 2005, respectively.

Note 16 - Capital Stock and Changes in Capital Accounts

Each share of the Company's Class B Common Stock is convertible into one share of Class A Common Stock. The holders of Class A stock are entitled to elect 30% of the entire Board of Directors and the holders of Class B stock are entitled to elect the remainder. On all other matters, each share of Class A stock is entitled to one tenth of one vote and each share of Class B stock is entitled to one vote.

Under the Company's current stock repurchase program, up to four million shares of its Class A Common Stock may be purchased from time to time in the open market and through privately negotiated transactions. During fiscal year 2007, the Company repurchased 205,700 shares at an average price of $35.38 per share. As of April 30, 2007, the Company has authorization from its Board of Directors to purchase up to approximately 1,905,030 additional shares.

Note 17 - Segment Information

The Company is a global publisher of print and electronic products, providing content and services to customers worldwide. Core businesses include professional and consumer books and subscription services; scientific, technical and medical journals, encyclopedias, books, and online products and services; and educational materials for advanced placement, undergraduate, and graduate students, teachers and lifelong learners. The Company has publishing, marketing, and distribution centers in the United States, Canada, Europe, Asia, and Australia. The Company's reportable segments are based on the management reporting structure, which is also used to evaluate performance. Other segments include the Company's businesses in Asia, Australia and Canada. Segment information is as follows (in millions):

2007

	U.S. Segments								
	P/T	STM	Higher Education	Total U.S.	European Segment	(a) Blackwell Segment	Other Segments	Eliminations & Corporate Items	Total
Revenue									
External Customers	$358.5	$212.7	$134.9	$706.1	$292.3	$105.8	$130.7	$ -	$1,234.9
Inter-Segment Sales	41.0	9.3	27.6	77.9	23.8	-	2.2	(103.9)	-
Total Revenue	$399.5	$222.0	$162.5	$784.0	$316.1	$105.8	$132.9	$(103.9)	$1234.9
Direct Contribution to Profit	$107.6	$101.0	$41.2	$249.8	$104.8	$29.7	$27.2	$ -	$411.5
Shared Services and Admin. Costs (b)									(250.2)
Operating Income									161.3
Interest Expense and Other, Net									(21.8)
Income Before Taxes									$139.5
Total Assets	$442.7	$77.7	$95.1	$615.5	$207.3	$1,485.0	$70.4	$152.9	$2,531.1
Expenditures for Other Long-Lived Assets	$38.2	$14.2	$11.3	$63.7	$22.0	$948.5	$5.6	$34.1	$1,073.9
Depreciation and Amortization	$21.6	$6.0	$13.6	$41.2	$18.2	$6.8	$4.8	$17.3	$88.3

2006

	U.S. Segments				European Segment	Blackwell Segment	Other Segments	Eliminations & Corporate Items	Total
	P/T	STM	Higher Education	Total U.S.					
Revenue									
External Customers	$336.2	$195.8	$126.5	$658.5	$263.5	$ -	$122.2	$ -	$1,044.2
Inter-Segment Sales	44.0	10.2	29.7	83.9	29.0	-	1.8	(114.7)	-
Total Revenue	$380.2	$206.0	$156.2	$742.4	$292.5	$ -	$124.0	$ (114.7)	$1,044.2
Direct Contribution to Profit	$107.0	$96.0	$40.1	$243.1	$93.4	$ -	$26.7	$ -	$363.2
Shared Services and Admin. Costs (b)									(210.5)
Operating Income									152.7
Interest Expense and Other, Net									(8.9)
Income Before Taxes									$143.8
Total Assets	$421.4	$77.3	$95.4	$594.1	$259.5	$ -	$63.7	$108.7	$1,026.0
Expenditures for Long-Lived Assets	$35.8	$14.0	$10.0	$59.8	$17.7	$ -	$6.1	$40.0	$123.6
Depreciation and Amortization	$19.2	$5.3	$15.1	$39.6	$16.5	$ -	$3.9	$22.0	$82.0

2005

	U.S. Segments				European Segment	Blackwell Segment	Other Segments	Eliminations & Corporate Items	Total
	P/T	STM	Higher Education	Total U.S.					
Revenue									
External Customers	$313.6	$182.4	$124.1	$620.1	$247.0	$ -	$106.9	$ -	$974.0
Inter-Segment Sales	36.7	8.1	26.8	71.6	21.9	-	1.7	(95.2)	-
Total Revenue	$350.3	$190.5	$150.9	$691.7	$268.9	$ -	$108.6	$ (95.2)	$974.0
Direct Contribution to Profit	$102.3	$88.9	$38.2	$229.4	$86.2	$ -	$24.9	$ -	$340.5
Shared Services and Admin. Costs (b)									(199.1)
Operating Income									141.4
Interest Expense and Other, Net									(5.7)
Income Before Taxes									$135.7
Total Assets	$395.4	$62.2	$101.6	$559.2	$269.8	$ -	$46.4	$157.2	$1,032.6
Expenditures for Other Long-Lived Assets	$33.3	$12.1	$13.3	$58.7	$29.4	$ -	$5.0	$20.7	$113.8
Depreciation and Amortization	$16.8	$5.1	$16.1	$38.0	$13.9	$ -	$3.7	$22.8	$78.4

(a) In fiscal year 2007, the Company added a new segment "Blackwell" which includes the results of the Blackwell business acquired on February 2, 2007 (See Note 4).

(b) Shared Services and Administrative Costs (in thousands):

	2007	2006	2005
Distribution	**$53,492**	$50,260	$47,631
Information Technology	**71,935**	62,732	55,074
Finance	**45,761**	32,594	34,390
Other Administration	**79,063**	64,942	62,064
Total	**$250,251**	$210,528	$199,159

Intersegment sales are generally made at a fixed discount from list price. Corporate assets primarily consist of cash and marketable securities, deferred tax benefits, and certain property and equipment. Export sales from the United States to unaffiliated customers amounted to approximately $88.0 million, $79.6 million, and $67.7 million in fiscal years 2007, 2006, and 2005, respectively. The pretax income for consolidated operations outside the United States was approximately $58.2 million, $51.4 million, and $45.5 million in 2007, 2006, and 2005, respectively.

Worldwide revenue for the Company's core businesses was as follows (in thousands):

	2007	2006	2005
Professional/Trade	**$483,845**	$444,211	$411,432
Scientific, Technical, and Medical	**535,946**	396,783	372,122
Higher Education	**215,145**	203,191	190,494
Total	**$1,234,936**	$1,044,185	$974,048

Revenue from external customers based on the location of the customer and long-lived assets by geographic area was as follows (in thousands):

	Revenue			Long-Lived Assets		
	2007	2006	2005	**2007**	2006	2005
United States	**$711,960**	$615,222	$576,521	**$491,488**	$472,505	$450,159
United Kingdom	**94,556**	72,543	73,428	**1,456,956**	69,978	81,041
Germany	**66,333**	61,776	69,964	**142,477**	137,921	143,349
Australia	**51,068**	44,660	38,025	**10,055**	8,836	9,640
Canada	**51,280**	46,612	37,994	**4,522**	4,935	3,543
Other Countries	**259,739**	203,372	178,116	**3,612**	1,717	1,634
Total	**$1,234,936**	$1,044,185	$974,048	**$2,109,110**	$695,892	$689,366

Schedule II

JOHN WILEY & SONS, INC., AND SUBSIDIARIES
VALUATION AND QUALIFYING ACCOUNTS
FOR THE YEARS ENDED APRIL 30, 2007, 2006, AND 2005

(Dollars in thousands)

Description	Balance at Beginning of Period	Additions/(Deductions) Charged to Cost & Expenses	Additions/(Deductions) From Acquisitions	Deductions From Reserves	Balance at End of Period
Year Ended April 30, 2007					
Allowance for Sales Returns [1]	**$55,805**	**$102,293**	**$2,069**	**$104,019**	**$56,148**
Allowance for Doubtful Accounts	**$6,615**	**$6,421**	**$1,577**	**$3,407** [2]	**$11,206**
Allowance for Inventory Obsolescence	**$30,716**	**$20,555**	**$5,843**	**$24,870**	**$32,244**
Year Ended April 30, 2006					
Allowance for Sales Returns [1]	$56,661	$106,779	$1,750	$109,385	$55,805
Allowance for Doubtful Accounts	$7,280	$1,698	$241	$2,604 [2]	$6,615
Allowance for Inventory Obsolescence	$24,169	$21,739	$1,700	$16,892	$30,716
Year Ended April 30, 2005					
Allowance for Sales Returns [1]	$63,752	$101,030	$ -	$108,121	$56,661
Allowance for Doubtful Accounts	$11,378	$1,861	$ -	$5,959 [2]	$7,280
Allowance for Inventory Obsolescence	$25,915	$20,342	$341	$22,429	$24,169

(1) Allowance for sales returns represents anticipated returns net of inventory and royalty costs. The provision is reported as a reduction of gross sales to arrive at revenue and the reserve balance is reported as a deduction of accounts receivable.

(2) Accounts written off, less recoveries.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None

Item 9A. Controls and Procedures

Disclosure Controls and Procedures: As of the end of the period covered by this report, an evaluation was performed under the supervision and with the participation of the Company's management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures as such term is defined in Rule 13a-15(e) of the Exchange Act. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective in alerting them on a timely basis to information required to be included in our submissions and filings with the SEC.

Management's Report on Internal Control over Financial Reporting: Our Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based upon the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, our management concluded that our internal control over financial reporting is effective as of April 30, 2007.

We acquired Blackwell on February 2, 2007 and we excluded from our assessment of the effectiveness of our internal control over financial reporting as of April 30, 2007, Blackwell's internal control over financial reporting associated with total assets of $1,485.0 million and total revenue of $105.8 million included in our consolidated financial statements as of and for the fiscal year ended April 30, 2007.

KPMG LLP, an independent registered public accounting firm, has audited the consolidated financial statements included in this Annual Report on Form 10-K and, as part of their audit, has issued their report, included herein, (1) on our management's assessment of the effectiveness of our internal controls over financial reporting and (2) on the effectiveness of our internal control over financial reporting.

Changes in Internal Control over Financial Reporting: There were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting during our fourth fiscal quarter of 2007.

Item 9B. Other Information

Information on the Audit Committee Charter is contained in our Proxy Statement for our 2007 Annual Meeting of Shareholders under the caption "Certain Information Concerning the Board" and is incorporated herein by reference.

Information with respect to the Company's corporate governance principles is contained in our Proxy Statement for our 2007 Annual Meeting of Shareholders under the caption "Corporate Governance Principles" and is incorporated herein by reference.

PART III

Item 10. Directors and Executive Officers of the Registrant

The name, age and background of each of our directors nominated for election are contained under the caption "Election of Directors" in our Proxy Statement for our 2007 Annual Meeting of Shareholders and are incorporated herein by reference.

Information on the beneficial ownership reporting for our directors and executive officers is contained under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" in our Proxy Statement for our 2007 Annual Meeting of Shareholders and is incorporated herein by reference.

Information on our audit committee financial experts is contained in our Proxy Statement for our 2007 Annual Meeting of Shareholders under the caption "Report of the Audit Committee" and is incorporated herein by reference.

Executive Officers

Set forth below as of April 30, 2007 are the names and ages of all executive officers of the Company, the period during which they have been officers, and the offices presently held by each of them.

Name and Age	Officer Since	Present Office
Peter Booth Wiley 64	2002	Chairman of the Board since September 2002 and a Director since 1984.
William J. Pesce 56	1989	President and Chief Executive Officer and a Director since May 1998.
Ellis E. Cousens 55	2001	Executive Vice President and Chief Financial and Operations Officer since March 2001.
Stephen A. Kippur 60	1986	Executive Vice President; and President, Professional and Trade Publishing, since July 1998.
William Arlington 58	1990	Senior Vice President, Human Resources, since June 1996.
Timothy B. King 67	1996	Senior Vice President, Planning and Development, since 1996.
Bonnie E. Lieberman 59	1990	Senior Vice President, Higher Education, since 1996.
Gary M. Rinck 55	2004	Senior Vice President, General Counsel, since March 2004 (previously Group General Counsel of Pearson PLC, from 2000, Managing Partner

		of the London office of Morrison & Foerster from 1995).
Stephen M. Smith 52	1995	Chief Operating Officer, Wiley Europe, since May 2006 (previously Senior Vice President, International Development and Director of Professional and Trade Publishing, since 1995).
Eric A. Swanson 59	1989	Senior Vice President, Wiley-Blackwell since January 2007 (previously Senior Vice President, Scientific Technical and Medical, since 1996).
Deborah E. Wiley 61	1982	Senior Vice President, Corporate Communications, since June 1996.
Vinnie Marzano 44	2007	Vice President, Treasurer, since September 2006 (previously Vice President, Treasurer of Scholastic Corporation from 2000).
Edward J. Melando 51	2002	Vice President, Corporate Controller and Chief Accounting Officer, since April 2002.
Josephine Bacchi 60	1992	Vice President and Corporate Secretary, since January 2007 (previously Corporate Secretary since 1992).

Each of the other officers listed above will serve until the next organizational meeting of the Board of Directors of the Company and until each of the respective successors is duly elected and qualified. Deborah E. Wiley is the sister of Peter Booth Wiley. There is no other family relationship among any of the aforementioned individuals.

Item 11. Executive Compensation

Information on compensation of our directors and executive officers is contained in our Proxy Statement for our 2007 Annual Meeting of Shareholders under the captions "Directors' Compensation" and "Executive Compensation," respectively, and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information required by this item is contained in the Company's Proxy Statement for our 2007 Annual Meeting of Shareholders under the caption "Beneficial Ownership of Directors and Management" and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions

None.

Item 14. Principal Accountant Fees and Services

Information required by this item is contained in the Company's Proxy Statement for our 2007 Annual Meeting of Shareholders under the caption "Report of the Audit Committee" and is incorporated herein by reference.

PART IV

Item 15. Exhibits, Financial Statement Schedules and Reports on Form 8-K

(a) Financial Statements and Schedules

Financial Statements and Schedules are listed in the attached index on page 10 and are filed as part of this Report.

(b) Reports on Form 8-K

Announcement of completion of the acquisition of Blackwell Publishing (Holdings) Limited and the related new credit agreement with Bank of America issued on Form 8-K dated as of February 8, 2007.

Earnings release on the third quarter fiscal 2007 results issued on Form 8-K dated March 8, 2007, which included certain condensed financial statements of the Company.

Earnings release on the fiscal year 2007 results issued on Form 8-K dated June 21, 2007, which included certain condensed financial statements of the Company.

(c) Exhibits

2.1 Agreement and Plan of Merger dated as of August 12, 2001, among the Company, HMI Acquisition Corp. and Hungry Minds, Inc. (incorporated by reference to the Company's Report on Form 8-K dated as of August 12, 2001).

2.2 Scheme of Arrangement dated as of November 21, 2006, among the Company, Wiley Europe Investment Holdings Limited and Blackwell Publishing (Holdings) Limited (incorporated by reference to the Company's Report on Form 8-K dated as of November 21, 2006).

3.1 Restated Certificate of Incorporation (incorporated by reference to the Company's Report on Form 10-K for the year ended April 30, 1992).

3.2 Certificate of Amendment of the Certificate of Incorporation dated October 13, 1995 (incorporated by reference to the Company's Report on Form 10-K for the year ended April 30, 1997).

3.3 Certificate of Amendment of the Certificate of Incorporation dated as of September 1998 (incorporated by reference to the Company's Report on Form 10-Q for the quarterly period ended October 31, 1998).

3.4 Certificate of Amendment of the Certificate of Incorporation dated as of September 1999 (incorporated by reference to the Company's Report on Form 10-Q for the quarterly period ended October 31, 1999).

3.5 By-Laws as Amended and Restated dated as of September 1998 (incorporated by reference to the Company's Report on Form 10-Q for the quarterly period ended October 31, 1998).

10.1 $300,000,000 Credit Agreement dated November 9, 2005. Form 10Q for the quarterly period ended October 31, 2005 (incorporated by reference to the Company's Report on Form 10-Q for the quarterly period ended October 31, 2005).

10.2 Credit Agreement dated as of February 2, 2007, among the Company and Bank of America, N.A., as Administrative Agent and Swing Line Lender and the Other Lenders Party Hereto (incorporated by reference to the Company's Report on Form 8-K dated as of February 8, 2007).

10.3 Agreement of the Lease dated as of June 7, 2006 between One Wiley Drive, LLC, an independent third party, as landlord and John Wiley and Sons, Inc., as Tenant (incorporated by reference to the Company's Report on Form 10-K for the year ended April 30, 2006).

10.4 Agreement of Lease dated as of August 4, 2000, between, Block A South Waterfront Development L.L.C., as Landlord, and the Company, as Tenant (incorporated by reference to the Company's Report on Form 10-Q for the quarterly period ended July 31, 2000).

10.5 Summary of Lease Agreement dated as of March 4, 2005, between, Investa Properties Limited L.L.C. as Landlord, and the Company, as Tenant (incorporated by reference to the Company's Report on Form 10-K for the year ended April 30, 2005).

10.6 Director Stock Plan (incorporated by reference to the Company's Definitive Proxy Statement date August, 2004).

10.7 Executive Annual Incentive Plan (incorporated by reference to the Company's Definitive Proxy Statement dated August 5, 2004).

10.8 2004 Key Employee Stock Plan (incorporated by reference to the Company's Definitive Proxy Statement dated August 5, 2004).

10.9 Senior executive employment Agreement to Arbitrate dated as of April 29, 2003 (incorporated by reference to the Company's Report on Form 10-K for the year ended April 30, 2003).

10.10 Senior executive Non-competition and Non-disclosure Agreement dated as of April 29, 2003 (incorporated by reference to the Company's Report on Form 10-K for the year ended April 30, 2003).

10.11 1990 Director Stock Plan as Amended and Restated as of June 22, 2001 (incorporated by reference to the Company's Definitive Proxy Statement dated August 8, 2001).

10.12 1989 Supplemental Executive Retirement Plan (incorporated by reference to the Company's Report on Form 10-K for the year ended April 30, 1989).

10.13 Form of the Fiscal Year 2008 Qualified Executive Long Term Incentive Plan (incorporated by reference to the Company's Report on Form 10-K for the year ended April 30, 2007).

10.14 Form of the Fiscal Year 2008 Qualified Executive Annual Incentive Plan (incorporated by reference to the Company's Report on Form 10-K for the year ended April 30, 2007).

10.15 Form of the Fiscal Year 2008 Executive Annual Strategic Milestones Incentive Plan (incorporated by reference to the Company's Report on Form 10-K for the year ended April 30, 2007).

10.16 Form of the Fiscal Year 2007 Qualified Executive Long Term Incentive Plan (incorporated by reference to the Company's Report on Form 10-K for the year ended April 30, 2006).

10.17 Form of the Fiscal Year 2007 Qualified Executive Annual Incentive Plan (incorporated by reference to the Company's Report on Form 10-K for the year ended April 30, 2006).

10.18 Form of the Fiscal Year 2007 Executive Annual Strategic Milestones Incentive Plan (incorporated by reference to the Company's Report on Form 10-K for the year ended April 30, 2006).

10.19 Form of the Fiscal Year 2006 Qualified Executive Long Term Incentive Plan (incorporated by reference to the Company's first quarter fiscal year 2006 report on Form 10-Q).

10.20 Form of the Fiscal Year 2006 Qualified Executive Annual Incentive Plan (incorporated by reference to the Company's first quarter fiscal year 2006 report on Form 10-Q).

10.21 Form of the Fiscal Year 2006 Executive Annual Strategic Milestones Incentive Plan (incorporated by reference to the Company's first quarter fiscal year 2006 report on Form 10-Q).

10.22 Senior executive Employment Agreement dated as of March 1, 2003, between William J. Pesce and the Company (incorporated by reference to the Company's Report on Form 10-K for the year ended April 30, 2003).

10.23 Senior executive Employment Agreement dated as of March 1, 2003, between Stephen A. Kippur and the Company (incorporated by reference to the Company's Report on Form 10-K for the year ended April 30, 2003).

10.24 Senior executive Employment Agreement dated as of March 1, 2003, between Ellis E. Cousens and the Company (incorporated by reference to the Company's Report on Form 10-K for the year ended April 30, 2003).

10.25 Senior executive Employment Agreement letter dated as of March 1, 2003, between Timothy B. King and the Company (incorporated by reference to the Company's Report on Form 10-K for the year ended April 30, 2003).

10.27 Senior executive Employment Agreement letter dated as of March 15, 2004, between Gary M. Rinck and the Company (incorporated by reference to the Company's Report on Form 10-K for the year ended April 30, 2004).

10.28 Deferred Compensation Plan for Directors' 2005 & After Compensation (incorporated by reference to the report on Form 8-K, filed December 21, 2005).

21* List of Subsidiaries of the Company

23* Consent of KPMG LLP.

31.1* Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2* Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1 Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2* Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

---

* Filed herewith

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JOHN WILEY & SONS, INC.
(Company)

By: /s/ William J. Pesce
William J. Pesce
President and Chief Executive Officer

By: /s/ Ellis E. Cousens
Ellis E. Cousens
Executive Vice President and
Chief Financial and Operations Officer

By: /s/ Edward J. Melando
Edward J. Melando
Vice President, Controller and
Chief Accounting Officer

Dated: June 28, 2007

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons constituting directors of the Company on June 28, 2007.

/s/ Warren J. Baker	/s/ Eduardo R. Menascé
Warren J. Baker	Eduardo R. Menascé
/s/ Richard M. Hochhauser	/s/ William J. Pesce
Richard M. Hochhauser	William J. Pesce
/s/ Kim Jones	/s/ William B. Plummer
Kim Jones	William B. Plummer
/s/ Mathew S. Kissner	/s/ Bradford Wiley II
Mathew S. Kissner	Bradford Wiley II
/s/ Raymond McDaniel, Jr.	/s/ Peter Booth Wiley
Raymond McDaniel, Jr.	Peter Booth Wiley

SUBSIDIARIES OF JOHN WILEY & SONS, INC.[1]

	Jurisdiction In Which Incorporated
John Wiley & Sons International Rights, Inc.	Delaware
JWS HQ, LLC	New Jersey
JWS DCM, LLC	New Jersey
Wiley-Liss, Inc.	Delaware
Wiley Publishing Services, Inc.	Delaware
Wiley Periodicals, Inc.	Delaware
Wiley Subscription Services, Inc.	Delaware
Blackwell Publishing, Inc.	Delaware
Iowa State University Press	Missouri
John Wiley & Sons (Asia) Pte. Ltd.	Singapore
John Wiley & Sons Australia, Ltd.	Australia
John Wiley & Sons Canada Limited	Canada
John Wiley & Sons (HK) Limited	Hong Kong
Wiley HMI Holdings, Inc.	Delaware
Wiley Europe Investment Holdings, Ltd.	United Kingdom
Wiley U.K. (Unlimited Co.)	United Kingdom
Wiley Europe Ltd.	United Kingdom
John Wiley & Sons, Ltd.	United Kingdom
Wiley Heyden Ltd.	United Kingdom
Wiley Distribution Services Ltd.	United Kingdom
Blackwell Publishing (Holdings) Ltd.	United Kingdom
Blackwell Publishing Ltd.	United Kingdom
Blackwell Publishing Singapore	Singapore
Blackwell Science Ltd.	United Kingdom
Blackwell Science (Overseas Holdings)	United Kingdom
Munksgaard Als	Denmark
Blackwell – Verlag GmbH	Germany
Blackwell Pub. Asia Put. Ltd.	Australia
Blackwell Science KK	Japan
Blackwell Science (HK) Ltd.	China
HMI Investment , Inc.	Delaware
Wiley Publishing Inc.	Delaware
Wiley India Private Ltd.	India
Wiley Publishing Australia Pty Ltd.	Australia
John Wiley & Sons GmbH	Germany
Wiley-VCH Verlag GmbH & Co. KGaA	Germany
GIT Verlag GmbH & Co. KG	Germany

[1] The names of other subsidiaries that would not constitute a significant subsidiary in the aggregate have been omitted.

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
John Wiley & Sons, Inc.:

We consent to the incorporation by reference in the Registration Statement Nos. 333-123359, 333-93591, 33-60268 and 33-62605 of John Wiley & Sons, Inc. (the "Company") of our reports dated June 28, 2007, with respect to the consolidated statements of financial position of John Wiley & Sons, Inc. as of April 30, 2007 and 2006, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows, for each of the years in the three-year period ended April 30, 2007, and the related financial statement schedule, management's assessment of the effectiveness of internal control over financial reporting as of April 30, 2007 and the effectiveness of internal control over financial reporting as of April 30, 2007, which reports appear in the April 30, 2007 annual report on Form 10-K of John Wiley & Sons, Inc. Our report on the consolidated financial statements refers to the Company's adoption of Statement of Financial Accounting Standards No. 123R, "Share-Based Payment," as of May 1, 2006 and SFAS No. 158 "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)" on April 30, 2007.

/s/ KPMG LLP
New York, New York

June 28, 2007

Exhibit 31.1

CERTIFICATIONS PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, William J. Pesce, President and Chief Executive Officer of John Wiley & Sons, Inc. (the "Company"), hereby certify that:

1. I have reviewed this annual report on Form 10-K of the Company;

2. Based on my knowledge, this annual report does not contain any untrue statements of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;

4. The Company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Company and have:
   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c. Evaluated the effectiveness of the Company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report, based on such evaluation; and
   d. Disclosed in this report any change in the Company's internal control over financial reporting that occurred during the Company's most recent fiscal quarter (the Company's fourth quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting; and

5. The Company's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company's auditors and the audit committee of the Company's board of directors (or persons performing the equivalent function):
   a. all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information; and
   b. any fraud, whether or not material, that involves management or other emp oyees who have a significant role in the Company's internal control over financial reporting.

By: /s/ William J. Pesce
William J. Pesce
President and Chief Executive Officer
Dated: June 28, 2007

Exhibit 31.2

CERTIFICATIONS PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Ellis E. Cousens, Executive Vice President and Chief Financial and Operations Officer of John Wiley & Sons, Inc. (the "Company"), hereby certify that:

1. I have reviewed this annual report on Form 10-K of the Company;

2. Based on my knowledge, this annual report does not contain any untrue statements of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;

4. The Company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Company and have:
    a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
    b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
    c. Evaluated the effectiveness of the Company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report, based on such evaluation; and
    d. Disclosed in this report any change in the Company's internal control over financial reporting that occurred during the Company's most recent fiscal quarter (the Company's fourth quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting; and

5. The Company's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company's auditors and the audit committee of the Company's board of directors (or persons performing the equivalent function):
    a. all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information; and
    b. any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting.

By: /s/ Ellis E. Cousens
Ellis E. Cousens
Executive Vice President and
Chief Financial and Operations Officer
Dated: June 28, 2007

Exhibit 32.1

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of John Wiley & Sons, Inc. (the "Company") on Form 10-K for the year ended April 30, 2007 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, William J. Pesce, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

(1) the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ William J. Pesce
William J. Pesce
President and Chief Executive Officer

Dated: June 28, 2007

Exhibit 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of John Wiley & Sons, Inc. (the "Company") on Form 10-K for the year ended April 30, 2007 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Ellis E. Cousens, Executive Vice President and Chief Financial and Operations Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

(1) the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Ellis E. Cousens
Ellis E. Cousens
Executive Vice President and
Chief Financial & Operations Officer

Dated: June 28, 2007

WILEY LEADERSHIP TEAM

LEFT TO RIGHT

William J. Pesce
William J. Arlington
Ellis E. Cousens
Warren C. Fristensky
Dr. John Jarvis









LEFT TO RIGHT

Timothy B. King
Stephen A. Kippur
Clifford Kline
Bonnie Lieberman
René Olivieri







LEFT TO RIGHT

Gary M. Rinck
Stephen Smith
Eric A. Swanson
Deborah E. Wiley






BOARD OF DIRECTORS

Peter Booth Wiley
Chairman of the Board

Warren J. Baker[3]
President
California Polytechnic State
University at San Luis Obispo

Richard M. Hochhauser[3]
President
and Chief Executive Officer,
Harte-Hanks, Inc.

Kim Jones[3,4]
Vice President of Global Education,
Government and Health Sciences
Sun Microsystems, Inc.

Matthew S. Kissner[1,2,3]
President and Chief Executive
Officer
The Kissner Group

Raymond W. McDaniel, Jr.[2,4]
Chairman and Chief Executive
Officer
Moody's Corporation

Eduardo Menascé[4]
Retired President,
Enterprise Solutions Group
Verizon Communications, Inc.

William J. Pesce[1]
President and Chief Executive
Officer

William B. Plummer[1,2]
Executive President and
Chief Financial Officer
Dow Jones & Company, Inc.

Bradford Wiley II[4]

1 Executive Committee
2 Audit Committee
3 Compensation Committee
4 Governance Committee

WILEY LEADERSHIP TEAM

William J. Pesce
President and Chief Executive
Officer

William J. Arlington
Senior Vice President
Human Resources

Ellis E. Cousens
Executive Vice President
Chief Financial and Operations
Officer

Warren C. Fristensky
Senior Vice President
Information Technology
Chief Information Officer

Dr. John Jarvis*
Senior Advisor

Timothy B. King
Senior Vice President
Planning and Development

Stephen A. Kippur
Executive Vice President and
President
Professional/Trade

Clifford Kline
Senior Vice President
Customer and Product Support
Operations

Bonnie Lieberman
Senior Vice President
and General Manager
Higher Education

René Olivieri
Chief Operating Officer
Wiley-Blackwell

Gary M. Rinck
Senior Vice President
and General Counsel

Stephen Smith
Senior Vice President
Wiley-Europe, Asia and Australia

Eric A. Swanson
Senior Vice President
Wiley-Blackwell

Deborah E. Wiley
Senior Vice President
Corporate Communications

CORPORATE AND BUSINESS OFFICERS

Mark Allin
Managing Director
John Wiley & Sons, Asia

Josephine Bacchi-Mourtziou
Vice President and Corporate
Secretary

Peter C. Donoughue
Managing Director
John Wiley & Sons Australia, Ltd.

Vincent Marzano
Vice President and Treasurer

Edward J. Melando
Vice President
Corporate Controller
Chief Accounting Officer

Steven Miron**
Vice President
John Wiley & Sons, Asia
General Manager,
Global STM Books

Bill Zerter
Chief Operating Officer
John Wiley & Sons Canada, Ltd.

* retired as Senior Vice President, Wiley Europe in June 2007

** currently Vice President & Managing Director, Physical Science, Wiley-Blackwell, as of FY08

CORPORATE INFORMATION

Transfer Agent
Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016
Telephone: 800.368.5948
Email: info@rtco.com
Web site: www.rtco.com

Independent Public Accountants
KPMG LLP
345 Park Avenue
New York, NY 10154

Annual Meeting
To be held on Thursday, September 20, 2007, at 9:30 A.M. local time, at Company Headquarters, 111 River Street, Hoboken, NJ 07030-5774

Form 10K
Available from J. Bacchi-Mourtziou
Vice President and Corporate Secretary
John Wiley & Sons, Inc.
111 River Street
Hoboken, NJ 07030-5774
Email: invest@wiley.com

Dividends
On June 21, 2007, the Board of Directors approved a quarterly dividend of $0.11 per share on both Class A Common and Class B Common shares, payable on July 16, 2007, to shareholders of record as of July 5, 2007.

Employment
John Wiley & Sons, Inc., is an equal opportunity employer.

To contact the Non-Management Directors:
Non-Management Directors
c/o Corporate Secretary
John Wiley & Sons, Inc.
111 River Street
Mail Stop 7-02
Hoboken, NJ 07030-5774
Email: non-managementdirectors@wiley.com

CORPORATE HEADQUARTERS & MAIN OFFICES

United States
John Wiley & Sons, Inc.
111 River Street
Hoboken, NJ 07030-5774
Telephone: 201.748.6000
Facsimile: 201.748.6088
Email: info@wiley.com
Web site: www.wiley.com

Blackwell Publishing Inc.
Commerce Place
350 Main Street
Malden, MA 02148
Telephone: 781.388.8200
Facsimile: 781.388.8210

Blackwell Publishing Professional
2121 State Avenue
Ames, IA 50014-8300
Telephone: 515.292.0140
Facsimile: 515.292.3348

U.S. Distribution Center
John Wiley & Sons, Inc.
1 Wiley Drive
Somerset, NJ 08875-1272
Telephone: 800.225.5945
Facsimile: 732.302.2300
Email: custserv@wiley.com

U.S. Customer Care Operations
Trade & Wholesale
John Wiley & Sons, Inc.
1 Wiley Drive
Somerset, NJ 08875
Telephone: 800.225.5945 (Prompt 1)

Consumer
John Wiley & Sons, Inc.
10475 Crosspoint Blvd.
Indianapolis, IN 46256
Telephone: 800.434.3422

Consumer Technical Support
Telephone: 317.572.3994 (Prompt 2)

Canada
John Wiley & Sons Canada, Ltd.
5353 Dundas Street West
Suite 400
Toronto, Ontario M9B 6H8
Canada
Telephone: 416.236.4433
Facsimile: 416.236.4447
Email: canada@wiley.com

Europe
Wiley Europe, Ltd.
The Atrium
Southern Gate, Chichester
West Sussex PO19 8SQ
England
Telephone: 44.1243.779777
Facsimile: 44.1243.775878
Email: customer@wiley.co.uk

Blackwell Publishing Ltd.
9600 Garsington Road
Oxford, OX4 2DQ
England
Telephone: 44.1865.776868
Facsimile: 44.1865.714591

Wiley-VCH
Boschstrasse 12
D-69469 Weinheim
Germany
Telephone: 49.6201.6060
Facsimile: 49.6201.606328
Email: info@wiley-vch.de

Blackwell Munksgaard
1 Rosenørns Allé
DK-1970 Frederiksberg C
Denmark
Telephone: 45.7733.3333
Facsimile: 45.7733.3377

Blackwell Verlag
Kurfürstendamm 58
D-10707 Berlin
Germany
Telephone: 49.3032.79060
Facsimile: 49.3032.790610

Australia
John Wiley & Sons Australia, Ltd.
42 McDougall Street
Milton, Queensland 4064
Australia
Telephone: 61.7.3859.9755
Facsimile: 61.7.3859.9715
Email: brisbane@johnwiley.com.au

Blackwell Publishing Asia Pty. Ltd.
550 Swanston Street
Carlton South, Victoria 3053
Australia
Telephone: 61.3 8359 1011
Facsimile: 61.3 8359 1120

Asia
John Wiley & Sons (Asia) Pte. Ltd.
2 Clementi Loop #02-01
Singapore 129809
Telephone: 65.64632400
Facsimile: 65.64634605
Email: enquiry@wiley.com.sg

Blackwell Publishing Services Singapore PTE Ltd
600 North Bridge Road
#05-01 Parkview Square
(S) 188 778
Singapore
Telephone: 65.65118188
Facsimile: 65.65118288

This document is a publication of Wiley's Corporate Communications Department. An electronic version of this report is available online at www.wiley.com. Quarterly earnings results will also be posted on the site on the day they are issued; anyone who wishes to receive a print copy of any of the quarterly earnings press releases should contact J. Bacchi-Mourtziou at the address listed on this page under Form 10K.

Susan Spilka Corporate Communications Director / **Bernhardt Fudyma Design Group** Concept and Design / **Bill Hayward** Portrait Photography / **Spencer Jones** Product Photography / Graytor Printing Company, Inc.


WILEY
1807-2007
KNOWLEDGE FOR GENERATIONS

JOHN WILEY & SONS, INC.
111 River Street, Hoboken, NJ 07030-5774
201.748.6000 www.wiley.com

DIRECTIONS

in medicine, education, accounting, travel, technology, astronomy, architecture, psychology, leadership, and globalization.


WILEY
1807-2007
KNOWLEDGE FOR GENERATIONS

For 200 years, Wiley has endeavored to make a difference in the lives of the people we serve by publishing textbooks that have defined fields, pioneering research articles, and must-have content and services.

While celebrating the Company's bicentennial, we look forward, with great anticipation, to Wiley's continued growth and evolution. It is fitting to envision what may lie ahead as we enter our third century. As a publisher with a mission to share the knowledge and understanding of our authors with audiences around the world, we thought it would be appropriate to ask some of them to share their observations on the future direction of their fields.

A diverse group of authors responded with essays describing their vision, several of which are included in this Report; the entire collection is available on www.wiley.com/go/bicentennial. We hope the views of these authors will stimulate thought and discussion.

While no one can predict the future with certainty, contemplation of the possibilities sparks imagination and spurs innovation. As Belgian physicist, Nobel laureate chemist, and Wiley author Ilya Prigogine said, "The future is uncertain... but this uncertainty is at the very heart of human creativity."

ON TRAVEL

by Pauline Frommer


9
LUDWIG-LANDMANN
STRASSE
11
13
IDSTEINER STRASSE
15
MAINZER
A

'm a nearsighted Nostradamus, I'll admit it. In looking at the future of travel, I find myself obsessing about the recent past—the chilling effect 9/11 had on travel to New York City and air travel in general; the destruction of the tourism industry on the island of Bali by repeated terrorist attacks there; the paralyzing fear caused by Asian Bird Flu and SARS, which literally eliminated travel to such places as Toronto and Hong Kong for nearly a year; the environmental reshaping that's taking place thanks to global warming, which has been robbing Alpine ski resorts of their snow, and scuba destinations of their reefs and fish. These clouds and others hang over the travel industry. Because I'm a travel writer and not a psychic, I can't predict what new global disasters will affect how we travel, and even *if* we travel, in the upcoming decades.

That said, if I eliminate these unknowable factors from the mix (a convenient ploy, I'll admit), there are some trends today that I believe will blossom in the years to come. First up: super-sizing. Just as sodas at convenient stores have become Midas-sized goblets, so cruise ships and airplanes are on the verge of becoming floating and flying cities. As I write this, Royal Caribbean cruises is pouring $1 billion into the creation of a new monolith with an appropriately biblical name: *Genesis*. Set to debut in 2009, it has the capacity to carry 6,400 passengers and will weigh nearly twice as much as the second largest ship afloat now, the *Queen Mary II*, a whopping 220,000 gross tons. Who knows how large these mammoth ships will grow—will they be able to stay afloat with 10,000 or 20,000 passengers aboard? My guess is that some engineer will try it. The world's largest aircraft now is nearly the length of a football field, but I've heard tell of even larger ones in the planning stages, in which passengers fly not only in the body of the plane but within massive, hollow wings as well. Visit Vegas, Malaysia, or Dubai to see the resort hotel on steroids. In these destinations, and coming in other locales (such as Macau, China) are multi-billion dollar pleasure palaces, each one with ten or more on-site restaurants, casinos the size of China's Tiananmen Square, and rooms for upwards of 4,000, 5,000, or 6,000 merrymakers.

Conversely, there's a strong movement today towards the "personalization" of vacations, the downsizing yin to the industry's supersizing yang. Thanks to the masterful search and booking capabilities of the Web, travelers are no longer accepting "one size fits all" vacations. Instead, they're tailoring their holidays much more specifically, planning a cooking class for one day, a yoga retreat on another, truffle hunts or sweat lodges on a third. So-called "specialty travel" is booming, with more travelers than ever choosing say, all-women tour groups, pioneer-style vacations in covered wagons, or vacations spent in classes studying the great books. I don't see any end in sight for the growth of off-the-beaten-path travel (perhaps making that alternative path pretty well-beaten itself).

As for destinations: the list of acceptable choices is expanding and will continue to grow in the future. As elbow room becomes an ever scarcer commodity at the Louvre in Paris, the rim of the Grand Canyon, and the Air and Space Museum in Washington, D.C., travelers are choosing to explore the Eastern European capitals, the less well-known National Parks, and such emerging cultural hotspots as Austin, Texas and Asheville, North Carolina. Because of its immense size, its importance on the world scene, and its rich cultural history, China is a mighty presence on the touristic landscape and will only continue to grow in stature, as will many other Asian destinations.

What else does the future hold for travelers? Your guess is as good as mine.



PAULINE FROMMER, DAUGHTER OF FAMED TRAVEL EXPERT ARTHUR FROMMER, IS THE CREATOR OF THE NEW PAULINE FROMMER GUIDES, PUBLISHED BY WILEY. HER NEW YORK CITY BOOK WAS NAMED BEST GUIDEBOOK OF 2006 BY THE NORTH AMERICAN TRAVEL JOURNALISTS ASSOCIATION. PAULINE CO-HOSTS *THE TRAVEL SHOW* HEARD EVERY SUNDAY ON OVER 100 RADIO STATIONS NATIONWIDE, APPEARS WEEKLY ON *CNN PIPELINE*, AND WRITES A WEEKLY COLUMN FOR MSNBC.COM.

ON EVIDENCE-BASED MEDICINE

by Mike Clarke



he surest prediction about what evidence-based health care will look like in a few years, as both a research endeavor and an influence on peoples' lives, is that it is unpredictable. In making health-care decisions, however, we have little choice but to make predictions. Which painkiller will get rid of this headache quickest? Does that sprained ankle need to be x-rayed? What other treatments could be used to lower blood pressure if this drug doesn't work?

Health care is full of questions, and my prediction—and hope—is that it will be increasingly full of answers. Furthermore, these answers will be based less on opinion and more on reliable evidence: knowledge derived from high-quality research that is blended with the clinical judgment of the health-care provider and the values of the patient.

Picture the scene: a busy general practice in 2012. The power of knowledge has been harnessed to the power of electronic-information storage. As the patient's symptoms are entered into the general practitioner's computer, it draws on his history, to suggest possible diagnoses. It also draws on reliable research evidence to rank the likelihood of these diagnoses and to highlight questions or tests that the GP might ask, or do, to help reach a decision. With a decision reached, the computer draws on knowledge about the problem's seriousness and the likelihood of its clearing up on its own. Available treatments are suggested and their likely benefits and harms described. If there is uncertainty about the best treatment, there is an option to enter a research study, randomly assigning the patient to one of these treatments and collecting future information about his health to inform future decisions.

The computer doesn't make decisions for the patient and doctor; it organizes and provides knowledge for them to draw on. In the future I look forward to this knowledge will come from independent, systematic reviews of research. Individual research projects are so numerous that trying to tap their separate findings when making a decision would be almost impossible. What people need, and what the knowledge broker of the future will provide, is a summary of existing research studies that appraises their quality and summarizes their evidence. This knowledge won't just be on the GP's desk; it will be everywhere that health-care decisions are made.

Although in life we often feel overwhelmed by information, in health care we already have the means to take a vast amount of information and distill it into the pure knowledge that we need. Even more attractive, there is no reason the patient might not be able to use similar tools at home, to help decide on the need to see the GP and to weigh the different treatment options.

What of the more distant future? What will health care be like when Wiley celebrates it 250th anniversary in 2057? I am confident of one thing: we will still fall sick and need treatment. The world of evidence-based health care then may be one in which our individual values and preferences for different outcomes and interventions are already known, stored on a chip under the skin of our little fingers to allay concerns about privacy and illicit access. Visits with health-care providers will begin with a scan of this chip so that the knowledge system can suggest appropriate options, one being a specially tailored trial comparing the two most suitable. The patient will have been able to consider this trial in advance through her home computer. If she accepts the trial, she will be randomized to an intervention, and her response to the treatment will be captured at future visits and used to help improve the knowledge base.

Knowledge is power, and when it comes to health-care decisions, what better place to have that power than at—if not in—the fingertips of those affected by these decisions, and of the people who care for them?



MIKE CLARKE, PH.D., IS DIRECTOR OF THE U.K. COCHRANE CENTRE AND PROFESSOR OF CLINICAL EPIDEMIOLOGY AT THE UNIVERSITY OF OXFORD. HE WORKS ON A WIDE RANGE OF HEALTH RELATED SYSTEMATIC REVIEWS, AS WELL AS SOME OF THE LARGEST EVER RANDOMIZED TRIALS IN SPECIFIC AREAS OF HEALTH CARE, SUCH AS PRE-ECLAMPSIA, BREAST CANCER SUBARACHNOID HEMORRHAGE, AND POISONING.

ON LEADERSHIP

by Patrick Lencioni

...I'm guessing that the world will be even more global then than it is today, something that is equally exciting and frightening, depending on the nature of social trends. It is reasonable to assume that employees will have greater choice and input, as labor shortages and increasing standards of living continue.

If that is the case, leaders and managers will have to continue to inspire their subordinates more than they, well, subordinate them. They'll have to enable people to connect their work to their pursuit of personal development and meaning, or risk losing them to other, more fulfilling endeavors. Great companies will have to figure out how to institutionalize this, which is not a small feat given the tendency to bureaucratize instead.

TO READ MORE FROM THIS ESSAY VISIT WWW.WILEY.COM/GO/BICENTENNIAL

PATRICK LENCIONI IS FOUNDER AND PRESIDENT OF THE TABLE GROUP, A SAN FRANCISCO BAY AREA MANAGEMENT CONSULTING FIRM SPECIALIZING IN EXECUTIVE TEAM DEVELOPMENT AND ORGANIZATIONAL HEALTH. A SOUGHT-AFTER EXECUTIVE COACH AND SPEAKER, HE IS AUTHOR OF SEVERAL BEST-SELLING BOOKS, INCLUDING *THE FIVE DYSFUNCTIONS OF A TEAM*, *THE FOUR OBSESSIONS OF AN EXTRAORDINARY EXECUTIVE*, AND *THE FIVE TEMPTATIONS OF A CEO*

ON EDUCATION

by Jearl Walker



When I began to write books 35 years ago, the duties of instructor, author, and publisher were simple: the instructor instructed the class, the author authored the course textbook, and the publisher published the textbook. The primary source of information was the instructor, but the students also pored over the textbook, reading the material from start to finish, perhaps many times. The textbook was static, its contents fixed in place for years at a time. Although it had the personality of the author, it provided only a one-way interaction: book to student. The student could never query the author.

Let's jump into the future. Well, in some cases, maybe to just next year. The instructor no longer teaches in the traditional sense, the author no longer writes what we used to think of as a textbook, and the publisher publishes an array of multimedia educational materials.

The instructor is now more of a coordinator than an instructor, making the choices about what topics to cover, what education portals to make available to the students, and what toggle switches to throw in using a publisher's Web delivery system. The instructor oversees a course but may never actually grade the students or even see the students in person.

The students may never see each other by gathering in a classroom. Instead, they "message" each other while they plug into the information portals provided in the course. Class time is now 24/7, with a continuous flow of information for the duration of the semester. Nor is it static or one-way. Both the information and the delivery methods are flexible, and the students can get help in a variety of formats. In essence, a student has a personal tutor available at the touch of a mouse.

The author still inspires a personal pedagogical vision and the author's name is still spotlighted to identify that vision, but the author cannot possibly generate all the materials associated with the name or vision. Instead, the author is a member of a large team that produces the materials and then facilitates their use.

The publisher is now more heavily involved with course instruction, providing a wide range of educational materials beyond the traditional textbook. The student may never know the publisher, but their bond can be as tight as electronic communication allows. In fact, a student could now say, *"I took the intro course from Publisher X,"* as well as from a particular professor or even book author.

All these changes pose a challenge for higher education. Universities and colleges are supposed to produce scholars, but scholarship requires a sense of community. The challenge of teaching by a Web delivery system to individual users, whether across the country or in the same dorm, will be to provide that sense of scholarly community.



JEARL WALKER, PH.D., IS A PROFESSOR OF PHYSICS AT CLEVELAND STATE UNIVERSITY HE TRAVELLED THE U S FOR 16 YEARS WITH HIS *FLYING CIRCUS* LECTURES, STARRED IN THE EMMY AWARD-WINNING PBS SHOW *KINETIC KARNIVAL*, AND WROTE "THE AMATEUR SCIENTIST" COLUMN IN *SCIENTIFIC AMERICAN* FOR 13 YEARS. HE IS THE LEAD AUTHOR OF THE WORLD'S BEST-SELLING PHYSICS TEXTBOOK, *FUNDAMENTALS OF PHYSICS*, AND *THE FLYING CIRCUS OF PHYSICS*

ON ARTIFICAL INTELLIGENCE

by Bernd Vowinkel



rtificial intelligence—the ability of machines to perform complex tasks through programming that enables decision making— is already part of our everyday life. It plays an increasingly important role in industrial production processes and in banking, and some equity funds are already successfully managed by artificial intelligence.

A distinction is often made between "weak AI," as in problem-solving machines and programs limited to special tasks such as playing chess and other games, and "strong AI," which involves some degree of self-awareness or even consciousness. It is anticipated that around the year 2015, the computing power of personal computers will have reached the computing power of our brains. The question is whether it will be possible to program artificial consciousness.

As we do not have a scientific theory of consciousness, and most scientists and philosophers think that such a theory will never be available, it is not a straightforward task to supply a computer with consciousness. The philosopher John Searle has argued that computer-simulated consciousness will never be true consciousness, and the physicist Roger Penrose has proposed that human consciousness involves processes on the quantum level of physics that are beyond our present knowledge. Most neuroscientists, however, see no way for the information processing function of neurons (nerve cells) to access single quantum mechanical processes, and others, such as Ray Kurzweil, a pioneer in fields including optical character recognition and text-to-speech synthesis, believe that we will be able to upload the human mind to a computer within a few decades.

The most promising approach to reaching a human level of intelligence and even self-awareness artificially is to copy the way the brain works. The information processing function of neurons has been studied extensively, and there are now software models available that simulate the behavior of these cells to a very high degree of accuracy. If one combines a large number of these artificial neurons into neural nets, one gets functional units that work very similarly to units of the human brain. These units can be trained to perform specific tasks, such as the recognition of speech or visual patterns. It is not necessary to copy the hardware of the human brain exactly, just to program the function of a neural net in a standard computer. For the optimization of the connections between the virtual neurons, evolutionary algorithms have been found to be very useful.

The first entertainment robots (such as Sony's "AIBO" and Wowee's "Robosapien") are now produced in large numbers. Although they can perform only very simple tasks at the moment, we will see continuous improvement to their intelligence. As they acquire the ability to perform more and more complex tasks, their application will extend beyond entertainment to such tasks as assistance in housekeeping and health care.

The shrinking size and reduced power consumption of processor chips are also yielding new possibilities for neural implants. Already most deaf patients can be treated with cochlear implants—not simply improved hearing aids that amplify sounds, but complex devices that perform a fast Fourier transform calculation of the received sound within milliseconds and distribute the resulting spectral function directly to the cochlea by way of tiny electrodes. Initial experiments have also been done with retinal chip implants for the blind, and another anticipated application is the development of neural implants for paraplegic patients.

Within a few decades we will be able not only to "repair" humans with a variety of neural implants and artificial organs, we will be able to increase human capabilities beyond their biological limits, resulting in the so-called Cyborg, or cybernetic organism. In addition, if artificial consciousness proves possible, we will be able to construct conscious robots. A civilization that includes such new kinds of beings is referred to as transhuman, and should a transhuman civilization emerge, humankind may find itself in the novel position of no longer being the summit of creation. Designers of transhuman beings will have tremendous power, the source of serious ethical concerns. Critics of such a development often cite Aldous Huxley's *Brave New World*, a dystopian view of a future dominated by state-controlled technology. What such critics overlook is that the main problem in Huxley's world is not the technology but the totalitarian state.



BERND VOWINKEL, PH.D., STUDIED COMMUNICATIONS ENGINEERING, PHYSICS, AND ASTRONOMY IN GIESSEN AND BONN, GERMANY. AFTER PURSUING RESEARCH AT THE RADIO ASTRONOMICAL INSTITUTE OF THE UNIVERSITY OF BONN, HE MOVED TO THE PHYSICAL INSTITUTE OF THE UNIVERSITY OF COLOGNE (1981), WHERE HE STILL WORKS. DR. VOWINKEL'S FIELDS OF RESEARCH INCLUDE SEMI-CONDUCTOR AND MICROWAVE TECHNOLOGY AS WELL AS RADIO ASTRONOMY. HE IS THE AUTHOR OF 75 SCIENTIFIC ARTICLES AND TWO BOOKS

ON GLOBALIZATION

by Pietra Rivoli



In the fall of 2006, a reporter from the *International Herald Tribune* visited Balkan Mahala, a mountainous village in Bulgaria with a population of eight. There he was introduced to 84-year-old Vasil Stoikov. Stoikov and his fellow villagers were self-sufficient by necessity. Stoikov wore homemade clothing, including pants and socks that had been knit from locally made yarn. The yarn, in turn, had been spun from wool that came from sheep on the nearby hillside. Stoikov's lunch would delight those who count "food miles" and argue that we should consume food that is produced nearby; the honey, yogurt, and pork were all produced within shouting distance.

Meanwhile, in America, anti-globalization critics fear that Stoikov's way of life will soon be lost to the ravages of the global-market economy, as the typical U.S. office worker drinks Ethiopian coffee for breakfast, and dresses in clothing from China before heading to work in a German car to his or her job in a Japanese company. The globalization backlash touts local production as a humanizing force in our far-flung world of global-economic networks.

Of course, for most of human history (indeed, probably 99.9% of human history), production and consumption resembled the localized world of Balkan Mahala, rather than the international networks of America's global economy. But during the next few years, the world will increasingly look more like the international cities of America and less like rural Bulgaria.

During the next few years perhaps a billion people will leave their lives of self-sufficiency and join the global economy. Globalphobics mourn the seemingly unstoppable forces that compel people to leave their idyllic self-sufficiency to join the global economy. Yet the millions who will move from farms and villages to factories will do so not because unstoppable forces will leave them no choice, but because globalization will give them that choice. Many Westerners will continue to romanticize local production and demonize globalization, but many people in the rural areas of poor countries do not actually want to raise sheep in order to have pants.

Expanding global networks will create winners and losers, but mostly it will enlarge the world for people such as Vasil Stoikov, giving them both choices and opportunities.



PIETRA RIVOLI, PH.D., IS ASSOCIATE PROFESSOR AT GEORGETOWN UNIVERSITY'S MCDONOUGH SCHOOL OF BUSINESS, WHERE SHE SPECIALIZES IN INTERNATIONAL BUSINESS, FINANCE, AND SOCIAL ISSUES IN BUSINESS. SHE IS THE AUTHOR OF *INTERNATIONAL BUSINESS* AND HAS BEEN PUBLISHED IN NUMEROUS ACADEMIC JOURNALS, INCLUDING THE *JOURNAL OF INTERNATIONAL BUSINESS STUDIES*, THE *JOURNAL OF BUSINESS ETHICS*, *BUSINESS ETHICS QUARTERLY*, AND THE *JOURNAL OF MONEY, CREDIT AND BANKING*.

ON ARCHITECTURE

by Dennis Hall

...The desire to live near amenities will continue to attract people to the urban areas and cities will continue to increase in density as land values rise. Transportation, urbanization, and an aging population will also affect architecture and the design of the built environment. We will demand more mixed-use communities where living, working, playing, and shopping are all combined into super-blocks. And while electronic shopping and telecommuting will work for many, personal human interaction is a necessary for many workers. Expect versions of the old "company town" to be centered on major industries, educational institutions, and service providers as communities of living.

TO READ MORE FROM THIS ESSAY VISIT WWW.WILEY.COM/GO/BICENTENNIAL

DENNIS J. HALL, FAIA, FCSI, IS FOUNDER AND MANAGING PRINCIPAL OF HALL ARCHITECTS, INC IN CHARLOTTE, NORTH CAROLINA, AND A MEMBER OF THE OMNICLASS CONSTRUCTION CLASSIFICATION SYSTEM (OCCS) DEVELOPMENT COMMITTEE, THE NATIONAL INSTITUTE OF BUILDING SCIENCES, AND VICE PRESIDENT OF THE SPECIFICATION CONSULTANTS IN INDEPENDENT PRACTICE HE IS COAUTHOR OF *THE ARCHITECT'S GUIDE TO THE U.S NATIONAL CAD STANDARD*

ON PSYCHOLOGY EDUCATION

by Karen Huffman



Our understanding of the human mind and behavior has advanced dramatically in the last several years. Psychology has grown as a field of study in which the sciences and social sciences converge, earning a new importance in medical and research communities. One measure of the increasing scope and influence of psychology is that for the first time in 56 years, three sitting members of the National Science Board are psychological scientists, specializing in research, education, and policy. As one of these new members, Camilla Persson Benbow, said, these three areas "make a nice little triad, but the fact that we're all psychologists, I think, says more about the breadth of the field today than it does about any specific change within the NSB."

Psychology is the most popular undergraduate course in the nation. Media personalities like Frasier, Dr. Phil, and Dr. Laura have helped to generate even more excitement and interest in psychology. But these characters paint a simplistic picture that leads to unfortunate stereotypes. Incoming students too often have misconceptions about the field and believe that psychology is primarily "commonsense" advice. Educators and textbook authors want to honor and feed their enthusiasm, but we also want to guide students towards a true understanding and appreciation of the scientific nature of psychology and the depth and diversity of our field and the great effect it can have on their lives.

Technology is allowing us to reach the ever-growing audience of students. Students at every level, from K–12 through post-secondary schools, are increasingly using iPODS, MP3 players, blogging, personal Web sites, instant messaging, and virtual meetings in all areas of education. The newest trends—downloadable audio lectures, flashcards, quizzes, and videotaped classroom lectures—are providing valuable and instant access to study and review materials. In the coming years, Internet access and online/distance-education programs will provide even greater educational opportunities for students of all ages, ethnicities, and educational back-grounds, from anywhere around the world.

Policy-makers, educators, and psychologists still have much to discover about the dramatic impact that technological advances can have on methods of teaching and learning. Psychologists have studied learning, memory, cognition, and communication for several decades, yet surprisingly little research has been done on the effectiveness of technological advances on pedagogy and the classroom. Given the shifting demographics of the student population, we need to conduct well-controlled research on the basic learning and memory processes of college students of all ages, backgrounds, and levels of preparation. With that knowledge, we can better employ technology to meet the challenges of increased diversity through changing our delivery methods, teaching styles, and professor–student relations.

For all that has been learned about the human mind and psyche in recent years, psychology remains a great, open frontier. Looking ahead, the study of the human mind and behavior and technological advances will continue to have a direct impact on the mental health and everyday well-being of individuals. Explorations of the human frontier offer promising solutions to age-old problems, but are raising new ethical and moral challenges. For example, research showing a biological basis to mental disorders, obesity, and sexual orientation may lead to increased tolerance and understanding worldwide. On the other hand, this knowledge, combined with advances genetic engineering, may also permit controversial and ethically questionable genetic alterations, which will have serious moral and psychological implications. Balancing the benefits and costs of these advances in research and technology will be a complex challenge for psychological scientists and society.



KAREN HUFFMAN, IS A PROFESSOR OF PSYCHOLOGY AT PALOMAR COLLEGE, SAN MARCOS, CALIFORNIA; THE AUTHOR OF *PSYCHOLOGY IN ACTION* AND CO-AUTHOR OF *VISUALIZING PSYCHOLOGY*, AMONG OTHER TITLES PROFESSOR HUFFMAN'S SPECIAL RESEARCH AND PRESENTATION FOCUS IS ON ACTIVE LEARNING AND CRITICAL THINKING. SHE HAS BEEN RECOGNIZED FOR EXCELLENCE IN TEACHING FROM THE AMERICAN PSYCHOLOGICAL ASSOCIATION, PALOMAR COLLEGE, AND THE UNIVERSITY OF TEXAS AT AUSTIN.

ON BIOMEDICINE

by H. Robert Horvitz



ver the past 5-15 years, the closely interrelated fields of biology and medicine have blossomed in ways unexpected and to many unimaginable not very long ago. For example, we have learned that genes—the bits of DNA that make us what we are—are so remarkably similar among different organisms that we can study what they do in a tiny fly, in a microscopic worm, or in a single-celled yeast that is used to brew beer and learn how corresponding genes work in humans and go wrong in human disease. The comprehensive study of genes, as exemplified by the Human Genome Project, has led to the new field of genomics and to a revolution in biology and medicine.

Today we are poised as never before for advances in the field of biomedicine. Technological advances will continue to impact the field, with increased computational power making possible more complex analyses of ever-larger data sets and improved bioimaging capabilities allowing us to delve deeper into the bodies of living experimental animals and of humans, with probes that are of increasing temporal and spatial resolution and of greater and greater biologic specificity. We will better understand complex biological systems, including the cell, the organism, and the interactions of organisms with their environments. Just as molecular neurobiology has helped integrate the efforts of molecular biologists and neuroscientists and as genomics has become a language common to fields as disparate as ecology and medicine, collaborations will continue to increase among researchers in the fields of biology and medicine. Collaborations will also increase between researchers in biomedicine and other disciplines, including chemistry, physics, computer science and numerous areas of engineering. Nonetheless, science driven by the creative independent investigator or small research group following a unique vision will likely remain the driver of the basic discoveries that lead to new knowledge and to the most novel applications.

The challenges will be many. The public and the U.S. federal government must believe in and support science. We must instill in K-12 students an excitement for science, as there was in the years of the space program. Young scientists must be offered the opportunity to pursue their scientific dreams with sufficient resources and within the context of a supportive environment.

If these challenges are met, one can envision a future in which biomedical science revolutionizes the field of medicine. Personalized medicine offers one example. New biomarkers will facilitate the diagnosis of disease, the assessment of disease progression, and the discovery and development of new pharmaceuticals. New therapeutic strategies will be developed, such as stem cell therapy, which will impact both basic research and clinical medicine. Novel vaccines and other pharmaceuticals should improve human health not only in the rich but also in the poorest countries in the world. Advances in brain science, to me the most exciting area of biomedical research today, should help solve one of the greatest mysteries of the natural world—how the brain forms, works and changes in response to its experiences. Advances in neuroscience and genomics together should reveal what makes the human brain different from the brains of our nearest relatives, the chimpanzee, the bonobo, and the gorilla. Such advances should also reveal why the brain sometimes malfunctions, for example, in neurodegenerative and neuropsychiatric disorders. In addition, I hope that such advances will allow us to better understand ourselves and thereby to better interact with each other as individuals and as societies, making a safer and better world.



H. ROBERT HORVITZ, PH.D., IS A BIOLOGY PROFESSOR AT MIT, A HOWARD HUGHES MEDICAL INSTITUTE INVESTIGATOR AND A NEUROBIOLOGIST AND GENETICIST AT MASSACHUSETTS GENERAL HOSPITAL. HIS RESEARCH FOCUSES ON MOLECULAR, DEVELOPMENTAL, AND BEHAVIORAL GENETICS AND HOW GENETICS RELATE TO ANIMAL DEVELOPMENT AND BEHAVIOR. HE IS THE RECIPIENT OF THE 2002 NOBEL PRIZE IN PHYSIOLOGY OR MEDICINE, AND THE 2002 WILEY PRIZE IN THE BIOMEDICAL SCIENCES

ON ASTRONOMY

by Stephen P. Maran

As financial support for the work of individual astronomers shrinks, while the number of astronomers continues to expand, more and more of them will be telecommuters in the fullest sense of the word. They will conduct their research and their teaching from home offices that resemble home theatres, attending virtual seminars and enjoying holographic representations of scientific sessions, prize lectures, poster papers, vendor booths, and job interviews....

A small fraction of the astronomers, recalcitrant throwbacks to an earlier age, will continue to work together, in person, in laboratories where new instruments are conceived and developed, providing the lifeblood for the research of thousands of others.

TO READ MORE FROM THIS ESSAY VISIT WWW.WILEY.COM/GO/BICENTENNIAL

STEPHEN P. MARAN, PH.D., IS THE PRESS OFFICER OF THE AMERICAN ASTRONOMICAL SOCIETY AND A 36-YEAR VETERAN OF THE SPACE PROGRAM WHO HAS WORKED ON NUMEROUS NASA PROJECTS, AMONG THEM THE HUBBLE SPACE TELESCOPE HE IS AUTHOR OF *THE ASTRONOMY AND ASTROPHYSICS ENCYCLOPEDIA* AND *ASTRONOMY FOR DUMMIES*

ON ACCOUNTING EDUCATION

by Donald Kieso, Jerry Weygandt, Paul Kimmel, and Terry Warfield



orldCom, Enron, and Fannie Mae: these and other accounting scandals have dominated the popular press for the past five years, eroding public confidence in auditing and financial reporting. More than 90 million Americans hold some form of investment in stocks, and many suffered greatly because their investment decisions relied on false financial information provided by dishonest managements. Accounting matters to society; without relevant and reliable financial information, our markets will not work.

In response to the scandals, Congress passed the most important legislation since the Securities Exchange Act of 1934—the Sarbanes–Oxley Act of 2002, precipitating a reexamination by the accounting profession of its most fundamental concepts and principles. Many questions arose regarding the transparency of financial reporting. How should we value assets and liabilities? What is the proper reporting for off-balance-sheet financing transactions, hybrid securities, and derivatives?

At the same time, other questions have arisen in connection with the emergence of a global economy. How quickly should international and U.S. accounting principles converge? In what format should companies deliver financial information globally? What changes might there be in the nature of the information provided?

It all adds up to a challenging and exciting time. In the wake of the accounting scandals, it is crucial that we get the accounting right as we develop and report information that will be useful to financial decision makers around the world. More than ever before, anyone with an interest in business must clearly have a basic understanding of accounting.

The opportunities for accounting educators are tremendous. Not only is technology providing the means to improve financial reporting, it is providing us the opportunity to change how we teach and how students learn, as new skills become an essential requirement for those entering the business world. Already, over one third of the students using our introductory financial accounting texts do their homework online using the WileyPLUS system. WileyPLUS grades homework automatically, giving students immediate feedback. Homework within WileyPLUS is linked to an electronic textbook as well as to tutorials and other supplemental materials, providing a richly layered environment suitable for a wide array of learning styles and needs. Many accounting instructors have restructured their courses to take full advantage of these educational resources; their students can now learn some of the more procedural aspects of accounting outside of class, freeing up class time for discussion of real-world issues, conceptual topics, and business ethics.

As accounting educators and textbook authors, we look forward to what the future holds. Through the challenges and opportunities of regulatory change, globalization, and technology, we reinvent ourselves. Today we spend much of our time working on issues that were not in the realm of possibility even five years ago. We are quite certain that will be equally true five years from now.



TERRY WARFIELD, PH.D., CPA, (LEFT) IS AN ASSOCIATE PROFESSOR OF ACCOUNTING AT THE UNIVERSITY OF WISCONSIN-MADISON **JERRY WEYGANDT, PH.D., CPA,** (CENTER LEFT) IS THE ARTHUR ANDERSEN ALUMNI PROFESSOR OF ACCOUNTING AT THE UNIVERSITY OF WISCONSIN-MADISON **DONALD KIESO, PH.D., CPA,** (CENTER RIGHT) IS THE KPMG EMERITUS PROFESSOR OF ACCOUNTANCY AT NORTHERN ILLINOIS UNIVERSITY **PAUL KIMMEL, PH.D., CPA,** (RIGHT) IS AN ASSOCIATE PROFESSOR AT THE UNIVERSITY OF WISCONSIN—MILWAUKEE

The entire collection of essays is available on www.wiley.com/go/bicentennial.


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1807-2007
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